                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-55854
PROSPECTUS

                                5,434,783 SHARES

                                ADVANCEPCS LOGO

                              CLASS A COMMON STOCK
                             ----------------------

       Rite Aid Corporation is selling 5,434,783 shares of our Class A common stock. The U.S. underwriters are offering 4,347,826 shares in the U.S. and Canada and the international managers are offering 1,086,957 shares outside the U.S. and Canada. We will not receive any proceeds from the sale of the Class A common stock being offered by this prospectus.

       The shares are quoted on the Nasdaq National Market under the symbol "ADVP." On March 8, 2001, the last sale price of the shares as reported on the Nasdaq National Market was $47 1/2 per share.

       INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 9 OF THIS PROSPECTUS.
                             ----------------------

                                                             PER SHARE      TOTAL
                                                             ---------      -----
Public offering price......................................   $47.375    $257,472,845
Underwriting discount......................................     $1.90     $10,326,088
Proceeds, before expenses, to the selling stockholder......   $45.475    $247,146,757

       The U.S. underwriters may also purchase up to an additional 652,094 shares from the selling stockholder, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an additional 163,023 shares from the selling stockholder.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The shares will be ready for delivery on or about March 14, 2001.
                             ----------------------

MERRILL LYNCH & CO.                               BANC OF AMERICA SECURITIES LLC

CREDIT SUISSE FIRST BOSTON
                   JPMORGAN
                                      CIBC WORLD MARKETS
                                                    ROBINSON-HUMPHREY

                             ----------------------

                 The date of this prospectus is March 8, 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    9
Special Note Regarding Forward-Looking Statements...........   21
Use of Proceeds.............................................   22
Price Range of Class A Common Stock and Dividend Policy.....   22
Capitalization..............................................   23
Selected Historical Financial and Operating Data............   25
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   28
Business....................................................   42
Management..................................................   62
Principal and Selling Stockholders..........................   65
Certain Transactions........................................   68
Description of Capital Stock................................   69
Underwriting................................................   76
United States Federal Tax Considerations for Non-United
  States Holders............................................   80
Legal Matters...............................................   82
Experts.....................................................   82
Where You Can Find More Information.........................   82
Index to Consolidated Financial Statements..................  F-1

     You should rely on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholder is not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, profitability and growth prospects may have changed since that date.

                               PROSPECTUS SUMMARY

     We acquired PCS Holding Corporation, or PCS, on October 2, 2000 and changed our name from Advance Paradigm, Inc. to AdvancePCS on December 8, 2000. Therefore, references to "AdvancePCS," "we," "our" or "us" refer to AdvancePCS as the combined company unless the context is referring to historical information prior to October 2, 2000, in which case such references refer to Advance Paradigm, Inc. prior to our acquisition of PCS.

     Unless we tell you otherwise, information in this prospectus assumes no exercise of the underwriters' option to purchase up to an additional 815,117 shares of Class A common stock from Rite Aid Corporation, or Rite Aid, the selling stockholder to cover any over-allotments. We report our financial results on a fiscal year rather than a calendar year basis. When we refer to a particular fiscal year in this prospectus, we mean the twelve months ended March 31 of that year. For example, fiscal year 2000 refers to the twelve months ended March 31, 2000.

                               ABOUT OUR COMPANY

WHO WE ARE

     We are a leading provider of health improvement services in the United States. As the largest pharmacy benefit management company, or PBM, based on number of lives covered, we currently serve more than 75 million health plan members and manage more than $20 billion in prescription drug spending on behalf of our health plan sponsors on an annualized basis. In addition, we offer a wide range of other health improvement products and services, such as prescription discount cards for the uninsured and under-insured, web-based programs, disease management, clinical trials and outcomes studies. Our mission is to improve the quality of care delivered to health plan members while helping health plan sponsors reduce overall costs.

     We generate revenues by providing our health improvement services to two primary customer groups: health plan sponsors and pharmaceutical manufacturers. We serve a broad range of health plan sponsors, including BlueCross BlueShield plans and other managed care organizations, employer groups, third party administrators of health plans, insurance companies, government agencies and labor union-based trusts. We work closely with pharmaceutical manufacturers to negotiate lower drug costs for our health plan sponsors. We also provide pharmaceutical manufacturers with clinical trial, research and information management services.

     In October 2000, we became the largest PBM through the acquisition of PCS. As the industry leader based on number of lives covered, we intend to position ourselves as the first choice of health plan sponsors who need a PBM with scale and scope to help effectively manage their growing prescription drug costs. We have generated and anticipate being able to generate additional synergies as a result of the PCS acquisition by:

     - consolidating and renegotiating existing contracts with pharmaceutical manufacturers;

     - re-contracting with our retail pharmacy network;

     - rationalizing and gaining economies of scale in our mail service operations;

     - generating corporate overhead and information technology efficiencies;
       and

     - pursuing cross-selling opportunities with pharmaceutical manufacturers and health plan sponsors.

     In addition, in July 2000, we acquired First Florida International Holdings, Inc. and its affiliated companies, collectively known as FFI, which provide prescription discount programs, or consumer cards, to the uninsured and under-insured. We believe our acquisitions of PCS and FFI significantly enhance our competitive position in the industry and provide substantial opportunities to generate operational efficiencies and continued growth.

     In the third quarter ended December 31, 2000, we reported revenues of $2.9 billion and EBITDA of $58.6 million. On a pro forma basis for the twelve months ended December 31, 2000, giving effect to our acquisition of PCS as if it had taken place as of January 1, 2000, we would have recognized revenues of $10.8 billion and EBITDA of $194.3 million.

INDUSTRY BACKGROUND

     The U.S. Healthcare Financing Administration, or HCFA, estimates that total prescription drug spending in the United States was approximately $100 billion in 1999 and projects this spending to remain the fastest growing component of health care costs, increasing by between nine and twelve percent annually from 2000 through 2008. We believe factors contributing to this trend include higher drug utilization, an expected increase in new drug introductions and high costs for newly-developed, more effective drug therapies.

     PBMs were first formed to provide health plan sponsors with a more efficient and less costly means of managing their members' prescription drug benefit, particularly the processing of pharmaceutical claims. While PBMs continue to process hundreds of millions of pharmaceutical claims per year, PBMs have also developed additional services, including mail-order pharmacies, point-of-sale claims processing, formulary development and other clinical services. By designing and implementing effective pharmacy benefit plans and formularies, PBMs gained the ability to influence the choice of pharmaceuticals used by a health plan's members. PBMs use their formulary influence and increased purchasing power to negotiate both rebates from pharmaceutical manufacturers and discounts from retail pharmacies, in order to generate savings for health plan sponsors.

     Over the past few years, the PBM industry has undergone significant consolidation. We believe such consolidation has principally been driven by the significant benefits of size and scale, including:

     - cost-saving opportunities to leverage a fixed-cost infrastructure over greater prescription claim volume, resulting in greater pricing flexibility; and

     - increased negotiating leverage with pharmaceutical manufacturers and retail pharmacies, resulting in greater ability to obtain lower drug costs for health plan sponsors.

We believe PBMs that effectively capture these benefits will be better positioned to strengthen their relationships with plan members, physicians and health plan sponsors and improve their competitive position.

OUR COMPETITIVE ADVANTAGES

     We believe we are well positioned to compete effectively in the PBM industry due to several key advantages:

     - We are the largest PBM in the industry based on number of lives covered.

     - We maintain an independent status, as we are not controlled by a pharmaceutical manufacturer, retail pharmacy or health plan sponsor.

     - We offer a wide range of health improvement products and services.

     - We have a diverse client base with substantial penetration across all key client segments.

     - We have a focused and experienced management team with an established track record in growing our business and integrating acquisitions.

OUR STRATEGY

     Our mission is to improve the quality of care delivered to health plan members while helping health plan sponsors reduce overall costs. In order to accomplish this mission, we plan to:

     CONTINUE TO GAIN EFFICIENCIES FROM OUR ACQUISITION OF PCS. Through the acquisition of PCS, we have created significant cost savings opportunities and increased negotiating leverage with pharmaceutical manufacturers and retail pharmacies. During the two-year period following the acquisition of PCS, we expect to realize significant synergies from the integration of PCS.

     INCREASE SALES PENETRATION TO EXISTING CUSTOMERS. One of our primary growth strategies is to increase sales penetration of our health management services within our existing customer base. With the addition of the complementary product lines and customer groups of PCS, we now offer more comprehensive product solutions, which we intend to cross-sell into our respective customer bases. Beyond combining existing services, we also plan to increase sales to our existing customers by expanding our disease management services and developing additional clinical research capabilities.

     INCREASE OUR MAIL SERVICE PENETRATION. We believe that our mail services reduce costs to health plan sponsors through volume purchasing, increased generic dispensing and higher rebates through greater formulary compliance. Through our combination with PCS, we believe that our mail service pharmacies are of sufficient scale and capacity to effectively compete. We plan to increase the percentage of the prescriptions filled by our mail pharmacies by aggressively promoting our mail services to the members of our health plan sponsors.

     INCREASE OUR CORE HEALTH PLAN SPONSOR CUSTOMER BASE. We plan to continue to grow our customer base by marketing our scale and comprehensive service offerings to a broader range of health plan sponsors. We believe that our increased size and ability to negotiate higher rebates and discounts make us more attractive to large accounts. As part of our strategy to expand our customer base, we have reorganized our sales force into teams focused on each customer segment.

     FURTHER DEVELOP WEB-BASED CAPABILITIES AND PURSUE NEW TECHNOLOGY INITIATIVES. Our health plan sponsor customers are increasingly interested in the convenience of web-enabled, pharmacy-related products and services for their members. We provide our clients with comprehensive web-based solutions, which include web-enabled PBM functions such as online refills and online prescription drug history, web-based content and web site development services for health plan sponsors. We plan to expand our current web-based product offerings, as well as continue to explore and implement new technologies to enable us to more effectively deliver our products and services.

     PURSUE STRATEGIC ACQUISITIONS AND ALLIANCES. We plan to continue our strategy of selectively pursuing acquisitions and alliances that are consistent with our corporate mission. In particular, we seek opportunities to:

     - increase the size of our core PBM business;

     - expand our product offerings for pharmaceutical manufacturers and health plan sponsors; and

     - enhance our current health improvement programs.

RECENT DEVELOPMENTS

     On February 22, 2001, we announced the signing of an agreement with Express Scripts, Inc. and Merck-Medco Managed Care, L.L.C. to form a new venture called RxHub LLC. RxHub LLC plans to develop an electronic exchange to enable physicians who use electronic prescribing technology to link to participating retail pharmacies, PBMs and health plan sponsors that their patients use.

     We have announced our intention to repay our senior subordinated notes by the end of fiscal year 2001 through a $200 million offering of notes. The offering of these notes will be made under an exemption from registration under the Securities Act of 1933 and is expected to close in March 2001.

PRINCIPAL EXECUTIVE OFFICES

     We are incorporated under the laws of the State of Delaware. Our principal executive office is located at 5215 North O'Connor Boulevard, Suite 1600, Irving, Texas 75039. Our telephone number is (469) 420-6000 and our web site can be found at www.AdvancePCSrx.com.

                                  THE OFFERING

Class A common stock offered by the selling
stockholder
  U.S. offering.............................    4,347,826 shares
  International offering....................    1,086,957 shares
     Total..................................    5,434,783 shares

Class A common stock outstanding after the
offering....................................    31,185,741 shares

Use of proceeds.............................    We will not receive any proceeds
                                                from this offering.

Risk factors................................    See "Risk Factors" and other
                                                information included in this
                                                prospectus for a discussion of
                                                factors you should carefully
                                                consider before deciding to
                                                invest in shares of our Class A
                                                common stock.

Nasdaq National Market symbol...............    ADVP

     The number of shares of Class A common stock outstanding after this offering is based on the number of shares outstanding on February 15, 2001, and 5,434,783 shares of Class A common stock to be issued to Rite Aid immediately prior to this offering upon conversion of 5,434,783 shares of Class B-2 common stock, representing a portion of the Class B-2 common stock that will be issued upon conversion of all 125,000 outstanding shares of Series A-2 preferred stock owned by Rite Aid.

     The number of shares of Class A common stock outstanding after this offering excludes:

     - 3,292,700 shares of Class A common stock reserved for issuance upon conversion of 3,292,700 shares of Class B-1 common stock, which are issuable upon conversion of all 65,854 outstanding shares of Series A-1 preferred stock owned by Joseph Littlejohn & Levy Fund III, L.P. and certain other investors, collectively referred to as JLL;

     - 4,207,300 shares of Class A common stock reserved for issuance upon conversion of 4,207,300 shares of outstanding Class B-1 common stock, all of which are currently held by JLL;

     - 815,217 shares of Class A common stock issuable upon conversion of 815,217 shares of Class B-2 common stock (representing those shares of Class B-2 common stock not converted into Class A common stock for sale in this offering), which shares include 815,117 shares of Class A common stock to be issued to Rite Aid upon conversion of 815,117 shares of Class B-2 common stock if the underwriters exercise their over-allotment in full and 100 shares of Class B-2 common stock to be retained by Rite Aid;

     - 8,233,878 shares of Class A common stock issuable upon exercise of options outstanding as of December 31, 2000 at a weighted average exercise price of $17.18 per share, of which 2,578,850 are fully vested at a weighted average exercise price of $7.50 per share;

     - 1,076,610 shares of Class A common stock issuable upon exercise of warrants outstanding as of December 31, 2000 at a weighted average exercise price of $20.40 per share, including 780,000 shares of Class A common stock issuable upon exercise of warrants issued to Rite Aid in connection with our acquisition of PCS; and

     - 527,966 shares of Class A common stock reserved as of December 31, 2000 for issuance under our equity-based compensation plans.

          SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA

     The following tables present summary consolidated statement of operations, balance sheet and supplemental data of AdvancePCS for the periods and dates indicated. The summary statement of operations data for each of the years in the three-year period ended March 31, 2000, and the balance sheet data as of March 31, 1998, 1999 and 2000 presented below are derived from our consolidated financial statements and accompanying notes, which have been audited by Arthur Andersen LLP, independent public accountants and are included elsewhere in this prospectus. The summary statement of operations data and supplemental data of AdvancePCS for the three- and nine-month periods ended December 31, 1999 and 2000, and the summary balance sheet data as of December 31, 1999 and 2000 are derived from the unaudited interim consolidated financial statements and accompanying notes of AdvancePCS, which are included elsewhere in this prospectus. The unaudited interim consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) which, in the opinion of our management, are necessary for a fair presentation of our financial position and results of operations for these periods. Historical operating results for the three- and nine-month periods ended December 31, 1999 and 2000 are not necessarily indicative of the results that may be expected for a full fiscal year.

     The following tables also present summary historical statement of operations and supplemental data of PCS for the periods and dates indicated. The summary statement of operations data of PCS are derived from the consolidated financial statements and accompanying notes of PCS, which have been audited by Ernst & Young LLP. Prior to January 23, 1999, PCS was a wholly-owned subsidiary of Eli Lilly and Company, or Eli Lilly, and its financial results for 1997 and 1998 were consolidated with those of Eli Lilly using a fiscal year ending December 31. On January 23, 1999, PCS was acquired by Rite Aid and its financial results for 1999 were consolidated with those of Rite Aid using a fiscal year ending February 26, 2000.

     The results of operations of PCS for the period commencing October 2, 2000, the date of our acquisition of PCS, are reflected in the financial statements of AdvancePCS after that date. The results of operations of PCS for the nine months ended December 31, 1999 and 2000 are included in the AdvancePCS pro forma financial data. Historical revenues and cost of revenues for AdvancePCS and PCS have been reclassified to reflect adoption of consistent revenue recognition policies. In connection with our recent acquisitions and the issuance of recent accounting pronouncements, we are evaluating certain aspects of Staff Accounting Bulletin 101 and Emerging Issues Task Force, or EITF, 99-19 "Reporting Gross Revenue as a Principal vs. Net as an Agent" as described in "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Changes in Revenue Recognition."

     You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical consolidated financial statements and related notes of each of AdvancePCS and PCS and the unaudited pro forma condensed consolidated financial information in this prospectus and in the annual reports and other information, including five-year selected financial data, that AdvancePCS has filed with the Securities and Exchange Commission and incorporated into this prospectus by reference.

ADVANCEPCS

                                                                 NINE MONTHS ENDED         THREE MONTHS ENDED
                                YEAR ENDED MARCH 31,               DECEMBER 31,               DECEMBER 31,
                          --------------------------------   -------------------------   -----------------------
                            1998       1999        2000         1999         2000(1)       1999        2000(1)
                          --------   --------   ----------   ----------     ----------   --------     ----------
                                                                    (UNAUDITED)                (UNAUDITED)
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues(2).............  $473,761   $757,259   $1,833,888   $1,312,881     $4,032,904   $519,858     $2,916,471
Gross profit............    29,806     40,959       75,502       55,017        135,074     19,941         91,842
Selling, general, and
  administrative
  expenses..............    18,955     21,006       38,793       28,593         75,568     10,362         55,072
Operating income(3).....    10,851     19,953       36,709       26,424         58,826      9,579         36,090
Net income(3)...........     8,088     14,144       20,876       15,111         19,264      5,484          6,978
Basic net income per
  share.................  $   0.38   $   0.59   $     0.84   $     0.61     $     0.72   $   0.22     $     0.23
Diluted net income per
  share(3)..............  $   0.31   $   0.53   $     0.75   $     0.54     $     0.58   $   0.20     $     0.16
BALANCE SHEET DATA (AS OF END OF PERIOD):
Cash and cash
  equivalents...........  $ 63,018   $ 45,895   $   55,243   $   54,515     $  141,350   $ 54,515     $  141,350
Working capital.........    27,657        201       12,108        8,339       (345,292)     8,339       (345,292)
Total assets............   178,639    304,016      406,738      398,357      3,142,595    398,357      3,142,595
Long-term debt,
  including current
  portion...............     1,285     50,000       50,000       50,000        810,000     50,000        810,000
Stockholders' equity....    50,342     68,773       98,044       86,295        393,906     86,295        393,906
SUPPLEMENTAL DATA(4):
EBITDA(5)...............  $ 13,320   $ 23,789   $   45,819   $   32,952     $   87,864   $ 12,204     $   58,572
Depreciation and
  amortization..........     2,469      3,836        9,110        6,528         28,358      2,625         21,802
Goodwill
  amortization(6).......       347        588        3,354        2,514         11,892        838         10,215
Pharmacy network claims
  processed.............    38,319     50,588       81,225       60,022        155,611     22,301        108,155
Mail pharmacy
  prescriptions
  filled................       839      1,289        1,674        1,225          3,189        446          2,249
Estimated members (as of
  end of period end)....    12,500     15,000       27,500             (7)      75,000           (7)      75,000

---------------

(1) Includes PCS data since the acquisition on October 2, 2000.

(2) Historical revenues for AdvancePCS have been reclassified to reflect adoption of consistent revenue recognition policies with PCS.

(3) Excluding merger costs and non-recurring charges, operating income would have been $36,770 and $59,506, respectively, net income would have been $7,393 and $20,605, respectively, and diluted net income per share would have been $0.17 and $0.62, respectively, for the three- and nine-month periods ended December 31, 2000.

(4) This data has not been audited.

(5) EBITDA consists of operating income plus depreciation and amortization. EBITDA does not represent funds available for our discretionary use and is not intended to represent cash flow from operations as measured under generally accepted accounting principles. EBITDA should not be considered as an alternative to net income or net cash used in operating activities, but may be useful to investors as an indication of operating performance. Our calculations of EBITDA may not be consistent with calculations of EBITDA used by other companies. EBITDA excludes merger costs, asset impairment and other non-recurring charges.

(6) Represents amortization of goodwill recorded in connection with our acquisition of PCS. Such goodwill represents the excess of the purchase price we paid in the acquisition over the net identifiable assets and liabilities we acquired less amounts allocated to intangible assets. The purchase price allocated to such assets and liabilities, and thus the amount of goodwill, is preliminary and is subject to revision following the results of an appraisal and further identification of intangible assets. We expect that this revision will be reflected in our financial results for the quarter ended March 31, 2001.

(7) Estimated members were not calculated for the three- and nine-month periods ending December 31, 1999.

PCS HOLDING CORPORATION

                                                           YEAR ENDED
                                                          DECEMBER 31,               YEAR ENDED
                                                  ----------------------------      FEBRUARY 26,
                                                     1997             1998              2000
                                                  -----------      -----------      ------------
                                                                  (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues(1).....................................  $ 5,960,131      $ 7,117,702      $ 8,126,231
Gross profit....................................      118,720          180,399          207,281
Selling, general, and administrative
  expenses(2)...................................      163,982          134,226          154,116
Operating income (loss).........................   (2,390,506)(3)       46,173           53,165
SUPPLEMENTAL DATA(4):
EBITDA(5).......................................  $    37,432      $   101,524      $   125,382
Pharmacy network claims processed...............      248,800          287,700          315,979
Mail pharmacy prescriptions filled..............        2,500            4,700            6,768

---------------

(1) Historical revenues for PCS have been reclassified to reflect adoption of consistent revenue recognition policies with AdvancePCS. Prior to giving effect to this reclassification, PCS's historical revenues were $547,425, $840,704 and $1,264,694 in the years ended December 31, 1997 and 1998 and February 26, 2000.

(2) Includes goodwill amortization.

(3) Includes asset impairment charges of $2.3 billion incurred in connection with Rite Aid's acquisition of PCS.

(4) This data has not been audited.

(5) EBITDA consists of operating income plus depreciation and amortization. EBITDA does not represent funds available for our discretionary use and is not intended to represent cash flow from operations as measured under generally accepted accounting principles. EBITDA should not be considered as an alternative to net income or net cash used in operating activities, but may be useful to investors as an indication of operating performance. Our calculations of EBITDA may not be consistent with calculations of EBITDA used by other companies. EBITDA excludes asset impairment and other non-recurring charges.

            SUMMARY UNAUDITED PRO FORMA FINANCIAL AND OPERATING DATA

     The following tables present summary unaudited pro forma consolidated statement of operations and supplemental data of AdvancePCS for the periods and dates indicated. The pro forma statement of operations and supplemental data give effect to our acquisition of PCS as if it had been consummated at the beginning of the periods presented. The summary unaudited pro forma financial data set forth below is presented for illustrative purposes only and is not necessarily indicative of what our actual results of operations would have been had the acquisition been consummated at the beginning of such periods. The summary unaudited pro forma financial data does not purport to be indicative of our results of operations for any future period. Historical revenues and cost of revenues for AdvancePCS and PCS have been reclassified to reflect adoption of consistent revenue recognition policies. In connection with our recent acquisitions and the issuance of recent accounting pronouncements, we are evaluating certain aspects of Staff Accounting Bulletin 101 and EITF 99-19 "Reporting Gross Revenue as a Principal vs. Net as an Agent" as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Changes in Revenue Recognition."

     You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," in the historical consolidated financial statements and related notes of each of AdvancePCS and PCS and the unaudited pro forma condensed consolidated financial information in this prospectus and in the annual reports and other information, including five-year selected financial data, that AdvancePCS has filed with the Securities and Exchange Commission and incorporated into this prospectus by reference.

                                       FISCAL YEAR       NINE MONTHS ENDED          THREE MONTHS ENDED
                                          ENDED            DECEMBER 31,                DECEMBER 31,
                                        MARCH 31,    -------------------------   -------------------------
                                          2000          1999          2000          1999          2000
                                       -----------   -----------   -----------   -----------   -----------
                                                                 (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues(1)..........................  $9,960,119    $7,439,269    $8,320,548    $2,633,168    $2,916,471
Gross profit.........................     282,783       210,663       245,372        68,193        91,842
Selling, general, and administrative
  expenses...........................     191,521       150,550       168,937        53,257        55,072
Non-recurring charges................          --            --           680            --           680
Operating income.....................      91,262        60,113        75,755        14,936        36,090

SUPPLEMENTAL DATA:
EBITDA(2)............................  $  167,001    $  116,748    $  144,044    $   35,507    $   58,572
Pharmacy network claims processed....     397,204       295,748       322,586       103,627       108,155
Mail pharmacy prescriptions filled...       8,442         6,318         6,830         2,165         2,249

---------------

(1) Historical revenues for AdvancePCS have been reclassified to reflect adoption of consistent revenue recognition policies.

(2) EBITDA consists of operating income plus depreciation and amortization. EBITDA does not represent funds available for our discretionary use and is not intended to represent cash flow from operations as measured under generally accepted accounting principles. EBITDA should not be considered as an alternative to net income or net cash used in operating activities, but may be useful to investors as an indication of operating performance. Our calculations of EBITDA may not be consistent with calculations of EBITDA used by other companies. EBITDA excludes merger costs, asset impairment and other non-recurring charges.

                                  RISK FACTORS

     You should carefully consider the following risks before purchasing our Class A common stock. If any of the following risks actually occur, our business, profitability or growth prospects could be materially adversely affected, the trading price of our Class A common stock could decline and you may lose all or a part of your investment. Additional risks and uncertainties, including those that are not yet identified or that we think are immaterial, may adversely affect our business, profitability and growth prospects. Before making your investment decision, you should also read the other information included in this prospectus or incorporated herein by reference, including our financial statements and the related notes.

RISKS RELATED TO OUR BUSINESS

WE MAY NOT REALIZE THE BENEFITS OF INTEGRATING WITH PCS OR BE SUCCESSFUL IN MANAGING OUR COMBINED COMPANY.

     We acquired PCS on October 2, 2000, which dramatically increased the size of our company. Unless our management is successful in integrating and managing the employees and assets acquired in the transaction in a cost-efficient manner we will not be able to realize the operating efficiencies and other benefits sought from the transaction. If we fail to successfully integrate our operations with those of PCS and successfully manage the combined company, our business, profitability and growth prospects will suffer.

WE HAVE SUBSTANTIAL DEBT OBLIGATIONS THAT COULD RESTRICT OUR OPERATIONS.

     We have substantial indebtedness. To finance our acquisition of PCS, we entered into an $825 million senior secured credit facility and issued $200 million of senior subordinated notes to the seller, Rite Aid. As of December 31, 2000, our outstanding debt was approximately $810 million and our ratio of debt to total stockholders' equity was approximately 2.1 to 1. We and our subsidiaries may also be able to incur substantial additional indebtedness in the future.

     Our substantial indebtedness could have adverse consequences, including:

     - increasing our vulnerability to adverse economic and industry conditions;

     - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

     - limiting our ability to borrow additional funds.

     In addition, approximately $610 million of our outstanding debt bears interest at a variable rate. While we have entered into interest rate protection agreements with respect to $400 million of this debt, we remain exposed to interest rate risk with respect to the remaining $210 million of this debt. Economic conditions could result in higher interest rates, which could increase debt service requirements on variable rate debt.

     Our debt service requirements will require the use of a substantial portion of our operating cash flow to pay interest on our debt instead of other corporate purposes. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. We cannot assure you that our cash flow and capital resources will be sufficient for payment of interest on and principal of our debt in the future, or that any such alternative measures would be successful or would permit us to meet scheduled debt service obligations. Any failure to meet our debt obligations could harm our business, profitability and growth prospects.

RESTRICTIVE FINANCING COVENANTS LIMIT THE DISCRETION OF OUR MANAGEMENT.

     Our credit facility and certain agreements governing our debt contain a number of covenants that limit the discretion of our management with respect to certain business matters. Our credit facility covenants, among other things, restrict our ability to:

     - incur additional indebtedness;

     - issue preferred stock;

     - declare or pay dividends and other distributions;

     - create liens;

     - make capital expenditures;

     - make certain investments or acquisitions;

     - enter into mergers or consolidations;

     - make sales of assets; and

     - engage in certain transactions with affiliates.

Our senior subordinated note indenture contains similar restrictive covenants. In addition, under our credit facility, we are required to satisfy a minimum fixed charge coverage ratio, a maximum total leverage ratio and a minimum interest coverage ratio. A breach of any agreements governing our debt would permit the acceleration of the related debt, which could harm our business, profitability and growth prospects. These restrictions may place us at a disadvantage compared to our competitors that have fewer restrictive covenants and are not required to operate under such restrictions.

COMPETITION IN OUR INDUSTRY IS INTENSE AND COULD REDUCE OR ELIMINATE OUR PROFITABILITY.

     The PBM industry is very competitive. If we do not compete effectively, our business, profitability and growth prospects could suffer. Our competitors include profitable and well-established companies that have significant financial, marketing and other resources. Some of our competitors in the PBM business are owned by profitable and well-established pharmaceutical manufacturers or national retail pharmacy chains, which may give them purchasing power and other advantages over us by virtue of their ownership structure, and enable them to succeed in taking away some of our customers.

     Over the last several years, competitive pressures have caused our margins to decrease. Our gross margins may continue to decline as we attract larger customers who typically have greater bargaining power than smaller customers and may require us to sell our services at decreased prices. We cannot be sure that we will continue to remain competitive, nor can we be sure that we will be able to successfully market our PBM services to customers at our current levels of profitability.

IF WE LOSE KEY HEALTH PLAN SPONSORS, OUR BUSINESS, PROFITABILITY AND GROWTH PROSPECTS COULD SUFFER.

     We depend on a limited number of large health plan sponsors for a significant portion of our consolidated revenues. Five customers generated approximately 68% of the claims we processed in fiscal year 2000 and approximately 14% on a pro forma basis giving effect to our acquisition of PCS. During this period, Foundation Health Systems, Inc., now known as Healthnet, generated approximately 31% of the claims we processed and approximately 6% on a pro forma basis. Our business, profitability and growth prospects could suffer if we were to lose one or more of our significant health plan sponsors.

     Our contracts with health plan sponsors typically provide for multi-year terms, with automatic 12-month renewals unless either party terminates the contract by giving written notice before the automatic renewal date. Most of these contracts are also terminable by either party without cause with 30 to 180 days notice. Many of our health plan sponsors put their contracts out for competitive bidding prior to expiration. We could lose health plan sponsors if they cancel their agreements with us, if we fail to win a competitive bid at the time of contract renewal, if the financial condition of any of our health plan sponsors deteriorates or if our health plan sponsors are acquired by, or acquire, companies with which we do not have contracts. Over the past several years, insurance companies, health maintenance organizations, or HMOs, and managed care companies have experienced significant consolidation. Our health plan sponsors have been, and may continue to be, subject to consolidation pressures.

IF WE LOSE RELATIONSHIPS WITH ONE OR MORE KEY PHARMACEUTICAL MANUFACTURERS OR IF THE PAYMENTS WE RECEIVE FROM PHARMACEUTICAL MANUFACTURERS DECLINE, OUR BUSINESS, PROFITABILITY AND GROWTH PROSPECTS COULD SUFFER.

     We have contractual relationships with numerous pharmaceutical manufacturers that pay us rebate payments based on use of selected drugs by health plan members, as well as fees for other programs and services. We believe our business, profitability and growth prospects could suffer if:

     - we lose relationships with one or more key pharmaceutical manufacturers;

     - rebates decline due to our failure to meet market share or other thresholds;

     - legal restrictions are imposed on the ability of pharmaceutical manufacturers to offer formulary rebates or purchase our programs or services; or

     - pharmaceutical manufacturers choose not to offer formulary rebates or purchase our programs or services.

Over the next few years, as patents expire covering many brand name drugs that currently have substantial market share, generic products will be introduced that may substantially reduce the market share of the brand name drugs. Historically, manufacturers of generic drugs have not offered formulary rebates on their drugs. If the use of newly-approved, brand name drugs added to our formulary, which is the list of preferred prescription drugs covered by a health plan, does not offset any decline in use of brand name drugs whose patents expire, our profitability could be reduced.

IF WE ARE UNABLE TO SUCCESSFULLY CONSOLIDATE OUR MAIL SERVICE PHARMACIES, OUR MAIL PHARMACY OPERATIONS COULD BE DISRUPTED, WHICH WOULD CAUSE OUR BUSINESS, PROFITABILITY AND GROWTH PROSPECTS TO SUFFER.

     We are in the process of consolidating our Richardson, Texas mail pharmacy operations into our larger facilities in Fort Worth, Texas and Birmingham, Alabama. Our failure to successfully consolidate these facilities could disrupt our mail pharmacy operations and adversely affect our ability to meet the needs of our customers. If we experience any type of disruption in our mail pharmacy operations or if we are unable to handle the volume of mail order prescriptions, our business, profitability and growth prospects would suffer.

IF WE LOSE PHARMACY NETWORK AFFILIATIONS, OUR BUSINESS, PROFITABILITY AND GROWTH PROSPECTS COULD SUFFER.

     Our contracts with retail pharmacies, which are non-exclusive, are generally terminable by either party on short notice. If one or more of the top pharmacy chains elects to terminate its relationship with us or if we are only able to continue our relationship on terms less favorable to us, our members' access to retail pharmacies and our business could suffer. In addition, some large retail pharmacy chains either own or have strategic alliances with PBMs or could attempt to acquire or enter into these kinds of relationships with PBMs in the future. Ownership of, or alliances with, PBMs by retail pharmacy chains could have material adverse effects on our relationships with these retail pharmacy chains and on our business, profitability and growth prospects.

IF OUR QUARTERLY REVENUES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY, THE PRICE OF OUR CLASS A COMMON STOCK MAY BE VOLATILE.

     Our revenues and operating results may in the future vary significantly from quarter to quarter. If our quarterly results fluctuate, it may cause our stock price to be volatile. We believe that a number of factors could cause these fluctuations, including:

     - the size and timing of our contract signings;

     - the expiration or termination of our contracts with significant customers;

     - changes in our revenues due to our entry into different types of customer contracts;

     - changes in the number of covered individuals in our customers' health plans;

     - costs associated with implementation of additional web-based services;

     - the timing of our new service and program announcements;

     - market acceptance of our new services and programs;

     - changes in our pricing policies or in our competitors' pricing policies;

     - the introduction by competitors of new services that make ours obsolete or less valuable;

     - changes in our operating expenses and our investment in infrastructure;

     - changes in government regulations;

     - personnel changes; and

     - conditions in the health care industry and the economy in general.

     It can take a year or more to sell our services to a new customer. Our long sales cycle adds to the unpredictability of our revenues, which could increase the volatility in the price of our Class A common stock. Our sales cycle varies substantially from customer to customer because of a number of factors over which we have little or no control. These factors include:

     - our customers' financial objectives or constraints;

     - the timing of contract bids and renewals;

     - changes in our customers' budgetary or purchasing priorities; and

     - potential downturns in general economic conditions.

     Because of the factors listed above, we believe that our quarterly revenues, expenses and operating results may vary significantly in the future and that period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance. It is also possible that in some future quarters, our operating results will fall below our expectations or the expectations of market analysts and investors. If we do not meet these expectations, the price of our Class A common stock may decline significantly.

FAILURE TO CONTINUE TO DEVELOP OR ACQUIRE NEW PRODUCTS, SERVICES AND TECHNOLOGIES COULD ADVERSELY AFFECT OUR BUSINESS, PROFITABILITY AND GROWTH PROSPECTS.

     We and our competitors continually develop new products and services to assist our customers in managing their pharmacy benefit. If we are unsuccessful in continuing to develop innovative products and services, our ability to attract new customers and retain existing customers may suffer. If our product development strategies are not successful, our business, profitability and growth prospects could suffer. Historically, we have experienced expense increases when developing new products. We anticipate that we will need to expend significant resources to develop or acquire new products and services in the future, which may adversely impact our profitability.

IF WE ARE UNABLE TO MANAGE POTENTIAL PROBLEMS AND RISKS RELATED TO FUTURE ACQUISITIONS AND ALLIANCES, OUR BUSINESS, PROFITABILITY AND GROWTH PROSPECTS COULD SUFFER.

     Part of our growth strategy includes acquisitions and alliances involving complementary products, services, technologies and businesses. If we are unable to overcome the potential problems and inherent risks related to acquisitions and alliances, our business, profitability and growth prospects could suffer. Our ability to continue to expand successfully through acquisitions and alliances depends on many factors, including our ability to identify acquisition or alliance prospects and negotiate and close transactions. Even if we complete future acquisitions or alliances:

     - we could fail to successfully integrate the operations, services and products of any acquired company;

     - we could fail to select the best alliance partners or fail to effectively plan and manage any alliance strategy;

     - our management's attention could be diverted from other business concerns; and

     - we could lose key employees of the acquired company.

Many companies compete for acquisition and alliance opportunities in the PBM industry. Some of our competitors are companies that have significantly greater financial and management resources than we do. This may reduce the likelihood that we will be successful in completing acquisitions and alliances necessary to the future success of our business.

IF OUR BUSINESS CONTINUES TO GROW RAPIDLY AND WE ARE UNABLE TO MANAGE THIS GROWTH, OUR BUSINESS, PROFITABILITY AND GROWTH PROSPECTS COULD SUFFER.

     Our business has grown rapidly in the last five years due to our acquisitions, with total revenues increasing from approximately $64.4 million in fiscal year 1995 to $1.8 billion in fiscal year 2000. In the fiscal quarter ended December 31, 2000, which includes the results of operations of PCS, we generated $2.9 billion in total revenues. If we continue to grow rapidly, we will need to hire additional senior and line management, increase our investment in employee recruitment, training and retention, and expand our information processing and financing control systems. Our future operating results will depend in part on the ability of our officers and other key employees to continue to recruit, train, retain and effectively manage our employees as well as to improve our operations, customer support and financial control systems. Our future growth will also depend on our ability to access capital. If we are unable to finance continued growth, manage future expansion successfully or hire and retain the personnel needed to manage our business successfully, then our business, profitability and growth prospects could suffer.

IF WE LOSE KEY EMPLOYEES ON WHOM WE DEPEND, IN PARTICULAR OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER, DAVID D. HALBERT, OUR BUSINESS COULD SUFFER.

     We believe that our continued success will depend to a significant extent upon retaining the services of our senior management. Our business could be materially and adversely affected if we lose the services of Mr. David D. Halbert, our chairman of the board and chief executive officer, or other persons in senior management. Any of our senior management could seek other employment at any time. We do not currently have "key-person" life insurance policies on any of our employees. If we cannot recruit, train, retain and effectively manage key employees, our business, profitability and growth prospects could suffer.

IF WE BECOME SUBJECT TO LIABILITY CLAIMS THAT ARE NOT COVERED BY OUR INSURANCE POLICIES, WE MAY BE LIABLE FOR DAMAGES AND OTHER EXPENSES THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, PROFITABILITY AND GROWTH PROSPECTS.

     A successful product or professional liability claim in excess of our insurance coverage could have a material adverse effect on our business, profitability and growth prospects. While we intend to maintain professional and general liability insurance coverage at all times, we cannot assure you that we will be able to maintain insurance in the future, that insurance will be available on acceptable terms or that insurance will be adequate to cover any or all potential product or professional liability claims.

     Various aspects of our business may subject us to litigation and liability for damages, including:

     - the dispensing of pharmaceutical products;

     - the performance of clinical trials, PBM services and health improvement services; and

     - the operation of our call centers and web sites.

For example, our clinical research services involve the risk of liability for personal injury or death from unforeseen adverse side effects or improper administration of a new drug. We could be materially and adversely affected if we were required to pay damages, incur defense costs or face negative publicity in connection with a claim that is outside the scope of our contractual indemnity or insurance coverage.

RISKS RELATED TO OUR INDUSTRY

PRIOR TO OUR ACQUISITION OF PCS, PCS RECEIVED A SUBPOENA FROM THE DEPARTMENT OF HEALTH AND HUMAN SERVICES OFFICE OF INSPECTOR GENERAL IN CONNECTION WITH AN INDUSTRY-WIDE INVESTIGATION, AND ALTHOUGH THERE HAS BEEN NO ALLEGATION OF WRONGDOING ON OUR PART, WE COULD BE SUBJECT TO SCRUTINY, INVESTIGATION OR CHALLENGE UNDER FEDERAL OR STATE ANTI-KICKBACK OR OTHER LAWS, WHICH COULD CAUSE OUR BUSINESS, PROFITABILITY AND GROWTH PROSPECTS TO SUFFER.

     Federal anti-kickback laws generally prohibit the receipt or solicitation of payment in return for purchasing or ordering, or arranging for or recommending the purchasing or ordering of, items and services reimbursable by federal health care programs. Some states have similar laws that apply across all payors. To date, these laws have not been applied to prohibit the types of business arrangements we have with pharmaceutical manufacturers, health plan sponsors or retail pharmacies. However, courts and enforcement authorities that administer the anti-kickback laws have historically interpreted these laws broadly.

     In November 1999, PCS received a subpoena by the Department of Health and Human Services Office of Inspector General, or OIG, requesting PCS to produce certain documents about its programs and how they operate in connection with an industry-wide investigation. The investigation was instigated and is being pursued by the United States Attorney's Office for the Eastern District of Pennsylvania, which indicated an intention to review PBMs' programs in light of anti-kickback and other laws and regulations. Specifically, the focus of this investigation appears to be PBMs' relationships with pharmaceutical manufacturers and retail pharmacies and PBMs' programs relating to drug formulary compliance, including rebate and other payments made by pharmaceutical manufacturers to PBMs and payments made by PBMs to retail pharmacies or others. The United States Attorney's Office has also contacted some of the pharmaceutical manufacturers with which we have agreements, and has asked these manufacturers to provide copies of documents relating to their agreements with us. There has been no allegation of any wrongdoing on our part. At this time, we are unable to predict whether the government will commence any action challenging any of our programs and practices. We believe that our programs, and those of PCS prior to the acquisition, are in compliance with the requirements imposed by anti-kickback laws and other applicable laws and regulations. Nevertheless, we could be subject to scrutiny, investigation or challenge under these laws and regulations as a result of the OIG investigation or otherwise, which could have a material adverse effect on our business, profitability and growth prospects.

IF LEGISLATIVE OR REGULATORY INITIATIVES RESTRICT OUR ABILITY TO USE PATIENT IDENTIFIABLE MEDICAL INFORMATION, OUR CLINICAL PROGRAMS AND OUR BUSINESS GROWTH STRATEGY BASED ON THESE SERVICES COULD SUFFER.

     Through our health improvement programs, we help our health plan sponsor customers identify individuals who will most benefit from the programs. Governmental restrictions on the use of patient identifiable information may adversely affect our ability to conduct health improvement programs and medical outcome studies and could adversely affect our growth strategy based on these programs. Federal and state legislation has been proposed, and some state laws have been enacted, to restrict the use and disclosure of patient identifiable medical information. Legislation could be enacted in the future that severely restricts or prohibits our use of patient identifiable information, which could harm our business, profitability and growth prospects.

     In December 2000, the Department of Health and Human Services, or HHS, issued final regulations regarding the privacy of individually-identifiable health information pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA. This final rule on privacy applies to both electronic and paper records and imposes extensive requirements on the way in which health care providers, health plan sponsors and their business associates use and disclose protected information. The final rule gives patients significant rights to understand and control how their protected health information is used and disclosed. Direct providers, such as pharmacies, are required to obtain patient consents for treatment, payment and health care operations. For all uses or disclosures of protected information that do not involve treatment, payment or health care operations, the rule requires that all covered entities obtain a valid patient authorization. In most cases, use or disclosure of protected health information must be limited to the minimum amount necessary to achieve the purpose of the use or disclosure. Organizations subject to the rule will have approximately two years to comply with its provisions. In addition, HHS has proposed, but not yet finalized, regulations pursuant to HIPAA that govern the security of individually-identifiable health information. Sanctions for failing to comply with standards issued pursuant to HIPAA include criminal penalties and civil sanctions. Due to the complex and controversial nature of the privacy regulations, they may be subject to court challenge, as well as further legislative and regulatory actions that could alter their effect. We cannot at this time predict with specificity what impact the recently adopted final rule on the privacy of individually-identifiable health information, or the proposed rule on security of individually-identifiable health information may have on us. However, they will likely increase our burden of regulatory compliance with respect to our health improvement programs and other information-based products, and may reduce the amount of information we may use if patients do not consent to such use. There can be no assurance that the restrictions and duties imposed by the recently adopted final rule on the privacy of individually-identifiable health information, or the proposed rule on security of individually-identifiable health information, will not have a material adverse effect on our business, profitability and growth prospects.

     Even without new legislation and beyond the final federal regulations, individual health plan sponsor customers could prohibit us from including their patients' medical information in our various databases of medical data. They could also prohibit us from offering services that involve the compilation of such information.

IF WE ARE EVER DEEMED TO BE A FIDUCIARY OF A HEALTH BENEFIT PLAN GOVERNED BY ERISA, WE COULD BE SUBJECT TO CLAIMS FOR BENEFIT DENIALS.

     We have agreements to provide PBM services to a number of self-funded corporate health plans. These plans are subject to the Employee Retirement Income Security Act of 1974, or ERISA, which regulates employee pension and health benefit plans. We believe that our activities are sufficiently limited that we do not assume any of the plan fiduciary responsibilities that would subject us to regulation under ERISA. Our agreements with our self-funded corporate plan customers state that we are not the fiduciary of the plan. However, the U.S. Department of Labor, which is the agency that enforces ERISA, could assert that the fiduciary obligations imposed by the statute apply to certain aspects of our operations. If we were deemed to be a fiduciary, we could potentially be subject to claims relating to benefit denials. In addition, we could also be subject to claims for breaching fiduciary duties in connection with the services we provide to the plan.

     In March 1998, Mulder v. PCS Health Systems, Inc. was filed as an alleged class action lawsuit in the United States District Court for the District of New Jersey. The plaintiff alleges that we are an ERISA fiduciary and that we have breached our fiduciary obligations under ERISA in connection with our development and implementation of formularies, preferred drug listings and intervention programs. The class of plaintiffs has not yet been certified, and we intend to oppose such certification. We have denied all allegations of wrongdoing and are vigorously defending this lawsuit. Although the ultimate outcome is uncertain, an adverse determination could materially harm our business, profitability and growth prospects.

     ERISA also prohibits a "party in interest" to a plan from engaging in certain types of transactions with the plan, including purchases, sales and loans. Violations are subject to civil and criminal liability. By providing services to these plans, we are subject to the restrictions on a party in interest. We believe that we are in compliance with these provisions of ERISA. However, there is no guarantee that the government would not challenge our practices.

IF THERE ARE CHANGES IN FEDERAL OR STATE FINANCING AND REGULATION OF THE HEALTH CARE INDUSTRY, OUR CUSTOMERS MAY DELAY OR REDUCE THE PURCHASE OF OUR SERVICES.

     During the past several years, the United States health care industry has been subject to an increase in governmental regulation, on both the federal and state level. We cannot predict what effect, if any, these proposals might have on our business, profitability and growth prospects. Congress is expected to consider proposals to change Medicare drug coverage and reimbursement policies, and many states are considering proposals to provide or expand drug assistance programs. Both Congress and the states are expected to consider legislation to increase governmental regulation of managed care plans. Some of these initiatives would, among other things, require that health plan members have greater access to drugs not included on a plan's formulary and give health plan members the right to sue their health plans for malpractice when they have been denied care. The scope of the managed care reform proposals under consideration by Congress and state legislatures and enacted by states to date vary greatly, and the extent to which future legislation may be enacted is uncertain. However, these initiatives could greatly impact the managed care and pharmaceutical industries and, therefore, could have a material adverse impact on our business, profitability and growth prospects.

     In addition, several legislative proposals are under consideration in Congress to provide Medicare recipients with outpatient drug benefits through the use of PBMs. While we believe that a Medicare prescription drug benefit could provide us with new business opportunities, the structure of such a program could have a material adverse impact on our business, profitability and growth prospects.

     Several states, including California, New Jersey and New York, have introduced legislation that would directly regulate PBMs, but to our knowledge, no state has passed such legislation. Several regulatory and quasi-regulatory bodies, such as the National Association of Insurance Commissioners, the National Association of Boards of Pharmacy and the National Committee on Quality Assurance, are also considering proposals to regulate PBMs and proposals to increase the regulation of certain PBM activities, such as formulary and utilization management, and downstream risk assumption. While the outcome of these initiatives is uncertain, any resulting legislation could materially harm our business, both directly as a PBM, and indirectly through the impact on the pharmacy benefit services we are able to deliver on behalf of our health plan sponsors.

     There is great attention being paid to the pricing of prescription drug products and how they are reimbursed by government programs. Changes have been put forward that would alter the calculation of drug prices for Federal programs and likely reduce expenditures. These proposals may increase governmental involvement in health care and health benefit management services and otherwise change the way our customers do business. Health care organizations may react to these proposals and the uncertainty surrounding them by cutting back or delaying the purchase of our health benefit management services, and manufacturers may react by reducing rebates or reducing supplies of certain products, which would materially harm our business, profitability and growth prospects.

IF GOVERNMENT LAWS OR REGULATIONS RELATING TO THE FINANCIAL RELATIONSHIPS BETWEEN PBMS AND PHARMACEUTICAL MANUFACTURERS ARE INTERPRETED AND ENFORCED IN A MANNER ADVERSE TO OUR PBM AND HEALTH IMPROVEMENT PROGRAMS, WE MAY BE SUBJECT TO ENFORCEMENT ACTIONS AND OUR BUSINESS OPERATIONS COULD BE MATERIALLY LIMITED.

     In January 1998, the United States Food and Drug Administration, or FDA, issued a Draft Guidance for Industry regarding the regulation of activities of PBMs that are directly or indirectly controlled by pharmaceutical manufacturers. To date, the FDA has not taken any further action. Although it appears that the FDA has changed its position regarding regulation of communications by PBMs, there is no assurance that it will not re-examine the issue and seek to assert the authority to regulate the communications of such PBMs.

     Since 1993, retail pharmacies have filed numerous separate lawsuits against pharmaceutical manufacturers, wholesalers and other PBMs. These lawsuits challenge brand name drug pricing practices under various state and federal anti-trust laws. These suits also allege in part that the pharmaceutical manufacturers offered, and some PBMs accepted, rebates and discounts on brand name prescription drugs that violate the federal Robinson-Patman Act and the federal Sherman Antitrust Act. Some pharmaceutical manufacturers have settled certain of these actions. We are not a party to any of these proceedings. However, at this time we cannot assess whether we will be made a party to this type of lawsuit. Court decisions or terms of any settlements relating to these lawsuits could materially and adversely affect us in the future.

IF GOVERNMENT LAWS OR REGULATIONS ARE ENACTED, INTERPRETED OR ENFORCED IN A MANNER ADVERSE TO OUR CLINICAL RESEARCH PROGRAMS, WE MAY BE SUBJECT TO ADMINISTRATIVE ENFORCEMENT ACTIONS, AS WELL AS CIVIL AND CRIMINAL LIABILITY.

     We assist pharmaceutical manufacturers in conducting clinical trials for new drugs, or new uses for existing drugs. The conduct of clinical trials is regulated by the FDA under the authority of the Federal Food, Drug and Cosmetic Act and the related regulations. If government laws or regulations are interpreted and enforced in a manner adverse to our clinical research programs, we may be subject to administrative enforcement actions, as well as civil and criminal liability. In general, the sponsor of the drug product that is being studied, or the manufacturer that will have the right to market the drug product if it is approved by the FDA, has the responsibility to comply with the laws and regulations that apply to the conduct of the clinical trials. However, in providing services related to the conduct of clinical trials, we may assume some or all of the sponsor's or clinical investigator's obligations related to the study of the drug. In October 1998, the FDA announced that the agency would give Institutional Review Boards, which are independent bodies that oversee the conduct of clinical investigations, increased access to information pointing to violative or potentially violative conduct on the part of clinical investigators, for example the physicians who conduct the clinical trials.

     Because the interpretation and enforcement of these laws and regulations relating to the conduct of clinical trials is uncertain, the FDA may consider our compliance efforts to be inadequate and initiate administrative enforcement actions against us. If we fail to successfully defend against an administrative enforcement action, it could result in an administrative order suspending, restricting or eliminating our ability to participate in the clinical trial process, which would materially limit our business operations. Moreover, some violations of the Federal Food, Drug and Cosmetic Act are punishable by civil and criminal penalties against both the violating company and responsible individuals. If warranted by the facts, we and our employees involved in the trials could face civil and criminal penalties, which include fines and imprisonment.

     As a consequence of the severe penalties we and our employees potentially could face, we must devote significant operational and managerial resources to comply with these laws and regulations.

Although we believe that we substantially comply with all existing statutes and regulations material to the operation of our business, regulatory authorities may disagree and initiate enforcement or other actions against us. In addition, we cannot predict the impact of future legislation and regulatory changes on our business or assure you that we will be able to obtain or maintain the regulatory approvals required to operate our business.

RISKS RELATED TO AN INVESTMENT IN OUR CLASS A COMMON STOCK

NEW INVESTORS OWN A SIGNIFICANT AMOUNT OF OUR STOCK, GIVING THEM INFLUENCE OVER CORPORATE TRANSACTIONS AND OTHER MATTERS.

     As a result of our acquisition of PCS:

     - JLL owns 65,854 shares of Series A-1 preferred stock and 4,207,300 shares of Class B-1 common stock; and

     - Rite Aid owns 125,000 shares of Series A-2 preferred stock.

     In connection with Rite Aid's participation as a selling stockholder in this offering, immediately prior to this offering, Rite Aid will convert its 125,000 shares of Series A-2 preferred stock into 6,250,000 shares of Class B-2 common stock. Rite Aid will then convert 5,434,783 shares of Class B-2 common stock into 5,434,783 shares of Class A common stock, which it will sell in this offering. Assuming all remaining shares of Class B-2 common stock held by Rite Aid after this offering and all shares of Series A-1 preferred stock and Class B-1 common stock held by JLL were converted into Class A common stock at the current conversion prices set forth in our second amended and restated certificate of incorporation, JLL would beneficially own 19.0% of our Class A common stock, Rite Aid would beneficially own 2.1% of our Class A common stock and together they would own approximately 21.1% of our Class A common stock. Accordingly, these stockholders may be able to substantially influence the outcome of stockholder votes and otherwise have influence over our business. In addition, JLL and Rite Aid under our second amended and restated certificate of incorporation have the right to designate four of our 11 directors, and we cannot take certain actions without their consent. The interests of these investors may differ from other investors. You should carefully review our definitive proxy statement for the 2000 annual meeting of stockholders incorporated herein by reference for a detailed discussion of our acquisition of PCS and the rights of the holders of our preferred stock and Class B common stock.

IF THE PRICE OF OUR CLASS A COMMON STOCK CONTINUES TO FLUCTUATE SIGNIFICANTLY, YOU COULD LOSE ALL OR A PART OF YOUR INVESTMENT.

     In the past 12 months, the closing price of our Class A common stock has ranged from a low of $9.50 to a high of $51.63, and has fluctuated as much as $11.31 in five trading days. The price of our Class A common stock is subject to sudden and material increases and decreases, and decreases could adversely affect investments in our Class A common stock. The price of our Class A common stock could fluctuate widely in response to:

     - our quarterly operating results;

     - changes in earnings estimates by securities analysts;

     - changes in our business;

     - changes in the market's perception of our business;

     - changes in the businesses, earnings estimates or market perceptions of our competitors;

     - changes in general market or economic conditions; and

     - changes in the legislative or regulatory environment.

In addition, the stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. The price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with our company and these fluctuations could materially reduce our stock price.

FUTURE SALES OF OUR CLASS A COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     Sales of a substantial number of shares of our Class A common stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our Class A common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock.

     After this offering, we will have 31,185,741 shares of Class A common stock outstanding. Of these shares, all shares sold in this offering, other than shares, if any, purchased by our affiliates, will be freely tradable. The number of shares of Class A common stock outstanding does not include:

     - 3,292,700 shares of Class A common stock reserved for issuance upon conversion of 3,292,700 shares of Class B-1 common stock, which are issuable upon conversion of all 65,854 outstanding shares of Series A-1 preferred stock owned by Joseph Littlejohn & Levy Fund III, L.P. and certain other investors, collectively referred to as JLL;

     - 4,207,300 shares of Class A common stock reserved for issuance upon conversion of 4,207,300 shares of outstanding Class B-1 common stock, all of which are currently held by JLL;

     - 815,217 shares of Class A common stock issuable upon conversion of 815,217 shares of Class B-2 common stock (representing those shares of Class B-2 common stock not converted into Class A common stock for sale in this offering), which shares include 815,117 shares of Class A common stock to be issued to Rite Aid upon conversion of 815,117 shares of Class B-2 common stock if the underwriters exercise their over-allotment in full and 100 shares of Class B-2 common stock to be retained by Rite Aid;

     - 8,233,878 shares of Class A common stock issuable upon exercise of options outstanding as of December 31, 2000 at a weighted average exercise price of $17.18 per share, of which 2,578,850 are fully vested at a weighted average exercise price of $7.50 per share;

     - 1,076,610 shares of Class A common stock issuable upon exercise of warrants outstanding as of December 31, 2000 at a weighted average exercise price of $20.40 per share, including 780,000 shares of Class A common stock issuable upon exercise of warrants issued to Rite Aid in connection with our acquisition of PCS; and

     - 527,966 shares of Class A common stock reserved as of December 31, 2000 for issuance under our equity-based compensation plans.

Although not currently outstanding, these shares may be issued and become eligible for sale in the public market from time to time.

     We, the selling stockholder, our executive officers and directors and JLL are subject to agreements that limit, with some exceptions, such persons' ability to sell or dispose of their Class A common stock for a period of at least 90 days after the date of this prospectus without the prior written consent of Merrill Lynch, which could, in its sole discretion, elect to permit resale of shares by these individuals prior to the lapse of the 90-day period.

     In addition, JLL and Rite Aid have "demand" registration rights and "piggyback" registration rights in connection with future offerings of our Class A common stock. The demand rights enable the holders to demand that their shares be registered and may require us to file a registration statement under the Securities Act of 1933 at our expense. The piggyback rights require us to provide notice to these stockholders if we propose to register any of our securities under the Securities Act of 1933 and to allow such holders to include their shares in our registration statement. JLL and Rite Aid have agreed not to exercise their "demand" rights until at least 90 days following the date of this prospectus without the prior written consent of Merrill Lynch.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT MAY DISCOURAGE A CHANGE OF CONTROL.

     Our second amended and restated certificate of incorporation authorizes the issuance of preferred stock without stockholder approval. Our board of directors has the power to determine the price and terms of any preferred stock. The ability of our board of directors to issue one or more series of preferred stock without stockholder approval could deter or delay unsolicited changes of control by discouraging open market purchases of our Class A common stock or a non-negotiated tender or exchange offer for our Class A common stock. Discouraging open market purchases may be disadvantageous to our stockholders who may otherwise desire to participate in a transaction in which they would receive a premium for their shares.

     In addition, some provisions of our second amended and restated certificate of incorporation and bylaws may also discourage a change of control by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions include:

     - a board that is divided into five classes, which are elected to serve staggered three-year terms;

     - certain qualifications for our Class A and Class C directors;

     - limitations on the size of our board of directors to 11 directors; and

     - prior approval from our outstanding Series A-1 preferred stock and our Class B common stock before we can engage in certain transactions.

These provisions may have the effect of discouraging takeovers, even if the change of control might be beneficial to our stockholders.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "thinks," and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include, among other things, those matters discussed under the caption "Risk Factors," as well as the following:

     - general economic and business conditions;

     - demographic changes;

     - new governmental regulations and changes in, or the failure to comply with existing, governmental regulations;

     - legislative proposals that impact our industry or the way we do business;

     - changes in our industry;

     - changes in Medicare and Medicaid payment levels;

     - liability and other claims asserted against us;

     - integration of PCS and realization of synergies;

     - competition; and

     - our ability to attract and retain qualified personnel.

     Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus. We assume no obligation to update or revise them or provide reasons why actual results may differ.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of shares of Class A common stock offered by the selling stockholder.

            PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

     Our Class A common stock has been traded on the Nasdaq National Market under the symbol "ADVP" since October 8, 1996. The following table sets forth for the indicated periods the high and low sale prices of our Class A common stock as quoted on the Nasdaq National Market.

                                                                HIGH          LOW
                                                                ----          ---
FISCAL YEAR ENDED MARCH 31, 1999:
First Quarter...............................................    $21 3/4       $12 11/16
Second Quarter..............................................     18 1/2         8 1/2
Third Quarter...............................................     17 5/8        10 5/8
Fourth Quarter..............................................     33 7/8        15 11/16
FISCAL YEAR ENDED MARCH 31, 2000:
First Quarter...............................................    $32 1/2       $21 1/8
Second Quarter..............................................     34 3/4        24
Third Quarter...............................................     31 1/2        18 1/16
Fourth Quarter..............................................     28 3/4        11 1/8
FISCAL YEAR ENDED MARCH 31, 2001:
First Quarter...............................................    $22 5/8       $ 9 1/2
Second Quarter..............................................     42 3/16       19
Third Quarter...............................................     51 5/8        29 5/8
Fourth Quarter (through March 8, 2001)......................     49 3/4        29

     On March 8, 2001, the last reported sale price of our Class A common stock on the Nasdaq National Market was $47 1/2.

     On February 26, 2001, there were over 5,000 beneficial owners of our Class A common stock represented by 104 holders of record.

     We have never paid any cash dividends on our Class A common stock and do not expect to pay cash dividends in the foreseeable future. We intend to retain future earnings to finance the ongoing operations and growth of our business. In addition, our credit facility prohibits the payment of dividends and the indenture governing our senior subordinated notes limits the payment of dividends.

                                 CAPITALIZATION

     The following table sets forth as of December 31, 2000:

     - the unaudited capitalization of our company; and

     - the unaudited capitalization of our company as adjusted to reflect the sale of Class A common stock in this offering.

     Immediately prior to this offering, Rite Aid will convert 125,000 shares of Series A-2 preferred stock into 6,250,000 shares of Class B-2 common stock. Rite Aid will then convert 5,434,783 shares of Class B-2 common stock into 5,434,783 shares of Class A common stock, which it will sell in this offering. If the underwriters exercise their over-allotment option in full, Rite Aid will convert an additional 815,117 shares of Class B-2 common stock into 815,117 shares of Class A common stock, which it will sell in connection with such exercise. Upon completion of this offering, no shares of Series A-2 preferred stock will remain outstanding. To better understand this table, you should review "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and our consolidated financial statements, including the accompanying notes, included in this prospectus.

                                                              AS OF DECEMBER 31, 2000
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................  $  141,350   $  141,350
                                                              ==========   ==========
Long-term debt:
  Revolving credit line.....................................  $   60,000   $   60,000
  Term debt, including current portion......................     550,000      550,000
  Senior subordinated notes(1)..............................     200,000      200,000
                                                              ----------   ----------
          Total long-term debt..............................     810,000      810,000
Stockholders' Equity:
  Preferred stock, $.01 par value; 5,000,000 shares
     authorized:
     Series A-1 convertible preferred stock, $.01 par value;
      authorized: 65,854 shares actual and as adjusted;
      issued and outstanding: 65,854 shares actual and as
      adjusted(2)...........................................           1            1
     Series A-2 convertible preferred stock, $.01 par value;
      authorized: 125,000 shares actual and as adjusted;
      issued and outstanding: 125,000 shares actual and none
      as adjusted(3)........................................           1           --
  Common stock, $.01 par value; 100,000,000 shares
     authorized, actual and as adjusted:
     Class A common stock, $.01 par value; authorized:
      86,250,000 shares actual and as adjusted; issued and
      outstanding: 25,705,723 shares actual and 31,140,506
      shares as adjusted....................................         257          311
     Class B-1 common stock, $.01 par value; authorized:
      7,500,000 shares actual and as adjusted; issued and
      outstanding: 4,207,300 shares actual and 4,207,300
      shares as adjusted(4).................................          42           42
     Class B-2 common stock, $.01 par value; authorized:
      6,250,000 shares actual and as adjusted; issued and
      outstanding: none actual and 815,217 as adjusted(4)...          --            8
Additional paid-in capital..................................     339,444      339,383
Accumulated earnings........................................      54,161       53,481(5)
                                                              ----------   ----------
          Total stockholders' equity........................     393,906      393,226
                                                              ----------   ----------
          Total capitalization (excluding cash).............  $1,203,906   $1,203,226
                                                              ==========   ==========

---------------

(1) We have announced our intention to repay the senior subordinated notes by the end of fiscal year 2001 through a $200 million offering of notes. The offering of these notes will be made under an exemption from registration under the Securities Act of 1933 and is expected to close in March 2001.

(2) Shares of Series A-1 preferred stock are convertible into an aggregate of 3,292,700 shares of Class B-1 common stock, which shares are convertible into an aggregate of 3,292,700 shares of Class A common stock.

(3) Shares of Series A-2 preferred stock are convertible into an aggregate of 6,250,000 shares of Class B-2 common stock, which shares are convertible into an aggregate of 6,250,000 shares of Class A common stock.

(4) Shares of Class B-1 and Class B-2 common stock are convertible into Class A common stock on a one-for-one basis.

(5) The expenses in connection with the issuance and distribution of the shares offered in this offering, other than underwriting discounts and commissions, are being paid by us.

     The table above excludes:

     - 8,233,878 shares of Class A common stock issuable upon exercise of options outstanding as of December 31, 2000 at a weighted average exercise price of $17.18 per share, of which 2,578,850 are fully vested at a weighted average exercise price of $7.50 per share;

     - 1,076,610 shares of Class A common stock issuable upon exercise of warrants outstanding as of December 31, 2000 at a weighted average exercise price of $20.40 per share, including 780,000 shares of Class A common stock issuable upon exercise of warrants issued to Rite Aid in connection with our acquisition of PCS; and

     - 527,966 shares of Class A common stock reserved as of December 31, 2000 for issuance under our equity-based compensation plans.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

     The following tables present selected consolidated statement of operations, balance sheet and supplemental data of AdvancePCS for the periods and dates indicated. The selected statement of operations for each of the years in the three-year period ended March 31, 2000, and the balance sheet data as of March 31, 1998, 1999 and 2000 presented below are derived from our consolidated financial statements and accompanying notes, which have been audited by Arthur Andersen LLP, independent public accountants and the selected statement of operations data and supplemental data of AdvancePCS for the three- and nine-month periods ended December 31, 1999 and 2000, and the selected balance sheet data at December 31, 1999 and 2000 are derived from the unaudited interim consolidated financial statements and accompanying notes of AdvancePCS, which are included elsewhere in this prospectus. The unaudited interim consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) which, in the opinion of our management, are necessary for a fair presentation of our financial position and results of operations for these periods. Historical operating results for the three-and nine-month periods ended December 31, 1999 and 2000 are not necessarily indicative of the results that may be expected for a full fiscal year.

     The following tables also present selected historical statement of operations and supplemental data of PCS for the periods and dates indicated. The selected statement of operations data of PCS are derived from the consolidated financial statements and accompanying notes of PCS, which have been audited by Ernst & Young LLP. Prior to January 23, 1999, PCS was a wholly-owned subsidiary of Eli Lilly and its financial results for 1997 and 1998 were consolidated with those of Eli Lilly using a fiscal year ending December 31. On January 23, 1999, PCS was acquired by Rite Aid and its financial results for 1999 were consolidated with those of Rite Aid using a fiscal year ending February 26, 2000.

     The results of operations of PCS for the period commencing October 2, 2000, the date of our acquisition of PCS, are reflected in the financial statements of AdvancePCS after that date. The results of operations of PCS for the nine months ended December 31, 1999 and 2000 are included in the AdvancePCS pro forma financial data. Historical revenues and cost of revenues for AdvancePCS and PCS have been reclassified to reflect adoption of consistent revenue recognition policies. In connection with our recent acquisitions and the issuance of recent accounting pronouncements, we are evaluating certain aspects of Staff Accounting Bulletin 101 and EITF 99-19 "Reporting Gross Revenue as a Principal vs. Net as an Agent" as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Changes in Revenue Recognition."

     You should read the information contained in this section in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the historical consolidated financial statements and related notes of each of AdvancePCS and PCS, and the unaudited pro forma condensed consolidated financial information in this prospectus and in the annual reports and other information, including five-year selected financial data, that AdvancePCS has filed with the Securities and Exchange Commission and incorporated into this prospectus by reference.

ADVANCEPCS

                                                                               NINE MONTHS ENDED        THREE MONTHS ENDED
                                             YEAR ENDED MARCH 31,                DECEMBER 31,              DECEMBER 31,
                                     ------------------------------------   -----------------------   -----------------------
                                        1998         1999         2000         1999       2000(1)        1999       2000(1)
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                  (UNAUDITED)               (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues(2)........................   $473,761     $757,259    $1,833,888   $1,312,881   $4,032,904    $519,858    $2,916,471
Gross profit.......................     29,806       40,959        75,502       55,017      135,074      19,941        91,842
Selling, general, and
  administrative expenses..........     18,955       21,006        38,793       28,593       75,568      10,362        55,072
Non-recurring charges..............         --           --            --           --          680          --           680
                                      --------     --------    ----------   ----------   ----------    --------    ----------
Operating income...................     10,851       19,953        36,709       26,424       58,826       9,579        36,090
Interest income....................      2,950        2,860         1,064          801        2,297         240         1,587
Interest expense...................        (67)          --        (3,943)      (2,853)     (24,250)       (974)      (22,114)
Merger costs and asset disposal....       (689)          --          (160)          --       (1,200)         --            --
                                      --------     --------    ----------   ----------   ----------    --------    ----------
Income before income taxes.........     13,045       22,813        33,670       24,372       35,673       8,845        15,563
Provision for income taxes.........     (4,957)      (8,669)      (12,794)      (9,261)     (16,409)     (3,361)       (8,585)
                                      --------     --------    ----------   ----------   ----------    --------    ----------
Net income.........................   $  8,088     $ 14,144    $   20,876   $   15,111   $   19,264    $  5,484    $    6,978
                                      ========     ========    ==========   ==========   ==========    ========    ==========
Basic:
  Net income per share.............   $   0.38     $   0.59    $     0.84   $     0.61   $     0.72    $   0.22    $     0.23
  Weighted average shares
    outstanding....................     21,011       24,004        24,760       24,674       26,697      24,714        29,913
Diluted:
  Net income (loss) per share......   $   0.31     $   0.53    $     0.75   $     0.54   $     0.58    $   0.20    $     0.16
  Weighted average shares
    outstanding....................     26,202       26,876        27,737       27,868       33,305      27,657        44,507
BALANCE SHEET DATA (AS OF END OF PERIOD):
Cash and cash equivalents..........   $ 63,018     $ 45,895    $   55,243   $   54,515   $  141,350    $ 54,515    $  141,350
Working capital....................     27,657          201        12,108        8,339     (345,292)      8,339      (345,292)
Total assets.......................    178,639      304,016       406,738      398,357    3,142,595     398,357     3,142,595
Long-term debt.....................      1,285       50,000        50,000       50,000      810,000      50,000       810,000
Stockholders' equity...............     50,342       68,773        98,044       86,295      393,906      86,295       393,906
SUPPLEMENTAL DATA(3):
EBITDA(4)..........................   $ 13,320     $ 23,789    $   45,819   $   32,952   $   87,864    $ 12,204    $   58,572
Depreciation and amortization......      2,469        3,836         9,110        6,528       28,358       2,625        21,802
Goodwill amortization(5)...........        347          588         3,354        2,514       11,892         838        10,215
Pharmacy network claims
  processed........................     38,319       50,588        81,225       60,022      155,611      22,301       108,155
Mail pharmacy prescriptions
  filled...........................        839        1,289         1,674        1,225        3,189         446         2,249
Estimated members (as of end of
  period end)......................     12,500       15,000        27,500           (6)      75,000          (6)       75,000

---------------

(1) Includes PCS data since the acquisition on October 2, 2000.

(2) Historical revenues for AdvancePCS have been reclassified to reflect adoption of consistent revenue recognition policies with PCS.

(3) This data has not been audited.

(4) EBITDA consists of operating income plus depreciation and amortization. EBITDA does not represent funds available for our discretionary use and is not intended to represent cash flow from operations as measured under generally accepted accounting principles. EBITDA should not be considered as an alternative to net income or net cash used in operating activities, but may be useful to investors as an indication of operating performance. Our calculations of EBITDA may not be consistent with calculations of EBITDA used by other companies. EBITDA excludes merger costs, asset impairment and other non-recurring charges.

(5) Represents amortization of goodwill recorded in connection with our acquisition of PCS. Such goodwill represents the excess of the purchase price we paid in the acquisition over the net identifiable assets and liabilities we acquired less amounts allocated to intangible assets. The purchase price allocated to such assets and liabilities, and thus the amount of goodwill, is preliminary and is subject to revision following the results of an appraisal and further identification of intangible assets. We expect that this revision will be reflected in our financial results for the quarter ended March 31, 2000.

(6) Estimated members were not calculated for the three- and nine-month periods ending December 31, 1999.

PCS HOLDING CORPORATION

                                                         YEAR ENDED DECEMBER 31,     YEAR ENDED
                                                        -------------------------   FEBRUARY 26,
                                                           1997          1998           2000
                                                        -----------   -----------   ------------
                                                                     (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues(1)...........................................  $ 5,960,131   $7,117,702     $8,126,231
Gross profit..........................................      118,720      180,399        207,281
Selling, general and administrative expenses(2).......      163,982      134,226        154,116
Asset impairment(3)...................................   (2,345,244)          --             --
                                                        -----------   ----------     ----------
Operating income (loss)...............................   (2,390,506)      46,173         53,165
Interest (expense) income, net........................        1,202        2,417          5,867
                                                        -----------   ----------     ----------
Income (loss) before income taxes.....................   (2,389,304)      48,590         59,032
Provision for income taxes............................       (6,264)     (31,956)       (37,536)
                                                        -----------   ----------     ----------
Net income (loss).....................................  $(2,395,568)  $   16,634     $   21,496
                                                        ===========   ==========     ==========
SUPPLEMENTAL DATA(4):
EBITDA(5).............................................  $    37,432   $  101,524     $  125,382
Pharmacy network claims processed.....................      248,800      287,700        315,979
Mail pharmacy prescriptions filled....................        2,500        4,700          6,768

---------------

(1) Historical revenues for PCS have been reclassified to reflect adoption of consistent revenue recognition policies with AdvancePCS. Prior to giving effect to this reclassification, PCS's historical revenues were $547,425, $840,704 and $1,264,694 in the years ended December 31, 1997 and 1998 and February 26, 2000.

(2) Includes goodwill amortization.

(3) The asset impairment includes charges in connection with Rite Aid's acquisition of PCS.

(4) This data has not been audited.

(5) EBITDA consists of operating income plus depreciation and amortization. EBITDA does not represent funds available for our discretionary use and is not intended to represent cash flow from operations as measured under generally accepted accounting principles. EBITDA should not be considered as an alternative to net income or net cash used in operating activities, but may be useful to investors as an indication of operating performance. Our calculations of EBITDA may not be consistent with calculations of EBITDA used by other companies. EBITDA excludes asset impairment and other non-recurring charges.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are a leading provider of health improvement services in the United States. As the largest PBM based on number of lives covered, we currently serve more than 75 million health plan members and manage more than $20 billion in prescription drug spending on behalf of our health plan sponsors on an annualized basis. In addition, we offer a wide range of other health improvement products and services, such as prescription discount cards for the uninsured and under-insured, web-based programs, disease management, clinical trials and outcomes studies. Our mission is to improve the quality of care delivered to health plan members while helping health plan sponsors reduce overall costs.

     Over the past few years, the PBM industry has undergone significant consolidation. We believe such consolidation has principally been driven by the significant benefits of size and scale, including:

     - cost-saving opportunities to leverage a fixed-cost infrastructure over greater prescription claim volume, resulting in greater pricing flexibility; and

     - increased negotiating leverage with pharmaceutical manufacturers and retail pharmacies, resulting in greater ability to obtain lower drug costs for health plan sponsors.

We believe PBMs that effectively capture these benefits will be positioned to strengthen their relationships with plan members, physicians and health plan sponsors and improve their competitive position.

ACQUISITIONS

     Effective October 2, 2000, we completed the acquisition of PCS for an aggregate purchase price of $1.0 billion, of which we paid Rite Aid, the seller, $675 million in cash, and issued to Rite Aid $200 million in senior subordinated notes and $125 million in our convertible preferred stock. The cash portion of the purchase price was financed with the proceeds of an $825 million senior secured credit facility and $150 million in equity financing committed by JLL. In connection with the equity financing, we issued to JLL 65,854 shares of Series A-1 preferred stock for an aggregate purchase price of $65,854,000 and six shares of Series B preferred stock and 4,207,000 shares of our Class A common stock for an aggregate purchase price of $84,146,000. On December 8, 2000, the six shares of Series B preferred stock and the 4,207,000 shares of Class A common stock automatically converted into 4,207,300 shares of Class B-1 common stock. In connection with the senior subordinated notes, we issued to Rite Aid warrants to purchase 780,000 shares of Class A common stock. The warrants are not exercisable until October 2, 2002 and will terminate if we repay the senior subordinated notes prior to October 2, 2002. The acquisition of PCS was accounted for using the purchase method of accounting. The excess of the purchase price paid over the net identifiable assets and liabilities of PCS was recorded as goodwill.

     Effective July 5, 2000, we completed the acquisition of FFI. We issued 3.5 million shares of our Class A common stock in exchange for all of the outstanding shares of FFI. The merger constituted a tax-free reorganization and has been accounted for as a pooling of interests under APB No. 16.

     Effective March 31, 1999, we completed the acquisition of Foundation Health Pharmaceutical Services for $70 million in cash and warrants to purchase 400,000 shares of our Class A common stock. We valued such warrants at fair market value based upon the Black-Scholes valuation model. The acquisition of Foundation Health Pharmaceutical Services was accounted for using the purchase method of accounting. The purchase price was allocated to goodwill, certain customer contracts and other intangible assets.

     Effective December 1, 1998, we completed the acquisition of Baumel-Eisner Neuromedical Institute, Inc., a privately-held clinical trial firm, for $25 million in cash. The acquisition was accounted for using the purchase method of accounting.

     Effective February 9, 1998, we completed a merger with Innovative Medical Research, Inc., a privately-held clinical trial and survey research firm based in Towson, Maryland. We issued 1,752,156 shares and options to purchase 47,844 shares of our common stock in exchange for all the outstanding shares and options of Innovative Medical Research, Inc. The merger constituted a tax-free reorganization and has been accounted for as a pooling of interests under APB No. 16.

ANTICIPATED SYNERGIES RELATED TO PCS ACQUISITION

     We anticipate being able to generate synergies as a result of the PCS acquisition by:

     - Consolidating and renegotiating existing contracts with pharmaceutical manufacturers. A significant portion of our and PCS's contracts with manufacturers allow for increasingly favorable terms as volume increases. We have reviewed overlapping contracts and plan to migrate combined volume to the contract with the best terms. PBM contracts with manufacturers are generally not long-term in nature, and we expect to be able to negotiate more favorable terms that reflect our increased purchasing power.

     - Re-contracting with our retail pharmacy network. Historically, PCS had not aggressively negotiated its contracts with retail pharmacies due to its ownership history, as discussed in "Results of Operations -- PCS." We believe we can increase profitability by renegotiating our contract terms with retailers in our network that reflect the independence, as well as the increased scale of our combined company.

     - Rationalizing and gaining economies of scale in our mail service operations. Volume is an important component of profitability in the mail service business from both a fixed cost and purchasing power perspective. We plan to consolidate the operations of our Richardson, Texas mail service pharmacy into our larger facilities in Fort Worth, Texas and Birmingham, Alabama. Through this consolidation and resulting increased capacity utilization, we expect to realize significant cost savings. In addition, we recently entered into a new contract with a wholesale pharmaceutical supplier for our mail facilities with more favorable terms that reflect our increased purchasing power.

     - Generating corporate overhead and information technology efficiencies. Our combination with PCS puts us in a position to realize significant cost savings by generating corporate overhead and information technology efficiencies. We expect cost savings to result from consolidation of corporate fixed costs and the utilization of best practices from both companies. For example, we intend to relocate selected information systems to PCS's facilities in an effort to consolidate overhead and maximize efficiencies in this area.

     - Pursuing cross-selling opportunities with pharmaceutical manufacturers and health plan sponsors. Our acquisition of PCS provides us with a wider range of complementary products and services to sell to a larger customer base. For example, we have historically offered outcomes research to our customers, which we will now be able to cross-sell to traditional PCS customers. Likewise, PCS offers certain clinical programs and services that we have not previously provided to our customers.

INTEGRATION RELATED TO PCS ACQUISITION

     We have successfully completed most of the steps in integrating PCS that are necessary for us to operate as a single, combined company. Our combined organizational and management reporting structure has been rolled out and implemented at all levels of the organization. We have completed the integration of the operational components of the call centers and mail pharmacies. We have successfully completed an interface to all of our call centers and our mail service pharmacies so clients can be supported by any combination of these facilities. In addition, we have completed the evaluation of vendor contracts and are reviewing and finalizing improved terms with our pharmaceutical wholesalers, technology vendors and others. By the end of the quarter ending September 30, 2001, we expect to have completed the remaining steps in integrating PCS's operations, including the consolidation of our mail service operations, the relocation of selected information systems to PCS facilities, the rollout of an interface between our data processing platforms, and a combination of other technology systems.

SOURCES OF REVENUE

     We group the revenues from all of our health improvement service offerings into three categories: data, clinical and mail services.

     Data services

     Through our data services operations we process prescription claims on behalf of our health plan sponsor customers. When a member of one of our health plan sponsors presents a prescription or health plan identification card to a retail pharmacist in our network, the pharmacist accesses our online system to receive information regarding eligibility, patient history, health plan formulary listings, and negotiated price. The member generally pays a co-pay to the retail pharmacy and the pharmacist fills the prescription. On behalf of our health plan sponsors, during each billing cycle, our systems electronically aggregate pharmacy benefit claims, which include prescription costs plus our claims processing fees. Once we receive payments from health plan sponsors, we remit the amounts owed by those health plan sponsors to the retail pharmacies and keep the claims processing fees.

     We have established a nationwide network of over 56,000 retail pharmacies, each of which pay an access fee to be included in our network. Our contracts with most of our health plan sponsors provide for member access to our retail pharmacy network. Under these contracts, we have an independent obligation to pay network retail pharmacies for the drugs dispensed, meaning we have assumed this risk. In addition, we are a principal in the transaction; therefore, we record the aggregate pharmacy benefit claim payments from our health plan sponsors as revenues, and include prescription costs to be paid to retail pharmacies in cost of revenues.

     Some of our other customers have established their own pharmacy networks. Under contracts with these customers, we are not at risk for retail pharmacy payment obligations. Thus, we record only our claims processing fees as revenues and do not include prescription costs in revenues or cost of revenues.

     As a result, customers that use our network will generate higher revenues than customers that use their own networks. Similarly, while a customer who uses our network may contribute the same gross profit in terms of dollars as a customer that uses its own network, gross profit as a percentage of revenue will be significantly lower for the customer using our network because of the higher level of revenue and cost of revenue we recognize.

     Mail services

     We derive mail services revenues from the sale of pharmaceuticals to members of our customers' health plans. These revenues include the cost of the pharmaceuticals plus a dispensing fee. Our cost of revenues includes product costs and other direct costs associated with the dispensing of prescription drugs.

     Clinical and other services

     We have historically derived our clinical revenues primarily from formulary rebates and volume discounts from pharmaceutical manufacturers relating to the administration of our PBM and consumer card operations. We record revenues in the amount of the administration fees we charge for our services and include the cost of such services in cost of revenues. Some of these revenues are based on estimates of rebates generated for our clients that are subject to final settlement with the manufacturer. In addition, we generate clinical revenues on a fee-for-service basis on the sale of our comprehensive health improvement products and services, including disease management, clinical trials and outcomes studies.

CHANGES IN REVENUE RECOGNITION

     We purchased PCS on October 2, 2000 and have included this business in our consolidated results of operations since that time. We made changes in our revenue recognition policies to conform the different policies used by us and PCS and we have revised historical revenues to be comparable in all periods presented in this prospectus, with the exception of the audited consolidated financial statements of PCS beginning on page F-1 of this prospectus.

     The historical PCS amounts have been reclassified to reflect the change in presentation of data services revenues. In cases in which we have an independent obligation to pay our network pharmacy providers, we include payments from our plan sponsors for these benefits as revenues and payments to our pharmacy providers as cost of revenues. Historically, PCS recorded only claims processing fees as revenues. The change results in higher revenues and an equal increase in cost of revenues. This change had no effect on gross profit or operating income.

     The table below illustrates the effects of the reclassification on PCS's unaudited financial statement data.

                                                             HISTORICAL
                                    -------------------------------------------------------------
                                                                                     SIX MONTHS
                                       YEAR ENDED DECEMBER 31,       YEAR ENDED         ENDED
                                    -----------------------------   FEBRUARY 26,    SEPTEMBER 23,
                                        1997            1998            2000            2000
                                    -------------   -------------   -------------   -------------
                                                           (IN THOUSANDS)
Total revenues....................     $547,425        $840,704      $1,264,694        $651,205
Cost of revenues..................      428,705         660,305       1,057,413         540,907
Gross profit......................      118,720         180,399         207,281         110,298

                                                            RECLASSIFIED
                                    -------------------------------------------------------------
                                                                                     SIX MONTHS
                                       YEAR ENDED DECEMBER 31,       YEAR ENDED         ENDED
                                    -----------------------------   FEBRUARY 26,    SEPTEMBER 23,
                                        1997            1998            2000            2000
                                    -------------   -------------   -------------   -------------
                                                           (IN THOUSANDS)
Total revenues....................   $5,960,131      $7,117,702      $8,126,231      $4,287,644
Cost of revenues..................    5,841,411       6,937,303       7,918,950       4,177,346
Gross profit......................      118,720         180,399         207,281         110,298

     In addition, the historical financial statements of AdvancePCS have been revised to reflect a change in recognition of clinical and other services revenues. We receive funds from pharmaceutical manufacturers for formulary rebate programs that we administer on behalf of our health plan sponsors. We record revenues in the amount of the administration fees we charge for our services and include the cost of such services in cost of revenues. Previously, we recognized the entire amount of the rebate, including our administration fee, in revenues and the portion paid to our client in cost of revenues. The revision resulted in lower revenues and an equal decrease in cost of revenues. This change had no effect on gross profit or operating income.

     In December 1999, the Commission staff issued SAB 101 "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. In addition, the EITF issued a consensus in EITF 99-19 "Reporting Gross Revenue as a Principal vs. Net as an Agent." SAB 101 and the EITF are effective in our fourth fiscal quarter of 2001. In connection with our recent acquisitions and the issuance of these pronouncements, we are evaluating certain aspects of SAB 101 and the EITF, including gross versus net reporting of data and clinical revenues. We can provide no assurance that we may not need to report on a net basis in future periods. Net reporting of these revenues would have no effect on gross profit or operating income. If we had reported our data services revenue using net reporting, revenues and cost of revenues would have decreased by $304,876,000, $503,247,000 and $1,516,621,000, respectively, for the years ended March 31, 1998, 1999 and 2000.

     The EITF also has issued EITF 00-22 "Accounting for . . . Other Volume Based Sales Incentive Offers." This pronouncement provides accounting guidance for certain volume rebate programs. We are currently evaluating the impact, if any, of this EITF. This pronouncement is expected to be effective in our fourth quarter of 2001.

RESULTS OF OPERATIONS -- ADVANCEPCS

     The following table sets forth certain consolidated historical financial data of AdvancePCS. Historical revenues for AdvancePCS and PCS have been revised to reflect adoption of consistent revenue recognition policies as described above.

                                                                            NINE MONTHS ENDED        THREE MONTHS ENDED
                                          YEAR ENDED MARCH 31,                DECEMBER 31,              DECEMBER 31,
                                  ------------------------------------   -----------------------   -----------------------
                                     1998         1999         2000         1999       2000(1)        1999       2000(1)
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                               (UNAUDITED)               (UNAUDITED)
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Data services.................   $338,720     $554,716    $1,558,113   $1,120,040   $3,462,486    $446,235    $2,520,225
  Mail services.................     78,528      127,297       184,103      132,666      397,013      49,087       285,244
  Clinical and other services...     56,513       75,246        91,672       60,175      173,405      24,536       111,002
                                   --------     --------    ----------   ----------   ----------    --------    ----------
        Total revenues..........    473,761      757,259     1,833,888    1,312,881    4,032,904     519,858     2,916,471
Gross profit....................     29,806       40,959        75,502       55,017      135,074      19,941        91,842
Selling, general, and
  administrative expenses.......     18,955       21,006        38,793       28,593       75,568      10,362        55,072
Operating income................     10,851       19,953        36,709       26,424       58,826       9,579        36,090
Net income......................      8,088       14,144        20,876       15,111       19,264       5,484         6,978
Basic net income per share......   $   0.38     $   0.59    $     0.84   $     0.61   $     0.72    $   0.22    $     0.23
Diluted net income per share....   $   0.31     $   0.53    $     0.75   $     0.54   $     0.58    $   0.20    $     0.16

---------------

(1) Includes PCS data since the acquisition on October 2, 2000.

UNAUDITED PRO FORMA RESULTS OF OPERATIONS FOR PCS ACQUISITION

     The following table sets forth certain unaudited pro forma financial data for the PCS acquisition. Historical revenues for AdvancePCS and PCS have been revised to reflect adoption of consistent revenue recognition policies as described in "-- Changes in Revenue Recognition."

                                   FISCAL YEAR       NINE MONTHS ENDED          THREE MONTHS ENDED
                                      ENDED            DECEMBER 31,                DECEMBER 31,
                                    MARCH 31,    -------------------------   -------------------------
                                      2000          1999         2000(1)        1999         2000(1)
                                   -----------   -----------   -----------   -----------   -----------
                                                             (IN THOUSANDS)
Revenues
  Data services..................  $8,619,596    $6,450,867    $7,162,903    $2,287,556    $2,520,225
  Mail services..................     937,228       695,395       825,799       244,127       285,244
  Clinical and other services....     403,295       293,007       331,846       101,485       111,002
                                   ----------    ----------    ----------    ----------    ----------
          Total revenues.........   9,960,119     7,439,269     8,320,548     2,633,168     2,916,471
Gross profit.....................     282,783       210,663       245,372        68,193        91,842
Selling, general, and
  administrative expenses........     191,521       150,550       168,937        53,257        55,072
Operating income.................      91,262        60,113        75,755        14,936        36,090

---------------

(1) Includes PCS data since the acquisition on October 2, 2000.

HISTORICAL ADVANCEPCS:

     Three Months Ended December 31, 2000 Compared to Three Months Ended December 31, 1999

     Revenues. Our revenues for the three months ended December 31, 2000 increased by $2.4 billion, or 461%, compared to revenues for the three months ended December 31, 1999. The increase in revenues was primarily the result of our acquisition of PCS on October 2, 2000. Approximately $2.1 billion, or 87%, of the increase in revenues was attributable to data services and a 385% increase in the number of pharmacy claims processed during the period. Claims processed increased from 22 million in the three months ended December 31, 1999 to 108 million for the three months ended December 31, 2000. The addition of PCS added approximately 81 million claims for the quarter. Approximately 10% of the increase was attributable to additional sales of our mail pharmacy services, resulting from a 404% increase in the number of mail prescriptions dispensed. Mail pharmacy prescriptions dispensed increased from 446,000 in the three months ended December 31, 1999 to 2.2 million for the three months ended December 31, 2000. The addition of PCS's two mail pharmacies added approximately 97% of the increase of the mail prescriptions dispensed. The remaining 3% of the increase in revenues resulted from an increase in clinical and other services revenues derived from formulary and disease management services, as well as clinical trials.

     Gross profit. Our gross profit for the three months ended December 31, 2000 increased by $71.9 million, or 361%, compared to the same period in 1999. This increase was attributable primarily to the additional revenue and gross profit associated with the PCS acquisition. As a percentage of revenues, gross profit was approximately 3.1% in the three months ended December 31, 2000 and 3.8% in the same period in 1999. The decrease was primarily due to an increase in data services revenues from the PCS acquisition, which have lower percentage margins than other services.

     Selling, general and administrative expenses. Our selling, general and administrative expenses for the three months ended December 31, 2000 increased by $44.7 million, or 431% compared to the same period in 1999. This increase is due largely to the acquisition of PCS. In addition, approximately $14.5 million of the increase is due to additional goodwill and other intangibles amortization. Selling, general and administrative expenses as a percentage of revenues decreased from 2.0% for the three months ended December 31, 1999 to 1.9% in the same period in 2000.

     Non-recurring charges. The non-recurring charge of $680,000 ($415,000 after taxes, or $0.01 per share) represents severance costs for certain management employees that were terminated or resigned following and as a result of the acquisition with PCS. All of these severance costs were paid prior to December 31, 2000. We expect to consolidate certain operations in connection with the integration of PCS, which will result in additional non-recurring charges consisting primarily of facility closure costs and severance costs in the three months ended March 31, 2001.

     Interest income and interest expense. Interest expense, net of interest income, for the three months ended December 31, 2000 increased $19.8 million compared to the same period in 1999. The increase resulted from the acquisition of PCS, which was partially funded by approximately $800 million in debt.

     Income taxes. For the three months ended December 31, 2000 our effective tax rate was approximately 55%. For the three months ended December 31, 1999 our recorded income tax expense approximated an effective tax rate of 38%. The effective rate for the three months ended December 31, 2000 was higher due to the non-deductible nature of the goodwill acquired in the PCS acquisition.

     Diluted net income per share. We reported diluted net income per share of $0.16 per share for the three months ended December 31, 2000 compared to $0.20 per share for the same period in 1999. The weighted average shares outstanding were 27.7 million and 44.5 million for the three months ended December 31, 1999 and 2000, respectively. The decrease in diluted net income per share resulted from additional interest expense and goodwill and other intangibles amortization in connection with the PCS acquisition. In addition, we issued securities convertible into common stock in connection with the PCS acquisition, resulting in an increase in weighted average shares outstanding.

PRO FORMA ADVANCEPCS:

     Actual Three Months Ended December 31, 2000 Compared to Pro Forma Three Months Ended December 31, 1999

     Revenues. Our revenues for the three months ended December 31, 2000 increased by $283.3 million, or 11%, compared to the pro forma revenues for the three months ended December 31, 1999. Approximately $232.7 million or 82% of the increase in revenues was attributable to data services and a 4.4% increase in the number of pharmacy claims processed during the period. Claims processed increased from 104 million in the pro forma three months ended December 31, 1999 to 108 million for the three months ended December 31, 2000. Approximately 15% of the increase was attributable to additional sales of our mail pharmacy services, resulting from a 4% increase in the number of mail prescriptions dispensed. The remaining 3% of the increase in revenues resulted from an increase in clinical and other services revenues derived from formulary and disease management services.

     Gross profit. Our gross profit for the three months ended December 31, 2000 increased by $23.6 million, or 35%, compared to the same period in 1999 on a pro forma basis. This increase was attributable primarily to the additional revenue and gross profit generated by the improvement in operations at the two PCS mail facilities. The improvement resulted from an overall decrease in headcount in the mail facilities and the call centers despite a 4% growth in prescriptions filled. As a percentage of revenues, gross profit was approximately 3.1% in the three months ended December 31, 2000, compared to 2.6% in the same period in 1999 on a pro forma basis.

     Selling, general and administrative expenses. Our selling, general and administrative expenses for the three months ended December 31, 2000 increased by $1.8 million, or 3%, compared to the same period in 1999 on a pro forma basis. Selling, general and administrative expenses as a percentage of revenues decreased from 2.0% for the three months ended December 31, 1999 on a pro forma basis to 1.9% in the same period in 2000.

     Non-recurring charges. The non-recurring charge of $680,000 ($415,000 after taxes, or $0.01 per share) represents severance costs for certain management employees that were terminated or resigned following and as a result of the acquisition with PCS. All of these severance costs were paid prior to December 31, 2000. We expect to consolidate certain operations in connection with the integration of PCS, which will result in additional non-recurring charges consisting primarily of facility closure costs and severance costs in the three months ended March 31, 2001.

     Operating income. Our operating income increased by $21.2 million, or 142% for the three months ended December 31, 2000 compared to the same period in 1999 on a pro forma basis. The increase resulted from the factors mentioned above as revenues improved and PCS's headcount and costs as a percentage of revenues declined.

HISTORICAL ADVANCEPCS:

     Nine Months Ended December 31, 2000 Compared to Nine Months Ended December 31, 1999

     Revenues. Our revenues for the nine months ended December 31, 2000 increased by $2.7 billion, or 207%, compared to revenues for the nine months ended December 31, 1999. The increase in revenues was primarily the result of our acquisition of PCS on October 2, 2000. Approximately $2.3 billion, or 86%, of the increase in revenues was attributable to data services and a 159% increase in the number of pharmacy claims processed during the period. Claims processed increased from 60 million in the nine months ended December 31, 1999 to 156 million for the nine months ended December 31, 2000. The addition of PCS added approximately 81 million claims for the period. Approximately 10% of the increase was attributable to additional sales of our mail pharmacy services, resulting from a 160% increase in the number of mail prescriptions dispensed. Mail pharmacy prescriptions dispensed increased from 1.2 million in the nine months ended December 31, 1999 to 3.2 million for the nine months ended December 31, 2000. The addition of PCS's two mail pharmacies added approximately 89% of the increase. The remaining 4% of the increase in revenues resulted from an increase in clinical and other services revenues derived from formulary and disease management services as well as clinical trials.

     Gross profit. Our gross profit for the nine months ended December 31, 2000 increased by $80.1 million, or 145%, compared to the same period in 1999. This increase was attributable primarily to the additional revenue and gross profit associated with the PCS acquisition. As a percentage of revenues, gross profit was approximately 3.3% in the nine months ended December 31, 2000 compared to 4.2% in the same period in 1999. The decrease was primarily due to an increase in data services revenues from the PCS acquisition, which have lower margins than other services.

     Selling, general and administrative expenses. Our selling, general and administrative expenses for the nine months ended December 31, 2000 increased by $47.0 million, or 164%, compared to the same period in 1999. This increase is due to the acquisition of PCS. In addition, approximately $15 million of the increase is due to additional goodwill and other intangibles amortization. Selling, general and administrative expenses as a percentage of revenues was approximately 1.9% in the nine months ended December 31, 2000 compared to 2.2% in the same period in 1999.

     Non-recurring charges. The non-recurring charge of $680,000 ($415,000 after taxes, or $0.01 per share) represents severance costs for certain management employees that were terminated or resigned following and as a result of the acquisition with PCS. All of these severance costs were paid prior to December 31, 2000. We expect to consolidate certain operations in connection with the integration of PCS, which will result in additional non-recurring charges consisting primarily of facility closure costs and severance costs in the three months ended March 31, 2001.

     Interest income and interest expense. Interest expense, net of interest income, for the nine months ended December 31, 2000 increased $19.9 million compared to the same period in 1999. The increase resulted from the acquisition of PCS which was partially funded by approximately $800 million in debt.

     Merger costs. Net income for the nine months ended December 31, 2000 reflected a pre-tax charge of $1.2 million ($926,000 after taxes, or $0.03 per share) relating to merger costs incurred in connection with FFI.

     Income taxes. For the nine months ended December 31, 2000 our effective tax rate was approximately 46%. For the nine months ended December 31, 1999 our recorded income tax expense approximated an effective tax rate of 38%. The effective rate for the nine months ended December 31, 2000 was higher due to the non-deductible nature of the goodwill and other intangible assets acquired in the PCS acquisition.

     Diluted net income per share. We reported diluted net income per share of $0.58 per share for the nine months ended December 31, 2000 compared to $0.54 per share for the same period in 1999. The weighted average shares outstanding were 27.9 million and 33.3 million for the nine months ended December 31, 1999 and 2000, respectively. The decrease in diluted net income per share resulted from additional interest expense and goodwill and other intangibles amortization in connection with the PCS acquisition. In addition, securities convertible into common stock were issued in connection with the PCS acquisition resulting in an increase in weighted average shares outstanding.

PRO FORMA ADVANCEPCS:

     Pro Forma Nine Months Ended December 31, 2000 Compared to Pro Forma Nine Months Ended December 31, 1999

     Revenues. Our pro forma revenues for the nine months ended December 31, 2000 increased by $881 million, or 12%, compared to the pro forma revenues for the nine months ended December 31, 1999. Approximately $712.0 million, or 81%, of the increase in revenues was attributable to data services and a 9.1% increase in the number of pharmacy claims processed during the period. Pro forma claims processed increased from 295.7 million in the nine months ended December 31, 1999 to 322.6 million for the nine months ended December 31, 2000. Approximately 15% of the increase was attributable to additional sales of our mail pharmacy services, resulting from an 8% increase in the number of mail prescriptions dispensed. The remaining 4% of the increase in revenues resulted from an increase in clinical and other services revenues derived from formulary and disease management services.

     Gross profit. Our gross profit for the nine months ended December 31, 2000 increased by $34.7 million, or 16%, compared to the same period in 1999 on a pro forma basis. This increase was attributable primarily to the additional revenue and gross profit generated by the improvement in operations at the two PCS mail facilities. The improvement resulted from an overall decrease in headcount in the mail facilities and the call centers despite an 8% growth in prescriptions filled. As a percentage of revenues, gross profit was approximately 2.9% in the nine months ended December 31, 2000, compared to 2.8% in the same period in 1999.

     Selling, general and administrative expenses. Our selling, general and administrative expenses for the pro forma nine months ended December 31, 2000 increased by $18.4 million, or 12%, compared to the same period in 1999 on a pro forma basis. This increase resulted from losses of approximately $7 million incurred in connection with performance-based contracts in the nine months ended December 31, 2000. In addition, we incurred expenses for severance and retention costs related to executive employment agreements in the nine months ended December 31, 2000.

     Non-recurring charges. The non-recurring charge of $680,000 ($415,000 after taxes, or $0.01 per share) represents severance costs for certain management employees that were terminated or resigned following and as a result of the acquisition with PCS. All of these severance costs were paid prior to December 31, 2000. We expect to consolidate certain operations in connection with the integration of PCS, which will result in additional non-recurring charges consisting primarily of facility closure costs and severance costs in the three months ended March 31, 2001.

     Operating income. Our operating income increased by $15.6 million, or 26%, for the pro forma nine months ended December 31, 2000 compared to the same period in 1999 on a pro forma basis. The increase resulted from the factors mentioned above as revenues improved and PCS's headcount and costs declined.

HISTORICAL ADVANCEPCS:

     Fiscal Year 2000 Compared To Fiscal Year 1999

     Revenues. Our revenues for fiscal year 2000 increased by $1.1 billion, or 142.2%, compared to revenues for fiscal year 1999. The number of individuals we managed continued to increase in fiscal year 2000 as we obtained new customers including our largest customer at that time, Foundation Health Systems, Inc., or FHS, whose service agreement began April 1, 1999. In addition, our current customers continued to increase their membership and utilization levels. New customer contracts resulted from increased marketing efforts and the expansion of our sales and marketing department. Contracts with new customers in fiscal year 2000 generally included all pharmacy benefit management products we offer, including claims processing, mail and clinical and other services.

     Our revenues from data services increased $1.0 billion, or 180.9%, compared to the prior year. The increase resulted from the addition of new contracts including the service agreement with FHS and an increase in the use of our services by existing customers. The increase in new members resulted in an increase in pharmacy claims processed from 50.6 million in fiscal year 1999 to
81.2 million in fiscal year 2000, a 60.5% increase. Virtually all of the new fiscal year 2000 customer contracts, including FHS, use our pharmacy network, which has shifted a larger percentage of our total revenues to data services. Revenues from mail services increased $56.8 million, or 44.6%, compared to the prior year. This increase resulted primarily from the new members added during fiscal year 2000. The increase in new members resulted in an increase in mail prescriptions dispensed from 1.3 million in fiscal year 1999 to 1.7 million in fiscal year 2000, a 29.9% increase. Revenues from clinical and other services increased $16.4 million, or 21.8%, compared to the prior year. The increase resulted primarily from the new members added and the additional claims processed during fiscal year 2000 compared to the prior year.

     Gross profit. Our gross profit for fiscal year 2000 increased by $34.5 million, or 84.3%, compared to the prior fiscal year. This increase primarily resulted from the additional costs associated with our claims processing growth and the new customers, including FHS, that are using our retail pharmacy network. As a percentage of revenues, gross profit was 4.1% in fiscal year 2000 compared to 5.4% in fiscal year 1999.

     Selling, general, and administrative expenses. Our selling, general, and administrative expense for fiscal year 2000 increased by $17.8 million, or 84.7%, compared to fiscal year 1999. This increase was primarily the result of our acquisition of Foundation Health Pharmaceutical Services, Inc. in March 1999 and the related amortization expense associated with the intangible assets acquired. In addition, further expansion in management, sales and marketing contributed to the increase. In spite of the increase, selling, general and administrative expenses as a percentage of revenues decreased from 2.8% in fiscal year 1999 to 2.1% in fiscal year 2000 as the result of greater economies of scale and due to the increase in revenues associated with our claims processing services. Additional revenues generated by customers using our network pharmacy providers typically do not result in an increase in selling, general, and administrative expenses.

     Fiscal Year 1999 Compared To Fiscal Year 1998

     Revenues. Our revenues for fiscal year 1999 increased by $283.5 million, or 59.8%, compared to revenues for fiscal year 1998. The number of individuals we managed continued to increase in fiscal year 1999 as we obtained new customers and our current customers continued to increase their membership and utilization levels. New customer contracts resulted from increased marketing efforts and the expansion of our sales and marketing department. Contracts with new customers in fiscal year 1999 generally included all pharmacy benefit management products we offer, including claims processing, mail and clinical and other services.

     Our revenues from data services increased $216.0 million, or 63.8%, compared to the prior year. The increase resulted from the addition of new members and an increase in use of our services by existing customers. The increase in new members resulted in an increase in pharmacy claims processed from 38.3 million in fiscal year 1998 to 50.6 million in fiscal year 1999, a 32.0% increase. Virtually all of the new fiscal year 1999 customer contracts use our pharmacy network, which has shifted a larger percentage of our total revenues to claims processing. Revenues from mail services increased $48.8 million, or 62.1%, compared to the prior year. The increase resulted primarily from the new members added during fiscal year 1999. The increase in new members resulted in an increase in mail prescriptions dispensed from 839,000 in fiscal year 1998 to 1.3 million in fiscal year 1999, a 53.6% increase. Revenues from clinical and other services increased $18.7 million, or 33.1%, compared to the prior year. The increase resulted primarily from the new members added and the additional claims processed during fiscal year 1999 compared to the prior year.

     Gross profit. Our gross profit for fiscal year 1999 increased by $11.2 million, or 37.4%, compared to the prior fiscal year. This increase primarily resulted from the additional costs associated with our claims processing growth and the new customers that are using our retail pharmacy network. As a percentage of revenues, gross profit was 5.4% in fiscal year 1999 compared to 6.3% in fiscal year 1998.

     Selling, general and administrative expenses. Our selling, general and administrative expense for fiscal year 1999 increased by $2.1 million, or 10.8%, compared to fiscal year 1998. This increase was the result of our expansion of our sales and marketing activities, as well as increases in administrative and support staff levels and salaries and benefits in response to volume growth in all programs. In spite of the increase, selling, general and administrative expenses as a percentage of revenues decreased from 4.0% in fiscal year 1998 to 2.8% in fiscal year 1999 as the result of greater economies of scale and due to the increase in revenues associated with our claims processing services. Additional revenues generated by customers using our network pharmacy providers typically do not result in an increase in selling, general and administrative expenses.

RESULTS OF OPERATIONS -- PCS

     The following table sets forth certain consolidated financial data of PCS. Historical revenues for AdvancePCS and PCS have been revised to reflect adoption of consistent revenue recognition policies as described in "-- Changes in Revenue Recognition." A discussion of PCS's results of operations for the periods after February 26, 2000 is included in "-- Pro Forma AdvancePCS -- Pro Forma Nine Months Ended December 31, 2000 Compared to Pro Forma Nine Months Ended December 31, 1999."

                                                           YEAR ENDED DECEMBER 31,      YEAR ENDED
                                                          --------------------------   FEBRUARY 26,
                                                             1997            1998          2000
                                                          -----------     ----------   ------------
                                                                       (IN THOUSANDS)
Revenues
  Data services.........................................  $ 5,584,077     $6,418,094    $7,061,483
  Mail services.........................................      224,094        467,202       753,125
  Clinical and other services...........................      151,960        232,406       311,623
                                                          -----------     ----------    ----------
          Total revenues................................    5,960,131      7,117,702     8,126,231
Gross Profit............................................      118,720        180,399       207,281
Selling, general, and administrative expenses...........      163,982        134,226       154,116
Operating income (loss).................................   (2,390,506)(1)     46,173        53,165

---------------

(1) Includes asset impairment charges of $2.3 billion incurred in connection with Rite Aid's acquisition of PCS.

     PCS was originally founded in 1969 as Pharmaceutical Card System Inc., the nation's first pharmacy benefit management company, with McKesson Corporation, now known as McKesson HBOC, as its major investor owning 49%. In 1972, McKesson purchased the remaining 51 percent of PCS. In 1986, McKesson spun off approximately 14% of PCS in a public offering and operated PCS that way until 1990 when it reacquired all the shares. In 1994, PCS was sold to Eli Lilly and Company and was subsequently acquired by Rite Aid in 1998. On October 2, 2000, we acquired PCS.

     Year Ended February 26, 2000 as Compared to Year Ended December 31, 1998

     Revenues. Revenues for the year ended February 26, 2000, increased by $1.0 billion, or 14%, compared to revenues for the year ended December 31, 1998. Data services revenues increased as a result of an increase in pharmacy claims processed from 287.7 million in calendar year 1998 to 316.0 million in fiscal year 2000, a 9.8% increase. Revenues from mail services the year ended February 26, 2000, increased by $285.9 million, or 61%, compared to the year ended December 31, 1998. This increase resulted primarily from new members added during the year ended February 26, 2000, and increased utilization. In addition, mail order program growth was facilitated by the opening of a mail order pharmacy in Birmingham, Alabama in fiscal year 2000. The increase in new members and overall utilization resulted in an increase in mail prescriptions dispensed to 6.8 million for the year ended February 26, 2000, from 4.7 million for the year ended December 31, 1998, a 44% increase. Revenue per claim increased 11% for the same period. Revenues from clinical and other services for the year ended February 26, 2000, increased by $79 million, or 34%, compared to the year ended December 31, 1998. The increase was due primarily to growth in formulary service fees.

     Gross profit. Gross profit for the year ended February 26, 2000, increased by $26.9 million, or 14.9%, compared to the year ended December 31, 1998. Cost of drugs from mail order programs for the year ended February 26, 2000, increased by $263.6 million, or 61%, compared to the year ended December 31, 1998, consistent with the increased revenues of mail order programs. Increased mail utilization also resulted in increased operating costs, both at the facility and the mail call centers. During the year ended February 26, 2000, PCS experienced a service interruption in its mail facility resulting in non-recurring incremental charges of $6 million. However, as a percentage of revenues, gross profit was 2.6% in the year ended February 26, 2000 and 2.5% for the year ended December 31, 1998.

     Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended February 26, 2000, increased by $19.9 million, or 15%, compared to the year ended December 31, 1998, attributable primarily to PCS's continued expansion of programs and services. This increase was largely related to growth in revenue, including growth in mail order programs. Further, PCS incurred a non-recurring charge in fiscal year 2000 for the transition from Eli Lilly to Rite Aid of $2.3 million and a non-recurring charge for Year 2000 readiness of $2.8 million. As a percentage of revenues, selling, general and administrative expenses was 2% for the year ended February 26, 2000 and the year ended December 31, 1998.

     Year Ended December 31, 1998 as Compared to Year Ended December 31, 1997

     Revenues. Revenues for the year ended December 31, 1998, increased by $1.2 billion, or 19%, compared to revenues for the year ended December 31, 1997.

     Revenues from data services increased by $834 million, or 15%, compared to the prior year due to an increase in claims from 249 million to 288 million, or 16%. Revenues from mail services increased by $243.1 million, or 108%, compared to the prior year. Mail members increased to over 14 million in 1998 from under 7 million in 1997. The increase in new members and overall utilization resulted in an increase in mail prescriptions dispensed to 4.7 million for 1998 from 2.5 million for 1997, an 88% increase. Revenue per claim increased 10% for the same period. Revenues from clinical and other services increased by $80.4 million, or 53%, compared to the prior year due to an increase in formulary service fees as well as growth in other programs targeted specifically to doctors.

     Gross profit. Gross profit for the year ended December 31, 1998, increased by $61.7 million, or 52%, compared to the same period in 1997. Cost of revenues from mail order programs for the year ended December 31, 1998, increased by $212.4 million, or 99%, compared to the year ended December 31, 1997. This increase is consistent with the increased revenues of mail order programs. As a percentage of revenues, gross profit was 2.5% in the 1998, and 2.0% in 1997.

     Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 1998, decreased by $29.8 million, or 18%, compared to the same period in 1997. As a percentage of revenues, selling, general and administrative expenses decreased to 2% for the year ended December 31, 1998, from 3% for the same period in 1997. This decrease is attributable primarily to a reduction in goodwill amortization. Goodwill amortization decreased $26 million in 1998 compared to 1997, due to a reduction in carrying value of goodwill in connection with an impairment recognized in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2000, we had a working capital deficit of $345.3 million. The majority of our current obligations are not due until cash is collected from our customers. We use our excess cash balances to reduce debt under our revolving credit facility, which results in a net deficit in working capital. Our net cash provided by operating activities was $119.8 million for the nine months ended December 31, 2000 resulting primarily from net income and also due to the timing of receivables and payables resulting from our continued growth. During the nine months ended December 31, 2000, we used cash of $23.2 million, or $26.5 million on a pro forma basis, for purchases of property, plant and equipment associated with the growth and expansion of our systems and facilities.

     Historically, we have been able to fund our operations and continued growth through cash flow from operations. In fiscal years 1998, 1999 and 2000, and for the nine months ended December 31, 1999 and 2000, our operating cash flow funded our capital expenditures and our short-term excess cash was used to reduce our debt or invested in money market funds.

     In conjunction with our acquisition of PCS, we obtained an $825 million senior secured credit facility that includes a $175.0 million revolving credit facility, $100 million interim revolving credit facility and two term notes totaling $550.0 million. Our $150 million Term A note accrues interest at LIBOR plus 3%, with escalating quarterly principal payments, and is due on September 30, 2005. Our $400 million Term B note accrues interest at LIBOR plus 3.5%, with quarterly principal payments of $1 million until December 31, 2006 and payments of $94.5 million thereafter on each of December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007. Our $175 million revolving credit facility accrues interest at LIBOR plus 3%. These percentages may be lower based upon our total leverage. The revolving credit facility expires on October 2, 2005. As of December 31, 2000, $60 million was outstanding under this facility. We intend to refinance the $100 million interim revolving credit facility with a collateralized accounts receivable facility by June 2001. The senior secured credit facility contains covenants that are typical for this type of document. In addition, we issued to Rite Aid $200 million in senior subordinated notes that accrue interest at 11% until April 2002, 12% from April 2002 to October 2002 and 13% thereafter. The senior secured credit facility and the senior subordinated notes have been unconditionally guaranteed, jointly or severally, by all of our subsidiaries. In addition, the senior secured credit facility is secured by a first priority lien on the stock of our subsidiaries and substantially all of our assets and the assets of our subsidiaries. Each subsidiary is 100% owned. There are no restrictions on the ability of the subsidiary guarantors to pay dividends or make loans or advances to the parent. In connection with the senior subordinated notes, we issued to Rite Aid warrants to purchase 780,000 shares of our Class A common stock. The warrants are not exercisable until October 2, 2002 and will terminate if we repay the senior subordinated notes prior to October 2, 2002. We have announced our intention to repay the senior subordinated notes by the end of fiscal year 2001 through a $200 million offering of notes. The offering of these notes will be made under an exemption from registration under the Securities Act of 1933 and is expected to close in March 2001. We also issued to Rite Aid $125 million in convertible preferred stock that is convertible into Class B common stock. In addition, we issued $150 million in common stock and preferred stock to JLL. For further description of the securities issued, see "-- Acquisitions."

     We anticipate that cash flow from operations, combined with our current cash balances and amounts available under our credit facility, will be sufficient to meet our internal operating requirements and expansion programs, including capital expenditures, for at least the next 18 months. However, if we successfully continue our expansion, acquisition and alliance plans, we may be required to seek additional debt or equity financing in order to achieve these plans.

RECENT ACCOUNTING PRONOUNCEMENTS

     We adopted Statement of Financial Accounting Standards, or SFAS, 131, "Disclosure about Segments of an Enterprise and Related Information," effective April 1, 1998. This pronouncement changes the requirements under which public businesses must report segment information. The objective of the pronouncement is to provide information about a company's different types of business activities and different economic environments. SFAS 131 requires companies to select segments based on their internal reporting system. We provide integrated health benefit management services to our customers, and these services account for substantially all of our net revenues. Such services are typically negotiated under one contract with the customer. Therefore, our operations will continue to be reported in one segment.

     In June 1998, Financial Accounting Standards Board Statement 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS 133 requires all derivatives to be recognized as either assets or liabilities in the statement of financial position and measured at fair value. In addition, SFAS 133 specifies the accounting for changes in the fair value of a derivative based on the intended use of the derivative and the resulting designation. SFAS 133, as amended by SFAS 137 and SFAS 138, is effective beginning in fiscal year March 31, 2002. We have entered into interest rate protection agreements that have fixed the LIBOR rate as of November 7, 2000 at 6.60% for $400 million of our variable rate debt under our credit facility. The notional amount drops to $300 million in October 2001 and to $200 million in October 2002. We will declare these agreements hedges in accordance with SFAS 133, as amended, and will recognize the fair value of these financial instruments on the balance sheet effective April 1, 2001 upon adoption of SFAS 133. These instruments will be marked to market at each reporting date with the adjustment recognized as a component of other comprehensive income (loss) in stockholders' equity.

     In December 1999, the Securities and Exchange Commission staff issued SAB 101 "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. In addition, the EITF issued a consensus in EITF 99-19 "Reporting Gross Revenue as a Principal vs. Net as an Agent." SAB 101 and the EITF are effective in our fourth fiscal quarter of 2001. In connection with our recent acquisitions and the issuance of these pronouncements, we are evaluating certain aspects of SAB 101 and the EITF, including gross versus net reporting of data and clinical revenues. Net reporting of these revenues would have no effect on gross profit or operating income. For additional information please see
"-- Changes in Revenue Recognition."

IMPACT OF INFLATION

     Changes in prices charged by manufacturers and wholesalers for pharmaceuticals we dispense affect our cost of revenues. Historically, we have been able to pass the effect of such price changes to our customers under the terms of our agreements. As a result, changes in pharmaceutical prices due to inflation have not adversely affected us.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our primary market risk is that of interest rate risk. A change in LIBOR or the Prime Rate as set by Bank of America, N.A. would affect the rate at which we could borrow funds under our credit facilities.

     We have entered into interest rate protection agreements that have fixed the interest rate as of November 7, 2000 at 6.60% for $400 million of our variable rate debt under our credit facility. The notional amount drops to $300 million in October 2001 and to $200 million in October 2002.

                                    BUSINESS

     The following description of our business should be read in conjunction with the information included elsewhere in this prospectus. This description contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements as a result of the factors set forth in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are a leading provider of health improvement services in the United States. As the largest PBM based on number of lives covered, we currently serve more than 75 million health plan members and manage more than $20 billion in prescription drug spending on behalf of our health plan sponsors on an annualized basis. In addition, we offer a wide range of other health improvement products and services, such as prescription discount cards for the uninsured and under-insured, web-based programs, disease management, clinical trials and outcomes studies. Our mission is to improve the quality of care delivered to health plan members while helping health plan sponsors reduce overall costs.

     We generate revenues by providing our health improvement services to two primary customer groups: health plan sponsors and pharmaceutical manufacturers. We serve a broad range of health plan sponsors, including BlueCross BlueShield plans and other managed care organizations, employer groups, third-party administrators of health plans, insurance companies, government agencies and labor union-based trusts. We work closely with pharmaceutical manufacturers to negotiate lower drug costs for our health plan sponsors. We also provide pharmaceutical manufacturers with clinical trial, research and information management services.

     In October 2000, we became the largest PBM through our acquisition of PCS. In addition, in July 2000, we acquired FFI, which provides prescription discount programs, or consumer cards, to the uninsured and under-insured. We believe these acquisitions significantly enhance our competitive position in the industry and provide substantial opportunities to generate operational efficiencies and continued growth.

INDUSTRY BACKGROUND

     HCFA estimates that total U.S. health care expenditures were $1.2 trillion in 1999 and projects this spending to grow by 6.5 percent annually from 2000 through 2008, or an average of 1.6 percentage points above the growth rate of gross domestic product during the same period. Based on these projections, HCFA estimates that U.S. health care expenditures will total $2.2 trillion and reach
16.2 percent of gross domestic product by 2008.

     HCFA estimates that total prescription drug spending in the United States was approximately $100 billion in 1999 and projects this spending to remain the fastest growing component of health care costs, increasing by between nine and twelve percent annually from 2000 through 2008. We believe factors contributing to this trend include:

     - higher drug utilization due to the growing use of pharmaceuticals as a first line of attack in disease treatment, increasing availability of pharmacy benefits to health plan members, an aging population and increasing direct-to-consumer advertising by pharmaceutical manufacturers;

     - an expected increase in new drug introductions, primarily due to increases in research and development spending by pharmaceutical companies, as well as more rapid drug approval by the FDA; and

     - high costs for newly-developed, more effective drug therapies.

     PBMs were first formed during the 1970s to provide health plan sponsors with a more efficient and less costly means of managing their members' prescription drug benefit, particularly the processing of pharmaceutical claims. In recent years, managed care has evolved from a short-term, cost-driven model to a long-term, medical outcomes-based model, where the overall cost and quality of patient care are both key considerations of the health plan sponsor. While PBMs continue to process hundreds of millions of pharmaceutical claims per year, PBMs have also developed additional services, including mail-order pharmacies in the 1980s and point-of-sale claims processing, formulary development and other clinical services in the 1990s. By designing and implementing effective pharmacy benefit plans and formularies, PBMs gained the ability to influence the choice of pharmaceuticals used by a health plan's members. PBMs use their formulary influence and increased purchasing power to negotiate both rebates from pharmaceutical manufacturers and discounts from retail pharmacies in order to generate savings for health plan sponsors.

     Over the past few years, the PBM industry has undergone significant consolidation. We believe such consolidation has principally been driven by the significant benefits of size and scale, including:

     - cost-saving opportunities to leverage a fixed-cost infrastructure over greater prescription claim volume, resulting in greater pricing flexibility; and

     - increased negotiating leverage with pharmaceutical manufacturers and retail pharmacies, resulting in greater ability to obtain lower drug costs for health plan sponsors.

We believe PBMs that effectively capture these benefits will be better positioned to strengthen their relationships with plan members, physicians and health plan sponsors and improve their competitive position.

     Several legislative proposals are under consideration in Congress to provide Medicare recipients with outpatient drug benefits through the use of PBMs. Medicare, the primary health insurer for more than 35 million Americans over the age of 65, does not currently offer an outpatient prescription drug benefit. The terms of the current proposals vary, and there can be no assurance of actual implementation of such a benefit. Depending on the approval and final design of a Medicare drug benefit, PBMs could play a significant role in its administration.

OUR COMPETITIVE ADVANTAGES

     WE ARE THE LARGEST PBM IN THE INDUSTRY

     As the largest PBM based on number of lives covered, we currently serve more than 75 million members enrolled with our health plan sponsors. We operate through a network of approximately 56,000 retail pharmacies and, on an annualized basis, we estimate that we manage more than 500 million pharmacy claims representing more than $20 billion in prescription drug spending. Our large member base gives us significant leverage when negotiating rebates and discounts from pharmaceutical companies and retail pharmacies. In addition, we believe that our mail service pharmacies are of sufficient scale and capacity to effectively compete on large contracts. As the industry leader based on number of lives covered, we intend to position ourselves as the first choice of health plan sponsors who need a PBM with scale and scope to help effectively manage their growing prescription drug costs.

     WE MAINTAIN AN INDEPENDENT STATUS

     We also benefit from our independent status, as we are not controlled by a pharmaceutical manufacturer, retail pharmacy or health plan sponsor. We believe this independence is valued by health plan sponsors for the inherent choice and impartiality we are able to provide.

     WE OFFER A WIDE RANGE OF HEALTH IMPROVEMENT PRODUCTS AND SERVICES

     We believe we have one of the widest ranges of health improvement products and services in the industry. We provide a broad range of PBM products and services complemented by consumer and information products and technology solutions. Our PBM products and services include data, clinical and mail order services. Our data service operations process prescription claims through our retail pharmacy network. Our clinical services perform formulary design and compliance services as well as provide
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proprietary decision support tools, and our mail order services process prescription orders through our mail pharmacies.

     We also offer consumer cards for uninsured and under-insured consumers, as well as web-based products and services such as online pharmacy services and web site development services for health plan sponsors. In addition, we offer a wide range of other health improvement products and services that utilize our data management and predictive modeling capabilities, such as disease management, clinical trials and outcomes studies. Our acquisition of PCS has given us the opportunity to combine these products and services with our PBM services for a comprehensive health improvement product offering.

     WE HAVE A DIVERSE CLIENT BASE WITH SUBSTANTIAL PENETRATION ACROSS ALL KEY CLIENT SEGMENTS

     Historically, we have had strong client relationships with BlueCross BlueShield companies and other managed care organizations. While PCS has served managed care plans, it has traditionally focused on and developed expertise in serving self-insured employers, insurance carriers and government plans. As a result of our combination, we now have a diverse client base and substantial market penetration among each of these major target client groups.

     WE HAVE A FOCUSED AND EXPERIENCED MANAGEMENT TEAM WITH AN ESTABLISHED TRACK RECORD IN GROWING OUR BUSINESS AND INTEGRATING ACQUISITIONS

     Our management team, including our founder and chief executive officer, David D. Halbert, has consistently delivered strong operating and financial results through internal growth and the acquisition and successful integration of several companies. During the last five fiscal years, we have grown significantly, with total revenues increasing from approximately $64.4 million in fiscal year 1995 to approximately $1.8 billion in fiscal year 2000 and EBITDA increasing from approximately $1.8 million in fiscal year 1995 to approximately $45.8 million in fiscal year 2000.

     With the addition of the PCS management, our combined senior management team of 11 officers has an aggregate of 161 years of experience in the health care industry. We have successfully completed most of the steps in integrating PCS that are necessary for us to operate as a single, combined company. In addition, we have successfully integrated the following four acquisitions in the past three years:

     - Innovative Medical Research, Inc., which conducts clinical trials and survey research for the pharmaceutical and managed care industries, in 1998;

     - Baumel-Eisner Neuromedical Institute, Inc., which conducts neurological and psychiatric clinical trials of investigational new drugs on behalf of the pharmaceutical industry, in 1998;

     - Foundation Health Pharmaceutical Services, the pharmacy benefit operations of Foundation Health Systems, Inc., now known as Healthnet, in 1999; and

     - FFI in 2000.

In connection with our acquisition of Foundation Health Pharmaceutical Services, we added more than 12 million covered lives to our base of 15 million covered lives.

STRATEGY

     Our mission is to improve the quality of care delivered to health plan members while helping health plan sponsors reduce overall costs. In order to accomplish this mission, we plan to:

     CONTINUE TO GAIN EFFICIENCIES FROM OUR ACQUISITION OF PCS

     Through the acquisition of PCS, we have created significant cost saving opportunities and increased negotiating leverage with pharmaceutical manufacturers and retail pharmacies. During the two-year period following the acquisition of PCS, we expect to realize significant synergies from the integration of PCS. This integration involves the renegotiation of existing contracts with pharmaceutical manufacturers and
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retail pharmacy chains and the consolidation of some operations to maximize the efficiency of our combined infrastructure. In particular, we plan to consolidate our Richardson, Texas mail pharmacy, call center operations, internet/e-business efforts, enterprise infrastructure, data warehouse efforts and duplicative information systems.

     INCREASE SALES PENETRATION TO EXISTING CUSTOMERS

     One of our primary growth strategies is to increase sales penetration of our health improvement services within our existing customer base. While we and PCS have each historically offered traditional PBM services, we developed a different array of disease management, clinical and research products. With the addition of the complementary product lines and customer groups of PCS, we now offer more comprehensive product solutions, which we intend to cross-sell into our respective customer bases. For example, the customers in the employer group segment, where PCS has traditionally had a strong presence, are increasingly interested in our disease management programs. Similarly, PCS offered certain clinical programs and services that we had not previously provided to our customers.

     Beyond combining existing services, we also plan to increase sales to our existing customers by expanding our disease management services and developing additional clinical research capabilities. For example, we currently offer six disease management programs, and during the past 12 months have performed 50 outcomes research programs covering a broad range of disease states. We are also developing a physician education program for osteoporosis. We expect to develop additional disease management, outcomes research and physician education programs tailored to our customers' requests.

     INCREASE OUR MAIL SERVICE PENETRATION

     We believe that our mail services reduce costs to health plan sponsors through volume purchasing, increased generic dispensing and higher rebates through greater formulary compliance. Historically, neither we nor PCS promoted our mail pharmacies aggressively. We did not have the scale to operate mail pharmacy services efficiently. PCS did not begin offering mail service until late 1996, and, due to a change in ownership, PCS was not able to expand its capacity to meet demand. However, with our combination, we see a significant opportunity to profitably expand penetration of our mail order business, which provides lower costs for our health plan sponsors.

     We plan to increase the percentage of the prescriptions filled by our mail pharmacies by aggressively promoting our mail services to the members of our health plan sponsors. We estimate that we manage more than 500 million pharmacy claims on an annualized basis, and of these less than 10% of the prescriptions for these claims are filled by our mail pharmacies. We believe that our primary competitors are filling a significantly greater proportion of their members' prescriptions through mail service.

     INCREASE OUR CORE HEALTH PLAN SPONSOR CUSTOMER BASE

     The number of members served by our programs has increased from an estimated 5.2 million at March 31, 1995 to more than 75 million at December 31, 2000. We plan to continue to grow our customer base by marketing our scale and comprehensive service offerings to a broader range of health plan sponsors. We believe that our increased size and ability to negotiate higher rebates and discounts make us more attractive to large accounts. Since the announcement of the PCS transaction, we have entered into multi-year contracts with three new large accounts representing an aggregate of approximately two million members and have signed multi-year contract renewals with several existing customers, including Humana, Inc. and Tufts Health Plan, which together represent approximately 5.8 million members.

     As part of our strategy to expand our customer base, we have reorganized our sales force into teams focused on each customer segment. Through this reorganization, our sales force will be able to focus on the specific characteristics and needs of our current and prospective customers in each segment.

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     FURTHER DEVELOP WEB-BASED CAPABILITIES AND PURSUE NEW TECHNOLOGY
     INITIATIVES

     Our health plan sponsors are increasingly interested in the convenience of technology-enabled, pharmacy-related products and services for their members. We provide our clients with comprehensive web-based solutions, which include web-enabled PBM functions, such as online refills and online prescription drug history, web-based content, and web site development services for health plan sponsors. We plan to expand our current web-based product offerings, which would include developing new initiatives to offer broader medical content to health plan sponsors and to empower consumers by involving them more directly in their medical care. We are also currently working with health plan sponsors to develop web-enabled pharmacy services on their respective web sites for members.

     In addition, we intend to continue to explore and implement new technologies to enable us to more effectively deliver our products and services. For example, we are currently participating in pilot programs that support the development of emerging technology solutions using handheld devices that provide enhanced point-of-care prescribing capabilities to physicians. These devices provide timely information, such as patient histories, formulary checks and drug utilization reviews, to physicians at the point-of-care to allow for electronic transmittal of prescriptions. Further, we recently entered into a new venture that will develop an electronic exchange to enable physicians who use electronic prescribing technology to link to pharmacies, PBMs and health plan sponsors that their patients use. As a result, we expect improved formulary compliance, better outcomes and lower costs for us and our health plan sponsors.

     PURSUE STRATEGIC ACQUISITIONS AND ALLIANCES

     We plan to continue our strategy of selectively pursuing acquisitions and alliances that are consistent with our corporate mission. In particular, we seek opportunities to:

     - increase the size of our core PBM business;

     - expand our product offerings for health plan sponsors and pharmaceutical manufacturers; and

     - enhance our current health improvement programs.

HEALTH IMPROVEMENT PRODUCTS AND SERVICES

     PBM SERVICES

     We offer a broad range of data, clinical and mail services to our customers through our PBM operations. We provide value by improving the level of care and lowering the costs associated with a pharmacy benefit plan.

     Data Services. Through our data services operations, we processed more than 424 million prescription claims for health plan sponsors on a pro forma basis in the last 12 months. We administer a network of more than 56,000 retail pharmacies that have agreed to provide prescription drugs to individual members of our health plan sponsors at pre-negotiated prices. The retail pharmacies in our network are linked to us through our online, real-time claims processing systems that are designed to significantly reduce the cost of processing prescriptions for those pharmacies linked to these systems. When a member of one of our health plan sponsors presents a prescription or health plan identification card to a retail pharmacist in our network, our online system provides the pharmacist with the following information:

     - verification of whether the individual is eligible for benefits;

     - the prescription benefits the individual's health plan has selected, including whether the drug to be dispensed is included on the health plan's formulary, and the individual's co-payment obligation;

     - the amount the pharmacy can expect to receive as payment for its services; and

     - an alert message to warn the pharmacist of possible interactions, including drug-drug, drug-food, drug-age and drug-pregnancy interactions.

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On behalf of health plan sponsors, we aggregate all pharmacy benefit claims on a system-wide basis and facilitate payments to retail pharmacies.

     Mail Services. We believe that our mail pharmacies reduce costs to health plan sponsors through volume purchasing, increased generic dispensing and higher rebates through greater formulary compliance. Mail service is ideal for maintenance medications because of the convenience of home delivery and improved patient compliance through methods such as refill reminders. Our mail pharmacies currently dispense more than nine million prescriptions on an annualized basis, typically in the form of a three-month supply of medications for chronic conditions. Our mail service operations are highly automated, featuring bar code and scanning technology to route and track orders, computerized dispensing of many medications and computer-generated mailing labels and invoices. To enhance accurate dispensing of prescriptions, our mail service system is equipped with automated quality control features, and each prescription is inspected by a registered pharmacist.

     Our mail pharmacy operations are located in Richardson and Fort Worth, Texas and Birmingham, Alabama. We are in the process of consolidating our Richardson, Texas mail pharmacy operations into our larger facilities in Fort Worth, Texas and Birmingham, Alabama. We believe that this consolidation will enhance the operating efficiencies of our mail pharmacy business.

     While the vast majority of our prescriptions are currently submitted through the mail, we will continue to promote our web-based capabilities to further reduce the costs associated with prescription refills. For additional information on our web-based capabilities, see "-- Web-based Health Improvement Products and Services" below.

     Clinical and Other Services. Our clinical services professionals work closely with health plan sponsors to design and administer pharmacy benefit plans that, through the use of formularies and other techniques, promote clinically appropriate drug usage while reducing drug costs. Our formulary development process begins with a panel of independent physicians and pharmacists who perform a clinical review of available drugs for inclusion in the formulary based on safety and efficacy. After the clinical review has been performed, we negotiate rebates and discounts with pharmaceutical manufacturers to obtain the most cost effective formulary for our health plan sponsors.

     We encourage formulary compliance through programs that operate at the patient, prescribing physician and pharmacist levels. We help design tiered co-payment plans, which require a health plan member to pay higher amounts for non-preferred drugs. We attempt to influence physician prescribing patterns by analyzing physicians' prescribing behavior relative to physician peer groups and notifying them when their practices differ from peer group norms and medical best practices. We provide face-to-face consultations between our clinical pharmacists and high-prescribing physicians in an effort to align prescribing practices in targeted categories and diseases that are in the best interests of health plan sponsors and members. We also provide our own educational materials to physicians, pharmacists and health plan sponsors. Through the retail pharmacies, we offer a voluntary therapeutic interchange program that encourages pharmacists to consult with patients and physicians regarding therapeutically equivalent, cost-effective drug alternatives. Our programs support cost effective, clinically appropriate drug management and help to ensure that members receive appropriate drug therapies.

     In addition, we have developed consulting products and services to assist health plan sponsors in designing programs that manage prescription drug costs effectively while maintaining high physician and member satisfaction. Such programs include restrictive formularies, three-tiered co-payments and prior authorization features. We have developed a proprietary decision support system that offers virtually unlimited querying capability of pharmacy, medical and laboratory data, sophisticated outcomes analyses, detailed physician and pharmacy provider profiling, utilization trending and formulary and rebate analysis. This system allows health plan sponsors to study the effectiveness of specific drugs, identify and address areas for improvement and develop new programs.

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     CONSUMER CARD SERVICES

     According to the U.S. Census Bureau, in 1999 approximately 43 million Americans had no health insurance coverage. We estimate that approximately 17 million additional Americans do not have outpatient prescription drug coverage included with their health insurance. We provide services to make prescription drugs more affordable for groups and individuals who have limited or no prescription drug insurance coverage. Through our consumer card services, participants receive a discount on covered prescription drugs at the point of sale, thereby reducing their prescription drug costs. We are able to achieve our goal of providing prescription drugs to consumers at reduced prices by negotiating rebates on prescription drugs from pharmaceutical manufacturers and discounts from retail pharmacies based on our size and ability to influence market share. In order to maximize the cost savings to participants, we also provide messages to pharmacies participating in the programs to inform them of clinically appropriate alternative drugs that may have a lower, out-of-pocket cost for the patient. We also intend to expand a patient letter program informing participants of preferred drugs available at discounts through the program and encouraging them to bring the preferred drug to the attention of their physician to determine whether or not they are a candidate for the more cost effective treatment option. In addition to cost savings, patients benefit by participating in our drug program by allowing us to capture the patients' drug history and to identify and alert the dispensing pharmacist to any potential drug interactions.

     We currently have five consumer card programs and have more than 40,000 retail pharmacies participating in these programs nationwide. Four of our programs include a mail service option to provide additional savings to participants. Currently, we market our programs under MatureRx(R), MatureRx Plus(TM), femScript(R) and AvidaRx(TM), which we acquired through our acquisition of FFI, as well as provide private label consumer card programs for customers like the American Association of Retired Persons, or AARP. MatureRx and MatureRx Plus are designed to meet the needs of senior citizens who are beneficiaries of Medicare, which does not currently cover the cost of prescription drugs, by reducing their costs for prescription drugs. femScript is designed to help women obtain prescription coverage for oral contraceptives and estrogen replacement therapies. AvidaRx and the AdvancePCS private label consumer card program are broad based programs offering savings on preferred products to participants.

     WEB-BASED HEALTH IMPROVEMENT PRODUCTS AND SERVICES

     We believe that our web-based offerings are the most comprehensive in the industry. Through these offerings we intend to both increase member satisfaction with our PBM services and enhance our operating efficiency. We also aim to facilitate the member retention and growth goals of our health plan sponsors by providing such plans with leading e-health web site development services and access to our e-health portals.

     PBM Services. Our online pharmacy services allow us to both reduce costs and improve service. When visiting our web sites, members of our health plan sponsors can place orders for prescriptions, check order status, locate network pharmacies, review formulary information and save processing and customer service costs. We believe a key differentiating characteristic of our online PBM services is the ability of patients to access online a confidential and complete history of all prescriptions dispensed to them. In addition, we continue to work with our health plan sponsors to develop interfaces that enable them to seamlessly link into our PBM services through their own web sites.

     Client Services. In response to client demand for their own e-health solutions, we provide web development services for health plan sponsors, an e-health portal and an online drugstore. We develop e-health web portals for our clients by either co-branding our own e-health portal or creating a completely customized, private-label web site on their behalf. Our web development services are provided in conjunction with Consumer Health Interactive, Inc., or CHI, of which we currently own approximately 19 percent. CHI assisted us in the development of our own e-health portal, BuildingBetterHealth.com, which provides consumers a comprehensive source of health, wellness and medical information, including access to medical and drug encyclopedias, an extensive medical library, medication guides, diet and nutritional resources, information about diseases, pregnancy, child and elder care, current news articles

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about health care developments, and related content. In addition, our online drugstore, AdvanceRx.com offers consumers the further convenience of shopping for other drugstore products while filling their prescriptions online or visiting BuildingBetterHealth.com or one of the other web sites that we developed for health plan sponsors. AdvanceRx.com offers over-the-counter products, health and beauty products, vitamins and nutritional supplements, medical supplies and similar products, covering over 11,000 different SKUs.

     DISEASE MANAGEMENT AND OTHER HEALTH IMPROVEMENT PROGRAMS

     Disease Management. We help health plan sponsors manage the cost and treatment of specific chronic diseases by improving medical outcomes and lowering the cost of health care delivery. Our programs are designed to support the quality initiatives and third-party accreditation requirements, such as those of the National Committee on Quality Assurance, of our health plan sponsors. These programs monitor the contracted population and intervene when individuals demonstrate symptoms of a specific disease or high risk indications.

     Our disease management programs are executed by a dedicated team of clinicians and managed care professionals and typically have five principal elements:

     - Data integration. We compile and analyze medical, laboratory, pharmacy and other relevant data for a particular group of health plan members.

     - Case finding. We identify patients from the group who have the specific disease and stratify them for targeted interventions.

     - Treatment assessment. We compare treatment received by identified patients with nationally accepted treatment guidelines. We also assess physician knowledge of clinical guidelines for targeted interventions.

     - Targeted interventions. We intervene with identified patients by educating them about their disease and providing self-management tools. We also provide physicians with treatment guidelines, patient profiles and patient management tools.

     - Outcomes analysis. We measure the results of the intervention by tracking the identified patients' medical outcomes and monitoring ongoing compliance with their treatment programs.

     We have designed disease management programs for cardiovascular secondary risk reduction, asthma, diabetes, heart failure, depression and hypertension. We have approximately 15 million eligible members who are enrolled in health plans currently under contract for one or more of our programs. We believe our disease management programs are supported by our ability to assess quality of life, quality of care and overall satisfaction with the disease management programs. We also assess the economic benefit of the programs to our health plan sponsors.

     The Center for Work and Health. In June 2000, we developed the Center for Work and Health to focus specifically on employer group clients and the impact that illnesses have on losses in productive hours of work. In this regard, the Center for Work and Health views health care dollars as an investment in human capital that needs to be effectively managed to improve the quality of life of employees and to reduce lost productive hours and absenteeism due to illness. The Center for Work and Health focuses on health problems that both have a substantial impact on productivity and can be improved, such as arthritis pain, back pain, musculoskeletal pain, depression, diabetes, gastrointestinal disorders, allergic rhinitis, migraines and numerous other conditions. Many of these conditions are common in working populations and are under-diagnosed, not adequately managed and under-treated. Strategies that facilitate effective care are likely to improve outcomes and, as a result, reduce lost hours of productivity. We believe these results are particularly valuable to our employer group clients, who are responsible for the cost of medical care and benefit economically from a reduction in lost productivity.

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     The Center for Healthier Aging and Patient Safety.  In the third quarter of fiscal year 2000, we developed the Center for Healthier Aging and Patient Safety to encourage better health for elderly and the chronically ill through preventative and interventional programs designed to promote the appropriate use of pharmacy therapy and reduce overall health care costs for these patients. Through focused data analysis, we work to assure that medications provide their intended advantages with minimal unintended adverse effects. We also work with pharmaceutical manufacturers to evaluate appropriate medications and medication information for elderly patients and their physicians. As a result, we believe that our emphasis on effective care for the elderly will increase our visibility in the marketplace and position us to take advantage of any future Medicare drug benefit opportunities.

    CLINICAL TRIALS

     Through our clinical research operations, we assist pharmaceutical manufacturers in conducting clinical trials for both new drugs and new uses for existing drugs. Our current clinical trial initiatives are focused on Alzheimer's disease and other neurological disorders, psychological conditions and pain relief. We provide key functions in the clinical trials process, including:

     - recruiting patients and physicians to participate in trials;

     - administering the trials as designed by the pharmaceutical manufacturers; and

     - measuring the patients' results.

     The large size and breadth of our PBM population enhances our clinical trial recruitment and execution capabilities. Our patient enrollment methods are designed to reduce drug development time, which permits sponsors of clinical trials to introduce their products into the market faster and to maximize the economic return for such products. We use a call center and medically appropriate surveys to identify patients eligible to participate in our clinical trials. We believe that the combination of our clinical trials expertise with the largest PBM membership base allows us to more thoroughly and accurately evaluate the clinical benefits and predict the impact of new pharmaceutical products and services on health care expenditures and patient care management.

    OUTCOMES STUDIES

     We provide pharmaceutical manufacturers an established vehicle for conducting studies that can document a drug's economic and clinical benefits in a real world environment. In addition, our surveying capabilities permit us to evaluate the effectiveness of disease management strategies. We perform outcomes studies on a broad range of conditions including chronic pain, dementia, asthma and diabetes.

     Our outcomes studies services include conducting studies to further the understanding of the characteristics of diseases and to develop simple-to-use tools, such as questionnaires and decision trees, for diagnosing diseases. In addition, we develop measurements for monitoring patient medical outcomes and determine how to best influence the health status of individuals. We also evaluate the direct and indirect costs of health care, as well as conduct surveys to evaluate physician knowledge and behavior in order to develop individualized educational materials for each physician.

CLIENTS

     We generate a significant portion of our revenues from contracts with health plan sponsors. One of our clients, Foundation Health Systems, Inc., now known as Healthnet, accounted for approximately 41 percent of our revenues in fiscal year 2000. However, on a pro forma basis giving effect to our acquisition of PCS, Foundation Health Systems accounted for approximately eight percent of revenues in fiscal year 2000. On a pro forma basis giving effect to our acquisition of PCS, government contracts, including state and federal, represent approximately 12 percent of our client base. These arrangements are typically acquired through a competitive bidding process and may be terminated on short notice by the government. No other client accounted for more than 10 percent of our revenues in this period.

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     Historically, we have had strong client relationships with BlueCross
BlueShield companies and other managed care organizations. While PCS has served managed care plans, it has traditionally focused on and developed expertise in serving self-insured employers, insurance carriers and government plans. As a result of our combination, we now have a diverse client base and substantial market penetration among all major target client groups.

SALES, MARKETING AND SERVICE

     As of December 31, 2000, we had a staff of more than 450 sales and support people. Our sales force is supplemented by client service representatives in more than 30 offices throughout the United States. As part of our strategy to expand our client base, we have reorganized our sales force into teams focused on each client segment. Through this reorganization, our sales force will be able to focus on the specific characteristics and needs of our current and prospective clients in each segment.

     The sales process for health plan sponsors usually lasts a minimum of six to nine months and sometimes can extend for a year or longer. We initiate the sales process with large health plan sponsors at our most senior levels. A staff of sales representatives uses a team approach to work with a number of senior level individuals within a health plan sponsor. In this manner, we are able to work with health plan sponsors at multiple levels within their organizations, and our health plan sponsors have multiple contacts within our organization.

     Once we have contracted with a health plan sponsor for our services, we commit to provide it with the highest level of support. For example, our benefits design group works with our health plan sponsors to design the pharmacy benefits that they will provide to the individuals in their plans. Each client is supported by a multi-functional team led by a senior-level account manager who coordinates with designated resources across our company. The account management teams are organized by market segment to enhance their understanding of the needs and complexities of our clients.

     In addition, we commit to our health plan sponsors that the individuals enrolled in their plans will receive high quality member service. To fulfill this promise, we manage three advanced call centers staffed with almost 1,000 member service representatives who are available to answer incoming calls 24 hours a day, seven days a week. For the 12 month-period ended December 31, 2000, our call centers received approximately 275,000 calls per week.

SUPPLIERS

     We currently purchase products for our mail pharmacies from two primary wholesale distributors. In an effort to continue to gain efficiencies from our acquisition of PCS we recently entered into a three-year agreement with a wholesale distributor to be our primary supplier of pharmaceuticals to our mail pharmacies. We believe our supplier arrangements are more than adequate, and we maintain strong relationships with back-up wholesalers and suppliers. In addition, we believe alternative suppliers can be utilized without any disruptions. We believe it would be relatively easy to switch from one supplier to another. Other than with respect to our mail pharmacies, we do not purchase products for retail pharmacies or otherwise supply products to them. Retail pharmacies typically have their own arrangements with wholesale distributors or pharmaceutical manufacturers.

INFORMATION SYSTEMS

     Information technology systems are a critical part of our business. We maintain a number of separate, proprietary systems that are designed to efficiently support our specific departments, yet are compatible for electronic data interchange. Our information technology systems are highly scalable and run on a variety of platforms. We have an experienced systems staff of more than 800 employees. We maintain extensive preventative measures to protect against disaster, including redundancy in all aspects of processing, telecommunications and power sources.

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     As part of our integration efforts with PCS, we are moving our Richardson,
Texas data center into our Scottsdale, Arizona data center. Although we are combining physical locations, we will maintain our separate data processing platforms in order to avoid client disruptions associated with conversion. The Scottsdale, Arizona data center has received ISO 9002 certification from the International Organization for Standardization, the world's foremost quality standards organization, and has also received an exceptional audit grade from registrars with the professional services firm, Deloitte & Touche LLP.

     We are continuing to make significant progress in efforts to integrate other technology that we acquired in connection with the PCS acquisition. We have successfully integrated many of our administrative technologies such as voice-mail, e-mail and telephony systems. We are making significant progress in our efforts to integrate our accounting and payroll/benefit systems. We have successfully created an interface to all of our call centers and our mail service pharmacies so clients can be supported by any combination of these facilities. By combining our technologies, we expect to achieve significant synergies in our various operations to eliminate many redundant systems and to redeploy key personnel to focus on our most critical needs.

COMPETITION

     We compete with a number of national companies, including Merck-Medco Managed Care, LLC, a subsidiary of Merck & Co., Inc., a pharmaceutical manufacturer, Express Scripts, Inc. and Caremark Rx, Inc. In addition, we compete with a number of local and regional PBMs, some of which may be owned by health plans or retail pharmacy chains. These competitors may possess purchasing and other advantages over us that could allow them to price competing services more aggressively than we can because of their market position, affiliations and other aspects of their businesses.

     We believe that the primary competitive factors in the PBM industry include:

     - the size and financial strength of the company;

     - independence from pharmaceutical manufacturers, retail pharmacies and health plan sponsors;

     - the ability to reduce health plan sponsor costs by negotiating favorable rebates and volume discounts from pharmaceutical manufacturers;

     - the quality, scope and costs of programs offered; and

     - the ability to use clinical strategies to improve patient outcomes and reduce costs.

GOVERNMENT REGULATION

     Various aspects of our business are governed by federal and state laws and regulations and compliance is a significant operational requirement for us. We believe that we are in substantial compliance with all existing legal requirements material to the operation of our business. However, the application of complex standards to the detailed operation of our business always creates areas of uncertainty. Moreover, regulation of the field is in a state of flux. Numerous health care laws and regulations have been proposed at the state and federal level, many of which could affect our business. We cannot predict what additional federal or state legislation or regulatory initiatives may be enacted in the future regarding health care or the business of PBMs, or how existing laws may be interpreted. It is possible that federal or state governments might impose additional restrictions or adopt interpretations of existing laws that could have a material adverse affect on our business, profitability or growth prospects.

     Among the federal and state laws and regulations that affect aspects of the PBM business are the following:

     FDA Regulation. The U.S. Food and Drug Administration, or FDA, generally has authority under the Federal Food, Drug and Cosmetic Act, or FDCA, to regulate drug promotional materials that are disseminated "by or on behalf" of a pharmaceutical manufacturer. In January 1998, the FDA issued a Draft Guidance for Industry regarding the regulation of activities of pharmacy benefit managers that are

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directly or indirectly controlled by pharmaceutical manufacturers. In that draft guidance, the FDA purported to have the authority to hold pharmaceutical manufacturers responsible for the promotional activities of PBMs, depending upon the nature and extent of the relationship between the pharmaceutical manufacturer and the PBM. We and many other companies and associations commented to the FDA in writing regarding its authority to regulate the communications of PBMs that are not owned by pharmaceutical manufacturers. In the fall of 1998, the FDA withdrew the guidance and stated that it would reconsider the basis for its issuance. To date, the FDA has not taken any further action on the issue. Although it appears that the FDA has changed its position regarding regulation of communications by PBMs, there is no assurance that it will not re-examine the issue and seek to assert the authority to regulate the communications of such PBMs.

     The FDA also regulates the conduct of clinical trials for drugs. In general, the sponsor of the drug product that is being studied, or the manufacturer that will have the right to market the drug product if it is approved by the FDA, has the responsibility to comply with the laws and regulations that apply to the conduct of the clinical trials. However, in providing services related to the conduct of clinical trials, we may assume some or all of the sponsor's or clinical investigator's obligations related to the study of the drug. In October 1998, the FDA announced that the agency would give Institutional Review Boards, the independent bodies that oversee the conduct of clinical investigations, increased access to information pointing to violative or potentially violative conduct on the part of the physicians conducting the clinical trials, or clinical investigators.

     We believe that we meet all of our regulatory responsibilities with regard to our involvement in clinical trials. However, the interpretation of the laws and regulations relating to the conduct of clinical trials is complex and sometimes subjective. We cannot assure you that the FDA will not at some point consider our compliance efforts to be inadequate and initiate administrative enforcement actions against us. If we fail to successfully defend against an administrative enforcement action, it could result in an administrative order suspending, restricting or eliminating our ability to participate in the clinical trial process, which would materially limit our business operations. Moreover, some violations of the FDCA are punishable by civil and criminal penalties against both the violating company and responsible individuals. If warranted by the facts, we and our employees involved in the trials could face civil and criminal penalties, which include fines and imprisonment.

     Regulation of Confidentiality of Patient Identifiable
Information. Government regulation of the use of patient identifiable information has grown substantially over the past several years, and is likely to increase further in the future. Many states have recently passed laws dealing with the use and disclosure of health information, and this is expected to be an area of significant activity in many states this year again. The proposals vary widely, some relating to only certain types of information, others to only certain uses, and yet others to only certain types of entities. Texas, California and New York are some of the larger states expected to focus on several proposals dealing with health information privacy this year. Numerous proposals have been circulated at the state and federal level and there is no assurance that these proposals, if adopted, will not have a material adverse effect on our business, profitability and growth prospects. The programs that we offer our health plan customers are information-based, utilizing aggregated and anonymous data, as well as patient-specific information, depending upon the needs of the customer. Government restrictions on the use of patient identifiable information could adversely affect our ability to promote formulary compliance and to conduct health improvement programs and outcomes studies, as well as our business growth strategy based on these programs.

     In the absence of comprehensive federal privacy legislation, in December 2000, the Department of Health and Human Services, or HHS, issued final regulations regarding the privacy of individually identifiable health information pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA. This final privacy rule applies to both electronic and paper records and imposes extensive requirements on the way in which health care providers, health plans and their business associates use and disclose protected information. This final rule gives patients significant rights to understand and control how their protected health information is used and disclosed. Direct providers, such as pharmacies, are required to obtain patient consents for treatment, payment and health care operations.

For all uses or disclosures of protected information that do not involve treatment, payment or health care operations, the rule requires that all covered entities obtain a valid patient authorization. In most cases, use or disclosure of protected health information must be limited to the minimum amount necessary to achieve the purpose of the use or disclosure. Organizations subject to the rule will have approximately two years to comply with these provisions. Sanctions for failing to comply with standards issued pursuant to HIPAA include criminal penalties and civil sanctions.

     In addition, in August 1998, HHS issued proposed regulations pursuant to HIPAA that govern the security of individually-identifiable health information. A final security rule has not yet been published but, once issued, it is likely to impose additional administrative burdens on health care providers, health plans and their business associates, relating to the storage, utilization and transmission of health information.

     Due to the complex and controversial nature of the HIPAA regulations, they may be subject to court challenge, as well as further legislative and regulatory actions that could alter their effect. We cannot at this time predict with specificity what impact the recently adopted final rule on the privacy of individually-identifiable health information, or the proposed rule on security of individually-identifiable health information may have on us. However, they will likely increase our burden of regulatory compliance with respect to our health improvement programs and other information-based products, and may reduce the amount of information we may use if patients do not consent to its use. There can be no assurance that the restrictions and duties imposed will not have a material adverse effect on our business, profitability or growth prospects.

     Even without new legislation and beyond the final federal regulations, individual health plan sponsors could prohibit us from including their patients' medical information in our various databases of medical data. They could also prohibit us from offering services that involve the compilation of such information.

     Anti-Kickback Laws. Subject to certain exceptions, federal law prohibits the payment, offer, receipt or solicitation of any remuneration that is knowingly and willfully intended to induce the referral of Medicare, Medicaid or other federal health care program beneficiaries for the purchase, lease, ordering or recommendation of the purchase, lease or ordering of items or services reimbursable under federal health care programs. Several states also have similar laws, known as "all payor" statutes, which apply anti-kickback prohibitions beyond services for which federal health care program payments may be made. Sanctions for violating these federal and state anti-kickback laws may include criminal and civil sanctions and exclusion from participation in federal health care programs. State anti-kickback laws vary, and have rarely been interpreted by courts. However, in several cases, courts have ruled that contracts that violate anti-kickback laws are void as a matter of public policy.

     The federal anti-kickback statute has been interpreted broadly by courts, by the Office of Inspector General, or OIG, and within administrative tribunals. Courts have ruled that a violation of the statute may occur even if only one of the purposes of a payment arrangement is to induce patient referrals or purchases. Among the practices that have been identified by the OIG as potentially improper under the statute are "product conversion programs" in which benefits are given by pharmaceutical manufacturers to pharmacists or physicians for changing a prescription, or recommending or requesting such a change, from one drug to another. These laws have been cited as a partial basis, along with the state consumer protection laws discussed below, for investigations and multi-state settlements relating to financial incentives provided by pharmaceutical manufacturers to physicians or pharmacists in connection with such programs.

     Because of the federal statute's broad scope, federal regulations establish some "safe harbors" from liability. Safe harbors exist for, among other things, certain properly reported discounts received from vendors, certain investment interests, certain properly disclosed payments made by vendors to group purchasing organizations and certain managed care risk-sharing arrangements. A practice that does not fall within a safe harbor is not necessarily unlawful, but may be subject to scrutiny and challenge.

     We believe that we are in compliance with the legal requirements imposed by these laws and regulations, and we believe that there are material differences between the drug-switching programs about which the OIG has raised concerns and the programs we offer to our customers. To date, the government has not commenced enforcement actions under the anti-kickback statutes against PBMs with regard to their negotiation of discounts, rebates and administrative fees from drug manufacturers in connection with drug purchasing and formulary management programs, or their contractual agreements with pharmacies that participate in their networks, or their relationships with their health plan customers. However, in June 1998, the United States Attorney's Office for the Eastern District of Pennsylvania began an investigation into whether rebates and other payments made by pharmaceutical manufacturers to PBMs, or payments made by PBMs to retail pharmacies or others, may violate the anti-kickback laws or other federal laws. To date, no specific prosecutions or settlements have been made public, but we believe subpoenas have been issued to another PBM and a pharmaceutical manufacturer. As part of this investigation, prior to our acquisition of PCS, PCS received a subpoena from the OIG requesting general information about PCS's programs. The United States Attorney's Office has also contacted some of the pharmaceutical manufacturers with which we have agreements, and has asked these manufacturers to provide copies of documents relating to their agreements with us. At this time, we are unable to predict whether the government will commence any action challenging any of our programs and practices. We believe that our programs, and those programs of PCS prior to the acquisition are in compliance with the requirements imposed by the anti-kickback laws and other applicable laws and regulations. Nevertheless, we could be subject to scrutiny, investigation or challenge under these laws and regulations as a result of the OIG investigation or otherwise, which could have a material adverse effect on our business, profitability and growth prospects. For more information regarding the OIG investigation, see
"-- Legal Proceedings and Government Investigations" below.

     OIG Study. The OIG Office of Evaluation and Inspections, which seeks to improve the effectiveness and efficiency of the HHS's programs, issued a report on PBM arrangements on April 15, 1997. The report was based primarily on a nationwide survey of HMOs that use PBMs, and examined the benefits of, and concerns raised by, the HMOs' relationships with PBMs.

     The report identified concerns about the potential for bias resulting from alliances of PBMs and pharmaceutical manufacturers and the lack of oversight by HMOs regarding the performance of PBMs in delivering quality services to health plan members. The report recommended that HCFA and state Medicaid programs should include stronger oversight provisions in their risk contracts with HMOs by requiring HMOs to review the performance of the PBMs with which they contract. The report also recommended that HCFA, the FDA and the Health Resources and Services Administration, working with outside organizations, should develop quality measures for pharmacy practices that can be used in managed care settings. We intend to closely monitor these agency actions and whether these actions would have any impact on our business.

     Managed Care Reform. Legislation is being debated on both the federal and state level, and has been enacted in several states, aimed primarily at improving the quality of care provided to individuals enrolled in managed care plans. Some of these initiatives would, among other things, require that health plan members have greater access to drugs not included on a plan's formulary and give health plan members the right to sue their health plans for malpractice when they have been denied care, and mandate the content of the appeals or grievance process when a health plan member is denied coverage. The scope of the managed care reform proposals under consideration by Congress and state legislatures, and enacted by states, to date vary greatly, and the extent to which future legislation may be enacted is uncertain. However, these initiatives could greatly impact the managed care and pharmaceutical industries and, therefore, could have a material impact on our business.

     Direct Regulation of PBMs. Several states, including California, New Jersey and New York, have introduced legislation that would directly regulate PBMs, but to our knowledge, no state has passed such legislation. Several regulatory and quasi-regulatory bodies, such as the National Association of Insurance Commissioners, the National Association of Boards of Pharmacy and the National Committee on Quality Assurance, are also considering proposals to regulate PBMs and proposals to increase the regulation of certain PBM activities, such as formulary and utilization management, and downstream risk assumption. As discussed below under "-- Licensure Laws," state licensure of certain activities, such as utilization
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

review and third party administration, also may adversely impact our business and operations. While the outcome of these initiatives is uncertain, any resulting legislation could significantly impact our business, both directly as a PBM, and indirectly through the impact on the pharmacy benefit services we are able to deliver on behalf of our health plan sponsors.

     ERISA Regulation. We have agreements to provide PBM services to a number of self-funded corporate health plans. These plans are subject to the Employee Retirement Income Security Act of 1974, or ERISA, which regulates employee pension and health benefit plans. We believe that our activities are sufficiently limited that we do not assume any of the plan fiduciary responsibilities that would subject us to regulation under ERISA. Our agreements with our self-funded corporate plan customers state that we are not the fiduciary of the plan. However, the U.S. Department of Labor, which is the agency that enforces ERISA, could assert that the fiduciary obligations imposed by the statute apply to certain aspects of our operations. In recent decisions, the United States Supreme Court and other federal courts have declined to extend fiduciary status to managed care organizations that contract with ERISA plans. However, future cases involving PBMs could be decided differently, and if we were deemed to be a fiduciary, we could potentially be subject to claims over benefit denials. In addition, we could also be subject to claims for breaching fiduciary duties in connection with the services we provide to the plan.

     In March 1998, Mulder v. PCS Health Systems, Inc. was filed as an alleged class action lawsuit, contending that we are an ERISA fiduciary and that we have breached our fiduciary obligations under ERISA in connection with our development and implementation of formularies, preferred drug listings and intervention programs. We have denied all allegations of wrongdoing and are vigorously defending this lawsuit. For information regarding this action, see "-- Legal Proceedings and Government Investigations" below.

     ERISA prohibits a "party in interest" to a plan from engaging in certain types of transactions with the plan, including purchases, sales, and loans. Violations are subject to civil and criminal liability. By providing services to these plans, we are subject to the restrictions on a party in interest. We believe that we are in compliance with these provisions of ERISA. However, we can provide no assurance that the government would not challenge our practices.

     Consumer Protection Laws. Most states have consumer protection laws, which have been the basis for investigations and multi-state settlements relating to financial incentives provided by pharmaceutical manufacturers to retail pharmacies in connection with drug switching programs. In addition, under a settlement agreement entered into with 17 states on October 25, 1995, Merck-Medco Managed Care, the PBM subsidiary of pharmaceutical manufacturer Merck & Co., agreed to require pharmacists affiliated with Merck-Medco Managed Care mail service pharmacies to disclose to physicians and patients the financial relationships between Merck & Co., Merck-Medco Managed Care and the mail service pharmacy when such pharmacists contact physicians seeking to change a prescription from one drug to another. We believe that our contractual relationships with pharmaceutical manufacturers and retail pharmacies do not include the features that were viewed by enforcement authorities as problematic in these settlement agreements, and that our business practices are otherwise compliant with consumer protection laws. However, we could be subject to scrutiny or challenge under one or more of these laws. Additionally, most states have enacted consumer protection laws relating to a wide range of managed health care activities, including provider contracting, member appeals, and access to services and supplies.

     Network Access Legislation. A significant number of states have adopted some form of legislation affecting our ability to limit access to retail pharmacy provider networks or from removing retail pharmacies from a network. Such legislation may require us, directly or through our health plan customers, to admit any retail pharmacy willing to meet the plan's price and other terms for network participation; this legislation is sometimes referred to as "any willing provider" legislation. To date, we have not been materially affected by these statutes because we administer a large network of over 56,000 retail pharmacies and will admit any licensed pharmacy that meets our credentialing criteria, involving such matters as adequate insurance coverage, minimum hours of operation, and the absence of disciplinary actions by the relevant state agencies.

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

     Formulary Restrictions. A number of states have begun to actively regulate the management of prescription drug benefits. Texas, California, New York and New Jersey have taken the lead proposing legislation on a wide range of issues affecting the delivery of pharmacy benefits. Many smaller states have followed, although often focusing on particular aspects, such as formularies or pharmacy network issues. For example, some states have passed laws mandating coverage for certain categories of drug products, such as off-label uses of chemotherapeutic agents where those uses are recognized in peer-reviewed medical journals or reference compendia. Other states have begun to enact laws that regulate the establishment of formularies by insurers, HMOs and other third party payors. These laws have included requirements on the development, review and update of formularies, the role and composition of pharmacy and therapeutics committees, availability of formulary listings, and disclosure of formulary information to health plan members; and a process for allowing members to obtain non-preferred drugs without additional cost-sharing where they are medically necessary and the formulary drugs are determined to be inappropriate. Additionally, the National Association of Insurance Commissioners is developing a model drug formulary statute, known as the Health Carrier Prescription Benefit Management Model Act, that, if ultimately enacted throughout the country, may provide more uniformity for health plans and PBMs. Among other things, the model act would address the disclosure of formulary information to health plan members, members' access to non-preferred drugs, and the appeals process available to members when coverage of a non-preferred drug is denied by the health plan or pharmacy benefit manager. Increasing regulation of formularies by states could significantly affect our ability to develop and administer formularies on behalf of our insurer, HMO and other health plan customers.

     Legislation Imposing Plan Design Restrictions. Some states have legislation that prohibits a health plan sponsor from implementing certain restrictive design features. For example, some states provide that members of the plan may not be required to use network providers, but must also be provided with benefits even if they choose to use non-network providers. This legislation is sometimes referred to as "freedom of choice" legislation, and some states are implementing rules restricting the ability to make formulary changes. Among the most aggressive in this regard are Texas and New Jersey, both of which have recently issued far-reaching regulations limiting formulary flexibility. In Texas, the new regulations prevent plans from changing their formularies during the plan year, and in New Jersey, the regulations mandate coverage of at least two drugs per therapeutic class and limit the difference in co-payments to 30% for different tiers on a formulary. Other states mandate coverage of certain benefits or conditions. This legislation does not generally apply to us, but it may apply to some of our customers such as HMOs and insurers. If similar legislation were to become widespread and broad in scope, it could have the effect of limiting the ability of PBMs to achieve economic benefits through health benefit management services.

     Licensure Laws. Many states have licensure or registration laws governing certain types of ancillary health care organizations, including preferred provider organizations, third party administrators, and companies that provide utilization review and related services. The scope of these laws differs significantly from state to state, and the application of these laws to the activities of pharmacy benefit managers is often unclear. We have registered under these laws in those states in which we have concluded, after discussion with the appropriate state agency, that such registration is required. As noted above under "-- Direct Regulation of PBMs," some states have introduced legislation that, if enacted, would subject PBMs to comprehensive regulation. Such enactments could adversely affect our business and operations.

     Legislation and Regulation Affecting Drug Prices. Some states have adopted legislation or regulations providing that a pharmacy participating in the state's Medicaid program must give program patients the best price that the pharmacy makes available to any third party plan. These requirements are sometimes referred to as "most favored nation" payment systems. Other states have enacted "unitary pricing" legislation, which mandates that all wholesale purchasers of drugs within the state be given access to the same discounts and incentives. Any such legislation, if enacted in any state, may adversely affect our ability to negotiate discounts from network pharmacies or manufacturers. Some manufacturers may view these Medicaid rebate provisions as a disincentive to provide discounts, which could adversely affect our ability to control costs. A number of states have also recently introduced broad drug price control bills that would extend price controls beyond the Medicaid program. Many of these bills impose maximum drug prices based on the Federal Supply Schedule and require that manufacturers and/or pharmacies extend this pricing to one or more segments of the state's population, such as to all Medicare beneficiaries. If enacted, these bills could adversely affect our mail-order pharmacy's reimbursement rates, or otherwise discourage the use of the full range of our services by current or future clients.

     In 2000, Congress passed the Medicine Equity and Drug Safety Act of 2000, directing the FDA to promulgate regulations allowing pharmacists and drug wholesalers to reimport approved drugs, originally manufactured in the United States, back into the United States from other countries where the drugs were sold at a lower price. The purpose of the law was to enable United States citizens to purchase drugs at prices comparable to lower prices charged for such medicines in other countries. In December 2000, the Secretary of HHS notified President Clinton that HHS would not seek the necessary funding to implement the law, since she believed it was too flawed as written to be effective. The Secretary of HHS in the Bush Administration has not indicated whether he will reverse this decision. Thus, whether and how the law will actually be implemented through regulations is unclear. It may offer PBMs opportunities to reduce costs, but faces substantial opposition from the prescription drug industry. The ultimate effect of the legislation on our business is not known at this point.

     Recently, the government has increased its attention to how drug manufacturers develop pricing information, which in turn is used in setting payments under the Medicare and Medicaid programs. One element common to many payment formulas, Average Wholesale Price, or AWP, has come under criticism as not accurately reflecting prices actually charged and paid at the wholesale or retail level. The Department of Justice is currently conducting, and the House Commerce Committee has conducted, an investigation into the use of AWP for federal program reimbursement, and whether it has inflated drug expenditures by the Medicare and Medicaid programs. In addition, the Clinton administration, along with many states, proposed changing the basis for calculating reimbursement of certain drugs by the Medicare and Medicaid programs. Instead of AWP as historically reported by First DataBank, a company that specializes in the compilation of drug pricing information, the federal and state governments proposed to use a different set of pricing data, also compiled by First DataBank, which generally yielded lower prices for certain drugs. As part of the 2000 Consolidated Appropriations Act, P.L. 106-554, however, Congress enjoined reductions in Medicare drugs reimbursed based on the revised data pending a study by the General Accounting Office, and the U.S. Healthcare Financing Administration has suspended the implementation of this data with respect to Medicare pending this study. These changes and other legislative or regulatory adjustments that may be made to the program for reimbursement of drugs by Medicare and Medicaid, if implemented, could affect our ability to negotiate discounts with pharmaceutical manufacturers. In addition, it may affect our relations with pharmacies and health plans. In some circumstances, they might also impact the reimbursement that our mail-order pharmacy receives from managed care organizations that contract with government health programs to provide prescription drug benefits or otherwise elect to rely on the revised First DataBank pricing information. Furthermore, private payors may choose to follow the government's example, and adopt different drug pricing bases. This could affect our ability to negotiate with plans, manufacturers and pharmacies regarding discounts.

     Medicare Prescription Drug Benefit. Medicare reimbursement and coverage of prescription drugs may change significantly in the near future. Medicare does not currently offer an outpatient prescription drug benefit. Proposals have been made to reduce Medicare drug reimbursement amounts, although the prospects for legislation are uncertain. Several legislative proposals are under consideration in Congress to provide Medicare recipients with outpatient drug benefits through the use of PBMs. Many states are also considering establishing or expanding state drug assistance programs which would increase access to drugs by those currently without coverage. We cannot assess at this stage whether such proposals will be enacted or how they would address drug costs.

     Regulation of Financial Risk Plans. The administration of fee-for-service prescription drug plans by PBMs generally is not subject to insurance regulation by the states. However, if a pharmacy benefit manager offers to provide prescription drug coverage on a capitated basis or otherwise accepts financial or insurance type risk in providing the benefit, laws in various states may regulate the plan. These laws may require that the party at risk establish reserves or otherwise demonstrate financial responsibility. Laws that may apply in such cases include laws governing the business of insurance, HMOs, limited prepaid health service plans, preferred provider organizations and organized delivery systems. Many of these state laws may be preempted in whole or in part by ERISA, which provides for comprehensive federal regulation of employee benefit plans. However, the scope of ERISA preemption is uncertain and is subject to conflicting court rulings. Other state laws may be invalid in whole or in part as an unconstitutional attempt by a state to regulate interstate commerce, but the outcome of challenges to these laws on this basis is uncertain. This issue has received a great deal of attention recently. For example, the National Community Pharmacists Association has asked the National Association of Insurance Commissioners to examine whether PBMs should be subject to state insurance laws. Accordingly, compliance with state laws and regulations is a significant operational requirement for us, and could limit our flexibility to adopt alternative and novel fee arrangements with our customers.

     Mail Pharmacy Regulation. Our mail pharmacy operation distributes drugs throughout the United States. Our fulfillment centers are presently located in Richardson and Fort Worth, Texas and Birmingham, Alabama. We are in the process of consolidating our Richardson, Texas mail pharmacy operations into our larger facilities in Fort Worth, Texas and Birmingham, Alabama. We are licensed by United States, Texas and Alabama authorities to do business as a pharmacy and to deliver controlled substances. Many of the states into which we deliver pharmaceuticals and controlled substances have laws and regulations that require out-of-state mail service pharmacies to register with that state's board of pharmacy, or similar regulatory body, in order to mail drugs into the state. We have registered in every state that, to our knowledge, requires such registration. In addition, some states require out-of-state mail service pharmacies to have a pharmacist at the mail order location who is licensed in the state to which the drugs are shipped, as well as meeting other standards. To the extent that such laws or regulations are applicable to us, we believe that we are in compliance with them.

     Other Statutes and Regulations Affecting our Mail Pharmacy
Operations. HCFA requires mail order pharmacies to provide toll-free numbers for patient counseling of Medicaid recipients residing out of state. However, we do not currently receive reimbursement from any state Medicaid programs. Congressional directives to provide useful information on prescription drugs to consumers may involve participation by mail order pharmacies in disseminating such information. Federal statutes and regulations govern the labeling, packaging, advertising and adulteration of prescription drugs and the dispensing of controlled substances. The Federal Trade Commission requires mail order sellers of goods generally to engage in truthful advertising, to stock a reasonable supply of the product to be sold, to fill mail orders within thirty days, and to provide customers with refunds when appropriate. The United States Postal Service has statutory authority to restrict the transmission of drugs and medicines through the mail to a degree that could have an adverse effect on our mail service operations. The United States Postal Service historically has exercised this statutory authority only with respect to controlled substances. Alternative means of delivery are available to us.

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

FACILITIES

     Our existing facilities consist of approximately 1,100,000 square feet, of which we own 150,400 square feet and lease the remainder. The following table sets forth information with respect to our principal facilities.

                                                                  APPROXIMATE
                                                                    SQUARE
FACILITY                    LOCATION                                FOOTAGE     LEASE/OWN
--------                    --------                              -----------   ---------
Corporate Headquarters      Irving, Texas......................      24,500     Lease
Corporate Office            Scottsdale, Arizona................     375,300     Lease
Call Center                 Scottsdale, Arizona................      53,800     Lease
Call Center                 Richardson, Texas..................      52,000     Lease
Call Center                 Gold River, California.............      20,700     Lease
Clinical Services           Bloomington, Minnesota.............      45,300     Lease
Clinical Services           Hunt Valley, Maryland..............      23,200     Lease
Mail Service Pharmacy       Birmingham, Alabama................     112,000     Own
Mail Service Pharmacy       Fort Worth, Texas..................      93,800     Lease
Mail Service Pharmacy       Richardson, Texas..................      38,400     Own
e-Solutions                 Richardson, Texas..................      38,300     Lease

In addition, we have several other facilities throughout the United States that we use for sales offices, clinics, data services and other corporate purposes. We believe our facilities are adequate to meet our requirements for the foreseeable future.

EMPLOYEES

     On December 31, 2000, we had 4,378 employees, including 16 medical doctors and 459 pharmacists. None of our employees is represented by a labor union. In the opinion of management, we have good relationships with our employees.

INSURANCE

     Our PBM operations, including the dispensing of pharmaceutical products by our mail service pharmacies, and the services rendered in connection with our health improvement services, and our non-PBM operations, such as the products and services provided in connection with our clinical trial services, may subject us to litigation and liability for damages. We believe that our insurance protection is adequate for our present business operations, but there can be no assurance that we will be able to maintain our professional and general liability insurance coverage in the future or that such insurance coverage will be available on acceptable terms or be adequate to cover any or all potential product or professional liability claims. A successful product or professional liability claim in excess of our insurance coverage, or one for which an exclusion from coverage applies, could have a material adverse effect upon our financial position or results of operations.

LEGAL PROCEEDINGS AND GOVERNMENT INVESTIGATIONS

     In November 1999, PCS received a subpoena by the Department of Health and Human Services Office of Inspector General, or OIG, requesting PCS to produce certain documents about its programs and how they operate in connection with an industry-wide investigation. The investigation was instigated and is being pursued by the United States Attorney's Office for the Eastern District of Pennsylvania, which indicated an intention to review PBMs' programs in light of anti-kickback and other laws and regulations. Specifically, the focus of this investigation appears to be PBMs' relationships with pharmaceutical manufacturers and retail pharmacies and PBMs' programs relating to drug formulary compliance, including rebate and other payments made by pharmaceutical manufacturers to PBMs and payments made by PBMs to retail pharmacies or others. The United States Attorney's Office has also contacted some of the pharmaceutical manufacturers with which we have agreements, and has asked these manufacturers to provide copies of documents relating to their agreements with us. There has been no allegation of any wrongdoing on our part. At this time, we are unable to predict whether the government will commence any action challenging any of our programs and practices. AdvancePCS believes that its programs, and those of PCS prior to the acquisition, are in compliance with the requirements imposed by anti-kickback laws and other applicable laws and regulations. AdvancePCS plans to continue to cooperate with the OIG with respect to this investigation. Nevertheless, we could be subject to scrutiny, investigation or challenge under these laws and regulations as a result of the OIG investigation or otherwise, which could have a material adverse effect on our business, profitability and growth prospects.

     In March 1998, a class action lawsuit captioned Mulder v. PCS Health Systems, Inc., case number 98-1003, was filed in the United States District Court of the District of New Jersey. This action alleges that AdvancePCS is an ERISA fiduciary and that we have breached our fiduciary obligations under ERISA in connection with our development and implementation of formularies, preferred drug listings and intervention programs for our sponsors of ERISA health plans. In particular, plaintiffs allege that our therapeutic interchange programs and negotiation of formulary rebates and discounts from pharmaceutical manufacturers violate fiduciary obligations. AdvancePCS believes that it does not assume any of the plan fiduciary responsibilities that would subject it to regulations under ERISA. Although the ultimate outcome is uncertain, an adverse determination could materially harm our business, profitability and growth prospects. A class of plaintiffs has not yet been certified, and we intend to oppose such certification. AdvancePCS has denied all allegations of wrongdoing and is vigorously defending this suit.

     In addition, we are a defendant in lawsuits from time to time arising in the ordinary course of business, the outcome of which we believe will not have a material adverse effect on our business, profitability and growth prospects.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth the name, age and positions of our executive officers and directors as of February 15, 2001:

NAME                                    AGE                  POSITION
----                                    ---                  --------
David D. Halbert......................  45    Chairman of the Board and Chief
                                              Executive Officer
Jon S. Halbert........................  41    Vice Chairman, e-Business and
                                              Technology and Director
David A. George.......................  45    President and Director
T. Danny Phillips.....................  41    Chief Financial Officer and Executive
                                              Vice President
Joseph J. Filipek, Jr., P.D. .........  45    Executive Vice President, Client
                                                Management
Susan S. de Mars......................  40    Senior Vice President and General
                                              Counsel
Jeffrey G. Sanders....................  42    Senior Vice President, Strategic
                                              Initiatives
Laura I. Johansen.....................  35    Senior Vice President, Corporate
                                              Affairs and Secretary
Andrew C. Garling, M.D................  55    Senior Vice President, Clinical
                                              Operations
Rudy Mladenovic.......................  42    Senior Vice President, Pharma
                                              Relations
John H. Sattler, R.Ph. ...............  48    Senior Vice President, Sales
Ramsey A. Frank.......................  40    Director
Stephen L. Green......................  49    Director
David R. Jessick......................  47    Director
Paul S. Levy..........................  53    Director
Robert G. Miller......................  56    Director
Jean-Pierre Millon....................  50    Director
Michael D. Ware.......................  55    Director

     David D. Halbert founded AdvancePCS in 1986 and has continuously served as our Chairman of the Board and Chief Executive Officer. Prior to founding AdvancePCS, Mr. Halbert served as an executive officer for several organizations engaged in various health care, as well as non-health care, related industries. David D. Halbert is the brother of Jon S. Halbert.

     Jon S. Halbert joined AdvancePCS in January 1988 and has continuously served as a director and as an executive officer of AdvancePCS since that date. Mr. Halbert currently serves as our Vice Chairman, e-Business and Technology. Before joining AdvancePCS, Mr. Halbert served as an executive officer and/or director for several organizations engaged in various health care, as well as non-health care, related industries. Mr. Halbert also worked as a registered representative of the National Association of Securities Dealers for Bear, Stearns & Co. Jon S. Halbert is the brother of David D. Halbert.

     David A. George has served as a director of AdvancePCS since November 1998 and has served as an executive officer of AdvancePCS since March 1999. Mr. George currently serves as our President. From October 1995 to November 1998, Mr. George served as Executive Vice President of United HealthCare Corporation. Before United HealthCare, Mr. George was Executive Vice President of MetraHealth Corporation, also known as MetraHealth, from December 1994 to October 1995. MetraHealth merged with United HealthCare Corporation in October 1995. Prior to joining MetraHealth, Mr. George was president of Southern Group Operations for The Prudential Healthcare System.

     T. Danny Phillips joined AdvancePCS in February 1992 and currently serves as our Chief Financial Officer and Executive Vice President. Prior to joining AdvancePCS, Mr. Phillips served as chief financial officer of Aloha Petroleum, Ltd., a retail gasoline company, from April 1991 to February 1992.

     Joseph J. Filipek, Jr., P.D. joined AdvancePCS in December 1993 and currently serves as our Executive Vice President, Client Management. Prior to joining AdvancePCS, Dr. Filipek founded Advance Paradigm Clinical Services, Inc., which was acquired by us in 1993 from BlueCross BlueShield of Maryland, Inc.

     Susan S. de Mars joined AdvancePCS in October 2000 upon our acquisition of PCS and currently serves as our Senior Vice President and General Counsel. Ms. de Mars joined PCS in 1995 as assistant general counsel and served as its general counsel from January 1999 to October 2000.

     Jeffrey G. Sanders joined AdvancePCS in October 2000 upon our acquisition of PCS and currently serves as our Senior Vice President, Strategic Initiatives. Before joining PCS in 1993, Mr. Sanders served three years as director of the Office of Legislation and Policy of the Health Care Financing Administration in Washington, D.C. Mr. Sanders also held positions with the United States Budget Committee and the Office of Management and Budget.

     Laura I. Johansen joined AdvancePCS in February 1995 and currently serves as our Senior Vice President, Corporate Affairs and Secretary. Ms. Johansen served as our Senior Vice President, General Counsel from February 1995 until August 1999 and as our Senior Vice President, Office of the CEO from August 1999 until October 2000. Prior to joining AdvancePCS, Ms. Johansen served as an attorney in the corporate/securities section of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

     Andrew C. Garling, M.D. joined AdvancePCS in August 1999 and currently serves as our Senior Vice President, Clinical Operations. Prior to joining AdvancePCS, from 1997 to 1999, Dr. Garling served as chief medical officer and senior vice president of the Payor Solutions Group at McKesson HBOC. From 1995 to 1997, Dr. Garling served as vice president and chief medical officer of Advanced Health Inc., a physician practice management company. Prior to 1995, Dr. Garling served as chief information officer of the Southern Group Operations of Prudential Healthcare Systems Inc.

     Rudy Mladenovic joined AdvancePCS in December 1999 and currently serves as our Senior Vice President, Pharma Relations. Prior to joining AdvancePCS, Mr. Mladenovic served as the executive director of Anthem BlueCross BlueShield Midwest, a four million member division of Anthem, Inc. Prior to joining Anthem BlueCross BlueShield Midwest, he was the vice president and executive director of Anthem Prescription Management, Inc., a wholly owned subsidiary of Anthem, Inc. From 1993 to 1995, he served as vice president, sales for Athena of North America, Inc., and Acordia Health Industry Services, Inc., each a wholly-owned subsidiary of Anthem, Inc.

     John H. Sattler, R.Ph. joined AdvancePCS in 1994 and currently serves as our Senior Vice President, Sales. Prior to joining AdvancePCS, Mr. Sattler served as vice president, sales and marketing for Health Care Pharmacy Providers, Inc. from September 1992 to November 1994. Prior to 1992, he served as manager of Third Party Marketing for American Drug Stores, Inc.

     Ramsey A. Frank has served as a director of AdvancePCS since October 2000. Mr. Frank is a senior managing director of Joseph Littlejohn & Levy, Inc., which he joined in 1999. From 1993 to 1999, Mr. Frank was a managing director of Donaldson, Lufkin & Jenrette, where he headed the restructuring group and was a senior member of the leveraged finance group. Mr. Frank also serves as a director of IASIS Healthcare Corporation.

     Stephen L. Green has served as a director of AdvancePCS since August 1993. Mr. Green currently serves as a general partner of Canaan Partners, a venture capital firm. Prior to joining Canaan Partners in November 1991, Mr. Green served as managing director in General Electric Capital's Corporate Finance Group for more than five years. Mr. Green currently serves on the board of directors of Suiza Foods Corporation.

     David R. Jessick has served as a director of AdvancePCS since October 2000. Mr. Jessick has been senior executive vice president and chief administrative officer of Rite Aid since December 5, 1999. From 1997 to July 1999, Mr. Jessick served as executive vice president of finance and investor relations of Fred Meyer, Inc. From 1979 to 1997, Mr. Jessick held several senior management positions at Thrifty PayLess

Holdings, Inc., a west coast-based drugstore chain which had annual sales of $5.0 billion before being acquired by Rite Aid in 1996. Mr. Jessick was executive vice president and chief financial officer of Thrifty PayLess Holdings, Inc. before Thrifty PayLess was acquired by Rite Aid.

     Paul S. Levy has served as a director of AdvancePCS since October 2000. Mr. Levy is a senior managing director of Joseph Littlejohn & Levy, Inc., which he founded in 1988. Mr. Levy serves as a director of several companies, including IASIS Healthcare Corporation, Motor Coach Industries International Inc., Hayes Lemmerz International Inc., Builders FirstSource, Inc., Fairfield Manufacturing Company, Inc. and New World Pasta Company.

     Robert G. Miller has served as a director of AdvancePCS since October 2000. Mr. Miller has been chairman and chief executive officer and a director of Rite Aid since December 5, 1999. Previously, Mr. Miller served as vice chairman and chief operating officer of The Kroger Company, a retail food company. Mr. Miller joined Kroger in May 1999. From 1991 until May 1999, he served as chief executive officer of Fred Meyer, Inc. Mr. Miller is a director of Pathmark Stores, Inc., Scottish Power plc and Harrah's Entertainment, Inc.

     Jean-Pierre Millon has served as a director of AdvancePCS since October 2000. Since October 2, 2000, Mr. Millon has served as a consultant to AdvancePCS. Mr. Millon joined PCS Health Systems Inc. in 1995, where he served as its president and chief executive officer from June 1996 to September 2000. Prior to joining PCS Health Systems, Mr. Millon served as an executive and held several leadership positions with Eli Lilly and Company, the former parent company of PCS Health Systems, Inc.

     Michael D. Ware has served as a director of AdvancePCS since July 1993. Mr. Ware is a co-founder of Advance Capital Markets, Inc., a private investment firm, and has served as its managing director since January 1989. Prior to founding Advance Capital Markets, Inc., Mr. Ware was the president of Reliance Energy Services, Inc.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of our Class A common stock as of February 15, 2001, and as adjusted to reflect the sale of the Class A common stock being offered hereby and assuming no exercise of the underwriters' over-allotment option, by:

     - each of our directors and executive officers;

     - all our directors and officers as a group;

     - each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our Class A common stock; and

     - the selling stockholder.

                                    BENEFICIAL OWNERSHIP                   BENEFICIAL OWNERSHIP
                                   PRIOR TO THE OFFERING    SHARES TO BE    AFTER THE OFFERING
                                   ----------------------   SOLD IN THE    --------------------
NAME                                 NUMBER      PERCENT      OFFERING       NUMBER     PERCENT
----                               -----------   --------   ------------   ----------   -------
Joseph Littlejohn & Levy Fund
  III, L.P. and certain JLL
  investors(1)...................   7,500,000      22.6%            --      7,500,000    19.4%
  450 Lexington Avenue, Suite
     3350
  New York, NY 10017
Rite Aid Corporation(2)..........   6,250,000      19.5%     5,434,783        815,217     2.5%
  30 Hunter Lane
  Camp Hill, PA 17011
FMR Corp.(3).....................   1,707,100       6.6%            --      1,707,100     5.5%
  82 Devonshire Street
  Boston, MA 02109
Credit Suisse Asset Management
  L.L.C.(4)......................   1,541,008       6.0%            --      1,541,008     4.9%
  466 Lexington Avenue
  New York, NY 10017
David D. Halbert(5)..............   1,417,837       5.4%            --      1,417,837     4.4%
  5215 N. O'Connor Boulevard,
  Suite 1600
  Irving, TX 75039
Jon S. Halbert(6)................     921,741       3.5%            --        921,741     2.9%
T. Danny Phillips(7).............     240,500         *             --        240,500       *
Joseph J. Filipek(8).............      37,000         *             --         37,000       *
David A. George(9)...............     103,000         *             --        103,000       *
Stephen L. Green(10).............      40,000         *             --         40,000       *
Michael D. Ware(11)..............      75,000         *             --         75,000       *
Jean-Pierre Millon...............       2,800         *             --          2,800       *
Paul S. Levy(12).................   7,500,000      22.6%            --      7,500,000    19.4%
Ramsey A. Frank(13)..............   7,500,000      22.6%            --      7,500,000    19.4%
Robert G. Miller(14).............   6,255,000      19.5%     5,434,783        820,217     2.5%
David R. Jessick(15).............   6,255,000      19.5%     5,434,783        820,217     2.5%
All directors and executive
  officers as a group (18
  persons)(16)...................  16,708,391      40.3%     5,434,783     11,273,608    27.2%

---------------

  *  Less than 1%.

 (1) Based upon information filed by Joseph Littlejohn & Levy Fund III, L.P., JLL Associates III, L.L.C., Paul S. Levy, David Y. Ying, Anthony Grillo, Ramsey A. Frank and Jeffrey C. Lightcap with the Securities and Exchange Commission on Schedule 13D on October 12, 2000.

     Consists of 7,500,000 shares of Class A common stock issuable upon conversion of 4,207,300 shares of Class B-1 common stock and 65,854 shares of Series A-1 preferred stock.

 (2) Based upon information filed by Rite Aid with the Securities and Exchange Commission on Schedule 13D on January 4, 2001. Beneficial ownership prior to the offering consists of 6,250,000 shares of Class A common stock issuable upon conversion of 6,250,000 shares of Class B-2 common stock, which will be issued immediately prior to the offering upon conversion of 125,000 shares of Series A-2 preferred stock. Beneficial ownership after the offering consists of 815,217 shares of Class A common stock issuable upon conversion of 815,217 shares of Class B-2 common stock. These shares do not include 780,000 shares of Class A common stock issuable upon exercise of warrants held by Rite Aid because the warrants are not exercisable prior to October 2, 2002.

 (3) Based upon information filed by FMR Corp. with the Securities and Exchange Commission on Schedule 13G on February 14, 2001.

 (4) Based upon information filed by Credit Suisse Asset Management, LLC with the Securities and Exchange Commission on Schedule 13G on February 8, 2001.

 (5) Includes 714,996 shares issuable pursuant to options exercisable within 60 days of February 15, 2001. Includes 39,184 shares held by Halbert & Associates, Inc. David D. Halbert may be deemed to beneficially own all of the shares held by Halbert & Associates, Inc. Also includes 63,792 shares held for the benefit of Mr. D. Halbert's minor children, as to which Mr. D. Halbert disclaims beneficial ownership.

 (6) Includes 722,750 shares issuable pursuant to options exercisable within 60 days of February 15, 2001. Includes 39,184 shares held by Halbert & Associates, Inc. Jon S. Halbert may be deemed to beneficially own all of the shares held by Halbert & Associates, Inc. Also includes 60,726 shares held for the benefit of Mr. J. Halbert's minor children, as to which Mr. J. Halbert disclaims beneficial ownership.

 (7) Includes 192,000 shares issuable pursuant to options exercisable within 60 days of February 15, 2001. Also includes 7,500 shares held for the benefit of Mr. Phillips' minor children.

 (8) Includes 37,000 shares issuable pursuant to options exercisable within 60 days of February 15, 2001.

 (9) Includes 100,000 shares issuable pursuant to options exercisable within 60 days of February 15, 2001.

(10) Includes 40,000 shares issuable pursuant to options exercisable within 60 days of February 15, 2001.

(11) Includes 40,000 shares issuable pursuant to options exercisable within 60 days of February 15, 2001.

(12) Mr. Levy may be deemed to share beneficial ownership of the shares owned of record by JLL by virtue of his status as a managing member of the general partner of JLL. Mr. Levy shares investment and voting power along with the other managing members with respect to securities owned by JLL, but disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(13) Mr. Frank may be deemed to share beneficial ownership of the shares owned of record by JLL by virtue of his status as a managing member of the general partner of JLL. Mr. Frank shares investment and voting power along with the other managing members with respect to securities owned by JLL, but disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(14) Consists of 2,800 shares of Class A common stock issuable upon conversion of 2,800 shares of Class B-1 common stock and 2,200 shares of Class A common stock issuable upon conversion of 44 shares of Series A-1 preferred stock. In addition, Mr. Miller, by virtue of being an executive officer of Rite Aid, may be deemed to share beneficial ownership prior to the offering of 6,250,000 shares of Class A common stock issuable upon conversion of 6,250,000 shares of Class B-2 common stock, which will be issued to Rite Aid immediately prior to this offering upon conversion of 125,000 shares of Series A-2 preferred stock. Likewise, Mr. Miller may be deemed to share beneficial ownership after the offering of 815,217 shares of Class A common stock issuable upon conversion of 815,217 shares of Class B-2 common stock owned of record by Rite Aid. These shares do not include 780,000 shares of Class A common stock issuable upon exercise of warrants held by Rite Aid because the warrants are not exercisable prior to October 2, 2002.

(15) Consists of 2,800 shares of Class A common stock issuable upon conversion of 2,800 shares of Class B-1 common stock and 2,200 shares of Class A common stock issuable upon conversion of 44 shares of Series A-1 preferred stock. In addition, Mr. Jessick, by virtue of being an executive officer of Rite Aid, may be deemed to share beneficial ownership prior to the offering of 6,250,000 shares of Class A common stock issuable upon conversion of 6,250,000 shares of Class B-2 common stock, which will be issued to Rite Aid immediately prior to this offering upon conversion of 125,000 shares of Series A-2 preferred stock. Likewise, Mr. Jessick may be deemed to share beneficial ownership after the offering of 815,217 shares of Class A common stock issuable upon conversion of 815,217 shares of Class B-2 common stock owned of record by Rite Aid. These shares do not include 780,000 shares of Class A common stock issuable upon exercise of warrants held by Rite Aid because the warrants are not exercisable prior to October 2, 2002.

(16) Includes 13,921,532 shares beneficially held by entities affiliated with certain directors and officers and includes 1,976,913 shares subject to stock options held by officers and directors exercisable within 60 days of February 15, 2001.

                              CERTAIN TRANSACTIONS

AGREEMENTS IN CONNECTION WITH OUR ACQUISITION OF PCS

     Consulting Agreement. In connection with our acquisition of PCS and in consideration for the commitment of Jean-Pierre Millon to assist us during the transitional period, we entered into a consulting agreement with Mr. Millon effective October 2, 2000. The consulting agreement is for a six-month term and entitles Mr. Millon to compensation in the amount of $490,000 in addition to benefits received by our other non-employee directors. In addition, we paid Mr. Millon an amount of $7,155,894 in order to fulfill the requirements under his former employment agreement with PCS. Mr. Millon and his family are entitled to benefits under our employee benefit plans through January 22, 2002. The consulting agreement contains non-competition provisions effective for the term of the consulting agreement and for a period of one year thereafter.

     Retention Payments. In connection with our acquisition of PCS we also paid a retention and change in control payment of $1,488,094 to Tom J. Garrity, our executive vice president, financial operations, a retention payment of $1,280,034 to Jeffrey G. Sanders, our senior vice president, strategic initiatives, and a retention payment of $256,007 to Ken Zadoorian, our senior vice president, chief human resources, under their employment agreements with PCS.

     Stockholders' Agreement. On October 2, 2000, we entered into a Stockholders' Agreement with Rite Aid and JLL, which, among other things, contains certain registration rights, "standstill" provisions and agreements relating to our corporate governance. Under this agreement, Rite Aid and JLL have piggyback registration rights with respect to the Class A common stock issuable upon conversion of the Class B-1 and Class B-2 common stock they own. In addition to piggyback rights, each of the holders of the Class B-1 and Class B-2 common stock have two demand registration rights that may only be used after April 2, 2001. However, both Rite Aid and JLL have signed lock-up agreements in connection with this offering that prohibit them from selling, or otherwise disposing of, any of their shares of Class A common stock for a period of at least 90 days after the date of this prospectus without the prior written approval of Merrill Lynch. JLL has waived its piggyback rights to participate in this offering.

     Registration Rights Agreement. On October 2, 2000, we entered into a registration rights agreement with Rite Aid in connection with the senior subordinated notes and warrants issued to Rite Aid. The registration rights agreement provides for piggyback rights and requires us to use our reasonable best efforts to file a shelf registration statement. Pursuant to this agreement, we have filed a registration statement registering the resale of the senior subordinated notes, warrants and shares of Class A common stock issuable upon exercise of the warrants.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. Our common stock consists of 86,250,000 shares of Class A common stock, 7,500,000 shares of Class B-1 common stock and 6,250,000 shares of Class B-2 common stock. Our preferred stock consists of 65,854 shares of Series A-1 convertible preferred stock and 125,000 shares of Series A-2 convertible preferred stock. The following table sets forth the following:

     - shares of Class A common stock outstanding as of December 31, 2000;

     - shares of Class A common stock outstanding as of December 31, 2000 as adjusted to give effect to this offering; and

     - shares of Class A common stock outstanding as of December 31, 2000 as further adjusted to reflect the underwriters' exercise of their over-allotment option in full.

                                                                  AS OF DECEMBER 31, 2000
                                                          ---------------------------------------
                                                                                       AS FURTHER
                                                            ACTUAL      AS ADJUSTED     ADJUSTED
                                                          ----------    -----------    ----------
Class A common stock outstanding........................  25,705,723    31,140,506     31,955,623
Class A common stock issuable upon conversion of JLL's
  Series A-1 preferred stock(1).........................   3,292,700     3,292,700      3,292,700
Class A common stock issuable upon conversion of JLL's
  Class B-1 common stock................................   4,207,300     4,207,300      4,207,300
Class A common stock issuable upon conversion of Rite
  Aid's Series A-2 preferred stock......................   6,250,000(2)    815,217(3)         100(4)
Class A common stock issuable upon >conversion of
  outstanding stock options(5)..........................   8,233,878     8,233,878      8,233,878
Class A common stock issuable upon conversion of
  outstanding stock warrants(6).........................   1,076,610     1,076,610      1,076,610
                                                          ----------    ----------     ----------
                                                          48,766,211    48,766,211     48,766,211
                                                          ==========    ==========     ==========

---------------

(1) JLL owns 65,854 shares of Series A-1 preferred stock, which are convertible into 3,292,700 shares of Class B-1 common stock, which are convertible into 3,292,700 shares of Class A common stock.

(2) Rite Aid owns 125,000 shares of Series A-2 preferred stock, which are convertible into 6,250,000 shares of Class B-2 common stock, which are convertible into 6,250,000 shares of Class A common stock.

(3) On an as adjusted basis, Rite Aid will own 815,217 shares of Class B-2 common stock, which are convertible into 815,217 shares of Class A common stock.

(4) On an as adjusted basis to reflect the underwriters' exercise of their overallotment in full, Rite Aid will own 100 shares of Class B-2 common stock, which are convertible into 100 shares of Class A common stock.

(5) These options have a weighted average exercise price of $17.18 per share, of which 2,578,850 are fully vested at a weighted average exercise price of $7.50 per share. These numbers do not include 527,966 shares of Class A common stock issuable upon conversion of stock options reserved for issuance.

(6) These warrants have a weighted average exercise price of $20.40 per share.

COMMON STOCK

     The following discussion summarizes the important terms of our common stock.

     VOTING RIGHTS

     General. Except as described below or as required by law, each outstanding share of our common stock entitles the holder to one vote on all matters requiring stockholder action as follows:

     - each outstanding share of Class A common stock entitles the holder to one vote on each matter submitted to our stockholders for their vote; and

     - each share of Class B-1 and Class B-2 common stock entitles the holder thereof to vote as a single class with the Class A common stock on an "as-if-converted" basis.

Notwithstanding the foregoing, unless otherwise required by law:

     - except as set forth below under the headings "-- Matters Subject to Approval of Holders of Class B Common Stock" and "-- Mergers, Consolidations and Changes of Control" with respect to holders of Class B common stock, holders of common stock are not entitled to vote on any amendment to our certificate (or on any amendment to a certificate of designations of any series of preferred stock) that only alters or changes the powers, preferences, rights or other terms of one or more outstanding series or class of preferred stock if the holders of the series or class of preferred stock being affected are entitled to vote or consent, either separately or together with the holders of one or more other series or classes of preferred stock, on such amendment pursuant to our certificate or a certificate of designations of any series of preferred stock or the Delaware General Corporation Law;

     - holders of Class A common stock are not entitled to vote on any matter submitted to a vote of the holders of Class B-1 and Class B-2 common stock relating to matters described below under the headings "-- Matters Subject to Approval of Holders of Class B Common Stock" and "-- Mergers, Consolidations and Changes of Control";

     - holders of Class A, Class B-1 and Class B-2 common stock are entitled to vote for directors only as set forth in this section; and

     - holders of common stock, as such, are not entitled to vote on or consent to any matter submitted to a vote of any series of preferred stock in which the holders of the series of preferred stock, either separately or together with any other series of preferred stock, are entitled to vote pursuant to our certificate or a certificate of designations of a series of preferred stock, unless otherwise provided in such certificate of designations.

     Matters Subject to Approval of Holders of Class B Common Stock. In addition to any other voting rights provided in our certificate or required by law, the affirmative vote of the holders of at least two-thirds of the then outstanding shares of Class B-1 and Class B-2 common stock, voting or consenting, together as a separate class is required for us to:

     - amend or repeal any provision of, or add any provision to, our certificate or bylaws that adversely affects the powers, rights or preferences, including the conversion rights or voting rights, of the shares of Class B-1 or Class B-2 common stock;

     - amend or repeal any provision of, or add any provision to, the Series A-1 or Series A-2 certificates of designations;

     - authorize the issuance of or issue any additional shares of Class B-1 or Class B-2 common stock, other than upon the conversion of our Series A-1 preferred stock and Series A-2 preferred stock, or pursuant to certain provisions set forth in our certificate;

     - incur, or permit any of our subsidiaries to incur, any indebtedness, other than any indebtedness under the senior credit facility or the senior subordinated notes, that would result in us having an interest coverage ratio of less than 1.50:1.00, provided that such incurrence does not constitute a violation of this clause unless the indebtedness incurred remains outstanding for at least 30 consecutive days following the initial incurrence;

     - voluntarily file for our bankruptcy, liquidation, dissolution or winding up;

     - increase the number of directors to more than eleven, unless pursuant to our certificate:

        -- the holders of Class B-1 common stock are entitled to elect an additional Class B-1 director;

        -- the holders of Class B-2 common stock are entitled to elect an additional Class B-2 director;

        -- the holders of Series A-2 preferred stock are entitled to elect an additional Class B-2 director pursuant to the Series A-2 certificate of designations, in which case the number of directors may be increased by the number of such additional directors as provided in our certificate; or

        -- such increase is otherwise permitted in our certificate;

     - have less than three employees or officers of us or our subsidiaries serve as directors (and in the event of any vacancy resulting from the death, disability, resignation, disqualification or removal of such a director, not have another employee or officer promptly elected or appointed as a director to fill such vacancy) as provided in our certificate;

     - modify or repeal any of the provisions of our bylaws:

        -- requiring that our board of directors meet no less frequently than once in every calendar quarter;

        -- requiring that each committee of the board of directors (including any audit or compensation committee, but excluding any nominating committees for the nomination of directors) have, as members, a proportional number of Class B-1 directors and Class B-2 directors, as a group in relation to the total number of directors, unless (1) such representation is prohibited by applicable law or rules of the Nasdaq National Market or such other national securities exchange upon which our securities may be listed for trading from time to time, in which case such committees will have, as members, the maximum number of Class B-1 directors and Class B-2 directors permitted by applicable law and rules of the Nasdaq National Market or such other national securities exchange, or (2) the Class B-1 directors and Class B-2 directors elect not to serve on any such committee; or

        -- relating to the number, election, powers or rights of Class B-1 directors, Class B-2 directors or directors who are not Class B-1 or Class B-2 directors;

     - enter into any agreement with any of our affiliates, other than our subsidiaries, involving amounts in excess of $5 million.

     Mergers, Consolidations and Changes of Control. Provided the number of outstanding shares of Class B-1 and Class B-2 common stock plus the number of shares of Class B-1 and Class B-2 common stock issuable upon conversion of the Series A preferred stock is equal to or greater than 25% of the total number of shares of Class B-1 and Class B-2 common stock that would have been issuable October 2, 2000 if the Series A-1, Series A-2 and Series B preferred stock were convertible on that date, and equal to or greater than 5% of the total issued and outstanding shares of common stock (on a fully diluted basis), in addition to any other voting rights provided in our certificate or required by law, the affirmative vote of the holders of at least two-thirds of the then outstanding shares of Class B-1 and Class B-2 common stock voting or consenting, together as a separate class, is required for us to undertake, effect or consummate any transaction or series of transactions:

     - involving our consolidation with or merger into another corporation, if we are not the surviving corporation, or if in connection with the consolidation or merger, our common stock is exchanged for stock or securities of some other person or if we transfer or sell all or substantially all of our assets;

     - involving our merger or consolidation with or into any Person, other than a merger or consolidation which would result in our voting stock outstanding immediately prior to such merger or consolidation continuing to represent more than 50% of the combined voting power of our voting stock or the surviving entity or parent thereof outstanding immediately after such merger or consolidation; or

     - through which we cause a change of control to be effected.

     Nomination and Election of Directors. The right of the holders of the Class A common stock to elect members of our board of directors depends on the class of directors being elected.

     - Class A directors: Our nominees for Class A directors standing for election at an annual meeting of stockholders will be nominated by a majority of the Class A and Class C directors then in office. The Class A directors will then be elected by plurality vote of the holders of Class A common stock;

     - Class B-1 directors: Holders of Class A common stock have no right to participate in the election of the Class B-1 directors;

     - Class B-2 directors: Holders of Class A common stock have no right to participate in the election of the Class B-2 directors;

     - Class C directors: Our nominees for Class C directors standing for election at an annual meeting of stockholders will be nominated by a majority of the Class A and Class C directors then in office. The Class C directors will then be elected by plurality vote of the holders of Class A common stock; and

     - Class D director: Our nominee for Class D director standing for election at an annual meeting of stockholders will be nominated by a majority of the Class A directors then in office and approved by all the Class B directors then in office, such approval not to be unreasonably withheld. The Class D director will then be elected by plurality vote of the holders of Class A, Class B-1 and Class B-2 common stock, voting together as a single class.

     DIVIDENDS AND DISTRIBUTIONS

     Subject to the rights of holders of preferred stock, holders of Class A common stock will be entitled to receive dividends and other distributions in cash, stock or property as determined by our board of directors from time to time. The holders of Class A, Class B-1 and Class B-2 common stock are entitled to receive, and generally to share equally and ratably, such dividends. However, if dividends are payable in shares of Class A common stock, Class B-1 common stock or Class B-2 common stock, the dividends will be declared at the same rate on each class of stock, and the dividends payable to holders of Class A common stock will be paid in Class A common stock, the dividends payable to holders of Class B-1 common stock will be paid in Class B-1 common stock and the dividends payable to holders of Class B-2 common stock will be paid in Class B-2 common stock.

     LIQUIDATION RIGHTS

     Upon our voluntary or involuntary liquidation, dissolution or winding up, after payment or provision for payment of all our debts and other liabilities and distribution in full of preferential amounts, if any, to be distributed to the holders of preferred stock or any other class or series of stock having a preference as to liquidating distributions over the common stock, the holders of Class A, Class B-1 and Class B-2 common stock will be entitled to share equally, on a share for share basis, in our remaining net assets.

     OTHER

     Our Class A common stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of Class A common stock are fully paid and nonassessable.

PREFERRED STOCK

     The following discussion summarizes the important terms of our Series A-1 preferred stock. No shares of Series A-2 preferred stock will be outstanding after this offering.

     VOTING RIGHTS

     The Series A-1 preferred stock does not have any voting rights, except as provided by law and except that so long as the number of outstanding shares of Series A-1 preferred stock equals 10% or more of the Series A-1 preferred stock issued on October 2, 2000, the approval of a majority of the holders of Series A-1 preferred stock, voting as a separate class, will be required before we can take certain actions, including:

     - amending or repealing certain provisions of our certificate of incorporation or bylaws;

     - creating or issuing any class of senior stock or parity stock;

     - reclassifying any shares of junior stock into shares of senior stock or parity stock;

     - repurchasing or redeeming our capital stock;

     - incurring certain indebtedness;

     - voluntarily filing for bankruptcy;

     - increasing the number of directors to more than 11, except in certain circumstances;

     - having fewer than three of our officers or employees serve as directors; and

     - entering into agreements with affiliates involving over $5 million.

     In addition, so long as the number of outstanding shares of Series A-1 preferred stock is equal to or greater than 25% of the Series A-1 preferred stock issued on October 2, 2000, we may not, without the approval of at least a majority of the outstanding shares of Series A-1 preferred stock voting separately as a single class, undertake any transaction whereby we:

     - consolidate or merge into another entity;

     - permit another entity to consolidate or merge into us whereby our common stock is changed or our voting stock represents less than 50% of our voting power after the transaction;

     - transfer all or substantially all of our assets to another entity other than a wholly-owned subsidiary; or

     - cause a change of control to be effected.

     CONVERSION

     Holders of Series A-1 preferred stock may at any time convert Series A-1 preferred stock into Class B-1 common stock. If any shares of Series A-1 preferred stock are converted, all shares will be automatically converted. Each share of Series A-1 preferred stock may be converted into that number of

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

shares of Class B-1 common stock determined by dividing $1,000 by the conversion price then in effect (which is initially $20.00 and is subject to certain adjustments).

     DIVIDENDS

     Any dividend or distribution on shares of common stock will be payable on the Series A-1 preferred stock on an "as-if-converted" basis at the time of such dividend or distribution.

     RANK

     The Series A-1 preferred stock will rank senior in right of payment to all classes of common stock and junior in right of payment to all of our other equity securities for purposes of dividends and distributions and upon our liquidation, dissolution or winding up.

     LIQUIDATION RIGHTS

     In the event of our liquidation, dissolution or winding up, the holders of Series A-1 preferred stock will be entitled to receive the greater of (a) $1,000 per share of Series A-1 preferred stock, plus all accrued, unpaid dividends and
(b) the securities and property that would be received upon such liquidation, dissolution or winding up by the holders of the number of shares of common stock issuable upon the conversion of all of the Series A-1 preferred stock. A consolidation, merger, recapitalization or sale of all or substantially all of our assets will be deemed a liquidation, dissolution or winding up at the election of the holders of a majority of the shares of Series A-1 preferred stock, voting separately as a single class.

     PREEMPTIVE RIGHTS

     The holders of Series A-1 preferred stock will only be offered the right to participate in future issuances of equity securities for cash to enable them to maintain their then current fully diluted percentage ownership of our company.

     TRANSFERS

     Shares of Series A-1 preferred stock may be transferred only to certain permitted transferees as set forth in our certificate of incorporation.

     REDEMPTION

     We do not have any redemption obligation with respect to the Series A-1 preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE, BYLAWS AND DELAWARE LAW

     SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

     In addition, various provisions of our certificate and bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy fight or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     CLASSIFICATION OF THE BOARD OF DIRECTORS

     Our certificate provides that our directors are divided into five classes serving three year terms. However, our certificate also provides that any director or the entire board of directors may be removed without cause by the holders of at least a majority of the votes represented by the shares entitled to vote in the election of such director.

     AUTHORIZED BUT UNISSUED SHARES

     Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations as may be imposed by the securities exchange or quotation system on which the shares are listed. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     DIRECTOR QUALIFICATIONS

     Our certificate and bylaws establish certain qualifications for our Class A and Class C directors. Our Class A directors must be officers or employees of us or our subsidiaries, and our Class C directors must be "independent" within the meaning of the rules of the Nasdaq National Market. Any nominees by a stockholder seeking to replace incumbent Class A or Class C directors would be required to meet these qualifications.

     LIMITATION ON SIZE OF BOARD

     Our certificate generally limits the size of our board of directors to 11. This limitation could prevent a stockholder from obtaining majority representation on our board by enlarging the board and filling the new directorships with its own nominees.

     TERMS OF PREFERRED STOCK AND CLASS B COMMON STOCK

     The terms of our outstanding Series A-1 and Series A-2 preferred stock and our Class B common stock may have anti-takeover effects. For example, under our second amended and restated certificate of incorporation JLL and Rite Aid have the right to designate four of our 11 directors. In addition, we cannot take certain actions such as a merger, consolidation or other business combination or any sale of all or substantially all of our assets or other transaction through which we cause a change in control to be effected without the approval or consent of the holders of the Series A-1 preferred stock and Class B common stock.

                                  UNDERWRITING

     The selling stockholder intends to offer the shares in the U.S. and Canada through the U.S. underwriters and elsewhere through the international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., CIBC World Markets Corp. and The Robinson-Humphrey Company, LLC are acting as U.S. representatives of the U.S. underwriters named below. Subject to the terms and conditions described in a U.S. purchase agreement among us, the selling stockholder and the U.S. underwriters, and concurrently with the sale of 1,086,957 shares to the international managers, the selling stockholder has agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase from the selling stockholder, the number of shares listed opposite their names below.

                                                               NUMBER OF
U.S. UNDERWRITERS                                                SHARES
------------------------------------------------------------   ----------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................      936,958
Banc of America Securities LLC..............................      936,958
Credit Suisse First Boston Corporation......................      749,565
J.P. Morgan Securities Inc. ................................      562,173
CIBC World Markets Corp. ...................................      281,086
The Robinson-Humphrey Company, LLC..........................      281,086
A.G. Edwards & Sons, Inc. ..................................      100,000
Leerink Swann & Company.....................................      100,000
Raymond James & Associates, Inc. ...........................      100,000
Southwest Securities, Inc. .................................      100,000
Thomas Weisel Partners LLC..................................      100,000
U.S. Bancorp Piper Jaffray Inc. ............................      100,000
                                                               ----------
             Total..........................................    4,347,826
                                                               ==========

     We and the selling stockholder have also entered into an international purchase agreement with the international managers for sale of the shares outside the U.S. and Canada for whom Merrill Lynch International, Bank of America International Limited, Credit Suisse First Boston (Europe) Limited, J.P. Morgan Securities Ltd., CIBC World Markets plc and The Robinson-Humphrey Company, LLC are acting as lead managers. Subject to the terms and conditions in the international purchase agreement, and concurrently with the sale of 4,347,826 shares to the U.S. underwriters pursuant to the U.S. purchase agreement, the selling stockholder has agreed to sell to the international managers, and the international managers severally have agreed to purchase 1,086,957 shares from the selling stockholder. The initial public offering price per share and the total underwriting discount per share are identical under the U.S. purchase agreement and the international purchase agreement.

     The U.S. underwriters and the international managers have agreed to purchase all of the shares sold under the U.S. and international purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the U.S. underwriters and the international managers are conditioned on one another.

     We and the selling stockholder have agreed to indemnify the U.S. underwriters and the international managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the U.S. underwriters and international managers may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The U.S. representatives have advised us and the selling stockholder that the U.S. underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $1.14 per share. The U.S. underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholder. The information assumes either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.

                                                 PER SHARE   WITHOUT OPTION   WITH OPTION
                                                 ---------   --------------   ------------
Public offering price..........................   $47.375     $257,472,845    $296,089,013
Underwriting discount..........................     $1.90      $10,326,088     $11,874,810
Proceeds, before expenses, to the selling
  stockholder..................................   $45.475     $247,146,757    $284,214,203

     The expenses of the offering, not including the underwriting discount, are estimated at $0.7 million and are payable by us.

OVER-ALLOTMENT OPTION

     The selling stockholder has granted an option to the U.S. underwriters to purchase up to 652,094 additional shares at the public offering price less the underwriting discount. The U.S. underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the U.S. underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that U.S. underwriter's initial amount reflected in the above table.

     The selling stockholder has also granted an option to the international managers, exercisable for 30 days from the date of this prospectus, to purchase up to 163,023 additional shares to cover any over-allotments on terms similar to those granted to the U.S. underwriters.

INTERSYNDICATE AGREEMENT

     The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the U.S. underwriters and the international managers may sell shares to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. persons or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement.

NO SALES OF SIMILAR SECURITIES

     We, the selling stockholder, our executive officers and directors and JLL have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we, the selling stockholder and these other individuals or entities have agreed not to directly or indirectly

     - offer, pledge, sell or contract to sell any common stock,

     - sell any option or contract to purchase any common stock,

     - purchase any option or contract to sell any common stock,

     - grant any option, right or warrant for the sale of any common stock,

     - lend or otherwise dispose of or transfer any common stock,

     - request or demand that we file a registration statement related to the common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

QUOTATION ON THE NASDAQ NATIONAL MARKET

     The shares are quoted on the Nasdaq National Market under the symbol
"ADVP."

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the common stock is completed, the SEC rules may limit the underwriters from bidding for or purchasing our common stock. However, the U.S. representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases that peg, fix or maintain that price.

     The underwriters may purchase and sell the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

PASSIVE MARKET MAKING

     In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the Class A common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of Class A common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

     In September 2000, Merrill Lynch, Pierce, Fenner & Smith Incorporated served as book-runner, syndication agent and lead arranger for our senior secured debt facilities. Banc of America Securities LLC served as joint book-runner and joint lead arranger and Bank of America, N.A., an affiliate of Banc of America Securities LLC, served as administrative and collateral agent for our senior secured debt facilities. Merrill Lynch Capital Corporation, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A., Credit Suisse First Boston Corporation and CIBC World Markets Corp. are lenders under the senior secured credit facilities. In addition, as of February 15, 2001 Credit Suisse Asset Management, an affiliate of Credit Suisse First Boston Corporation, owned 1,541,008 shares of our Class A common stock, or 6.0%.

     Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site relating to this offering is not a part of this prospectus.

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

     UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal tax consequences of the ownership and disposition of a share of our Class A common stock by a beneficial owner of such shares that is not a U.S. person (a "non-U.S. holder"). For purposes of this discussion, a "U.S. person" means a citizen or resident alien individual of the United States, a corporation of partnership created or organized in the United States or under the law of the United States or of any State or political subdivision of the foregoing, any estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or a "United States Trust." A United States Trust is any trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust. This discussion does not deal with all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, and does not address state, local or non-U.S. tax considerations. It also does not address tax consequences to financial institutions, partnerships or owners of 5% or more of our Class A common stock. Furthermore, the following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect. Each prospective investor is urged to consult its own tax adviser with respect to the U.S. federal, state and local consequences of owning and disposing of a share of common stock, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

DIVIDENDS

     Dividends paid to a non-U.S. holder are subject to U.S. federal withholding tax at a 30% rate, or if applicable, a lower treaty rate, unless the dividend is effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder (and, if a tax treaty applies, is attributable to a United States permanent establishment maintained by such non-U.S. holder). To receive a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a duly completed U.S. Internal Revenue Service Form W-8BEN (or substitute form) certifying to its qualification for such rate. A dividend that is effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. holder) will be exempt from the withholding tax described above; provided that the non-U.S. holder furnishes to us or our paying agent a duly completed U.S. Internal Revenue Service Form W-8ECI (or substitute form) certifying the exemption. However, a dividend exempt from U.S. withholding because it is effectively connected (and, if certain treaties apply, is attributable to a U.S. permanent establishment of the non-U.S. holder) will be subject instead (i) to the U.S. federal income tax on net income that applies to U.S. persons and (ii) with respect to corporate holders under certain circumstances, a 30% (or, if applicable, lower treaty rate) branch profits tax that in general is imposed on its "effectively connected earnings and profits" (within the meaning of the Internal Revenue Code) for the taxable year, as adjusted for certain items.

GAIN ON DISPOSITION

     Under current law, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized on a sale or other disposition of a share of common stock unless: (i) we are or have been during shorter of the five-year period ending on the date of disposition or the period the non-U.S. holder held the stock a "United States real property holding corporation" for U.S. federal income tax purposes and certain other requirements (described below) are met: (ii) the gain is effectively connected with the conduct of a trade or business within the United States of the non-U.S. holder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by the non-U.S. holder); (iii) the gain is not described in clause (ii) above, the non-U.S. holder is an individual who holds the share as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for U.S. federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual; or (iv) the non-U.S. holder is subject to tax pursuant to the Internal Revenue Code provisions applicable to certain U.S. expatriates.

     In respect of clause (i) above, we do not believe that we have been or are, and we do not anticipate becoming, a United States real property holding corporation. Even if we were to become a U.S. real property holding a corporation, any gain recognized by a non-U.S. holder still would not be subject to U.S. federal income tax if the shares were considered to be "regularly traded on an established securities market" and the non-U.S. holder did not own, actually or constructively, at any time during the shorter of the periods described above, more than 5% of a class of common stock.

     In the case of a non-U.S. holder that is described under clause (ii) above, its gain will be subject to the U.S. federal income tax on net income that applies to U.S. persons and, in addition, if such non-U.S. holder is a foreign corporation, it may be subject to the branch profits tax as described in the second preceding paragraph. An individual non-U.S. holder that is described under clause (iii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). Thus, individual non-U.S. holders who have spent 183 days or more in the United States in the taxable year in which they contemplate a sale of the common stock are urged to consult their own tax advisers as to the tax consequences of such sale.

ESTATE TAX

     Common stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the date of death, or common stock subject to certain lifetime transfers made by such individual, will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Except as provided below, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to and the tax withheld with respect to such holder. These information reporting requirements apply regardless of whether withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides. In general, backup withholding at a rate of 31%, rather than at a 30% rate or a reduced rate under an income tax treaty (as described above), and additional information reporting will apply to dividends paid on shares of common stock to holders that are not "exempt recipients" and that fail to provide in the manner required certain identifying information (such as the holder's name, address and taxpayer identification number). Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients.

     If a non-U.S. holder sells shares of common stock through a U.S. office of a U.S. or foreign broker, the broker is required to file an information return and is required to withhold 31% of the sale proceeds unless the non-U.S. holder is an exempt recipient or has provided the broker with the information and statements, under penalties of perjury, necessary to establish an exemption from backup withholding. If payment of the proceeds of the sale of a share by a non-U.S. holder is made to or through the foreign office of a broker, that broker will not be required to backup withhold or, except as provided in the next sentence, to file information returns. In the case of proceeds from a sale of a share by a non-U.S. holder paid to or through the foreign office of a U.S. broker or a foreign office of a foreign broker that is (i) a controlled foreign corporation for U.S. tax purposes, (ii) a person 50% or more of whose gross income for the three-year period ending with the close of the taxable year preceding the year of payment (or for the part of that period that the broker has been in existence) is effectively connected with the conduct of a trade or business within the United States or (iii) a foreign partnership with certain U.S. connections (a "Foreign U.S. Connected Broker"), information reporting is required unless the broker has documentary evidence in its files that the payee is not a U.S. person and certain other conditions are met, or the payee otherwise establishes an exemption. Certification on IRS Form W-8 BEN or other certification in the case of common stock held in an offshore account will be required if (i) the sale occurs within the United States or (ii) if the sale is made through a Foreign U.S. Connected Broker.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder's federal income tax liability, provided that the required information is furnished to the IRS.

                                 LEGAL MATTERS

     Akin, Gump, Strauss, Hauer & Feld, L.L.P. is passing on the validity of the securities to be offered by this prospectus. Shearman & Sterling, Menlo Park, California will pass on certain legal matters for the underwriters.

                                    EXPERTS

     The financial statements and schedules (included or incorporated by reference) of AdvancePCS in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The combined financial statements and schedules of First Florida International Holdings, Inc., Phoenix Communications International, Inc., Innovative Pharmaceutical Strategies, Inc., HMN Health Services, Inc. and Mature Rx Plus of Nevada, Inc., collectively known as FFI Health Services, incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of PCS and subsidiaries included in our Form 8-K/A dated October 26, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Such financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     Government filings. We file proxy statements and annual, quarterly and special reports with the Securities and Exchange Commission. You may read and copy any document that we file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. The Securities and Exchange Commission's Washington, D.C. public reference room is located at 450 Fifth Street N.W., Washington, D.C. 20549. You may also call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to you free of charge at the Securities and Exchange Commission's web site at www.sec.gov or our web site at www.AdvancePCSrx.com.

     Stock market. Our Class A common stock is quoted on the Nasdaq National Market under the symbol "ADVP." Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     Information incorporated by reference. We filed a registration statement on Form S-3 to register with the Securities and Exchange Commission the securities to be offered hereby. As allowed by the rules of the Securities and Exchange Commission, this prospectus does not contain all of the information you can find in a registration statement or the exhibits to the registration statement. The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede previously filed information, including information contained in this document.

     We are incorporating by reference the documents listed below, and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the prospectus until this offering has been completed:

     - our Current Report on Form 8-K as filed with the Securities and Exchange Commission on February 28, 2001;

     - our Current Report on Form 8-K as filed with the Securities and Exchange Commission on February 23, 2001;

     - our Current Report on Form 8-K as filed with the Securities and Exchange Commission on February 16, 2001;

     - our Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 as filed with the Securities and Exchange Commission on February 14, 2001;

     - our Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 14, 2000 and as amended February 16, 2001;

     - our Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 11, 2000;

     - our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 as filed with the Securities and Exchange Commission on November 14, 2000;

     - our Definitive Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on November 6, 2000;

     - our Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 16, 2000 and as amended on October 26, 2000, December 15, 2000 and February 16, 2001;

     - our Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 19, 2000 and as amended on September 18, 2000 and October 26, 2000;

     - our Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 31, 2000;

     - our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 as filed with the Securities and Exchange Commission on August 14, 2000;

     - our Annual Report on Form 10-K for the fiscal year ended March 31, 2000 as filed with the Securities and Exchange Commission on June 29, 2000 and as amended on July 28, 2000; and

     - the description of our Class A common stock, which is contained in our Registration Statement on Form 8-A/A as filed with the Securities and Exchange Commission on December 14, 2000.

     You may request free copies of these filings by writing or telephoning us at the following address:

        AdvancePCS
        Attn.: Legal Department
        5215 North O'Connor Boulevard
        Suite 1600
        Irving, Texas 75039
        (469) 420-6000

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                          ADVANCEPCS AND SUBSIDIARIES

Condensed Consolidated Balance Sheets as of March 31, 2000
  and December 31, 2000 (Unaudited).........................   F-2
Condensed Consolidated Statements of Operations for the
  three and nine months ended December 31, 1999 and 2000
  (Unaudited)...............................................   F-3
Condensed Consolidated Statements of Cash Flows for the nine
  months ended December 31, 1999 and 2000 (Unaudited).......   F-4
Notes to Condensed Consolidated Financial Statements
  (Unaudited)...............................................   F-5

Report of Independent Public Accountants....................  F-10
Consolidated Balance Sheets as of March 31, 1999 and 2000...  F-11
Consolidated Statements of Operations for the years ended
  March 31, 1998, 1999 and 2000.............................  F-12
Consolidated Statements of Stockholders' Equity for the
  years ended March 31, 1998, 1999 and 2000.................  F-13
Consolidated Statements of Cash Flows for the years ended
  March 31, 1998, 1999 and 2000.............................  F-14
Notes to Consolidated Financial Statements..................  F-15

Unaudited Pro Forma Condensed Consolidated Financial
  Information...............................................  F-29

             PCS HOLDING CORPORATION AND SUBSIDIARIES

Report of Independent Auditors..............................  F-34
Consolidated Balance Sheets as of February 27, 1999 and
  February 26, 2000.........................................  F-35
Consolidated Statements of Operations for the thirty-six
  days ended February 27, 1999 and the year ended February
  26, 2000..................................................  F-36
Consolidated Statements of Shareholder's Equity for the
  thirty-six days ended February 27, 1999 and the year ended
  February 26, 2000.........................................  F-37
Consolidated Statements of Cash Flows for the thirty-six
  days ended February 27, 1999 and the year ended February
  26, 2000..................................................  F-38
Notes to Consolidated Financial Statements..................  F-39

Report of Independent Auditors..............................  F-49
Consolidated Balance Sheets as of December 31, 1997 and
  1998......................................................  F-50
Consolidated Statements of Operations for the years ended
  December 31, 1996, 1997 and 1998..........................  F-51
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1996, 1997 and 1998..............  F-52
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998..........................  F-53
Notes to Consolidated Financial Statements..................  F-54

                          ADVANCEPCS AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                               MARCH 31,      DECEMBER 31,
                                                                  2000            2000
                                                              ------------   --------------
                                          ASSETS

Current Assets:
  Cash and cash equivalents.................................  $ 55,243,000   $  141,350,000
  Accounts receivable, net of allowance for doubtful
     accounts of $1,248,000 and $12,564,000, respectively...   200,288,000    1,023,963,000
  Inventories...............................................     5,965,000       29,980,000
  Prepaid expenses and other................................     3,241,000        7,919,000
                                                              ------------   --------------
          Total current assets..............................   264,737,000    1,203,212,000
Property and Equipment, net of accumulated depreciation and
  amortization of $14,311,000 and $18,275,000,
  respectively..............................................    33,107,000       92,714,000
Intangible Assets, net of accumulated amortization of
  $6,078,000 and $23,499,000, respectively..................   101,154,000    1,824,395,000
Other Assets................................................     7,740,000       22,274,000
                                                              ------------   --------------
          Total assets......................................  $406,738,000   $3,142,595,000
                                                              ============   ==============

                           LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Current portion of long-term debt.........................  $         --   $   11,438,000
  Accounts payable..........................................   242,440,000    1,381,670,000
  Accrued salaries and benefits.............................     5,386,000       25,069,000
  Other accrued expenses....................................     4,803,000      130,327,000
                                                              ------------   --------------
          Total current liabilities.........................   252,629,000    1,548,504,000
Noncurrent Liabilities:
  Long-term debt............................................    50,000,000      798,562,000
  Deferred income taxes.....................................     3,904,000      380,195,000
  Other noncurrent liabilities..............................     2,161,000       21,428,000
                                                              ------------   --------------
          Total liabilities.................................   308,694,000    2,748,689,000
                                                              ------------   --------------
Commitments and Contingencies Stockholders' Equity:
  Preferred stock, $.01 par value; 5,000,000 shares
     authorized:
     Series A-1 convertible preferred stock, $.01 par value;
       0 and 65,854 shares issued and outstanding...........            --            1,000
     Series A-2 convertible preferred stock, $.01 par value;
       0 and 125,000 shares issued and outstanding,.........            --            1,000
  Common stock, $.01 par value; 100,000,000 shares
     authorized:
     Class A common stock, $.01 par value; 25,017,154 and
       25,705,723 issued and outstanding....................       250,000          257,000
     Class B-1 common stock, $.01 par value; 0 and 4,207,300
       issued and outstanding...............................            --           42,000
  Additional paid-in capital................................    58,927,000      339,444,000
  Retained earnings.........................................    38,867,000       54,161,000
                                                              ------------   --------------
          Total stockholders' equity........................    98,044,000      393,906,000
                                                              ------------   --------------
          Total liabilities and stockholders' equity........  $406,738,000   $3,142,595,000
                                                              ============   ==============

                See accompanying notes to financial statements.

                          ADVANCEPCS AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                       THREE MONTHS ENDED                NINE MONTHS ENDED
                                          DECEMBER 31,                     DECEMBER 31,
                                  -----------------------------   -------------------------------
                                      1999            2000             1999             2000
                                  ------------   --------------   --------------   --------------
Revenues........................  $519,858,000   $2,916,471,000   $1,312,881,000   $4,032,904,000
                                  ------------   --------------   --------------   --------------
Cost of operations:
  Cost of revenues..............   499,917,000    2,824,629,000    1,257,864,000    3,897,830,000
  Selling, general and
     administrative expenses....    10,362,000       55,072,000       28,593,000       75,568,000
  Non-recurring charges.........            --          680,000               --          680,000
                                  ------------   --------------   --------------   --------------
          Total cost of
            operations..........   510,279,000    2,880,381,000    1,286,457,000    3,974,078,000
                                  ------------   --------------   --------------   --------------
Operating income................     9,579,000       36,090,000       26,424,000       58,826,000
Interest income.................       240,000        1,587,000          801,000        2,297,000
Interest expense................      (974,000)     (22,114,000)      (2,853,000)     (24,250,000)
Merger costs....................            --               --               --       (1,200,000)
                                  ------------   --------------   --------------   --------------
Income before income taxes......     8,845,000       15,563,000       24,372,000       35,673,000
Provision for income taxes......    (3,361,000)      (8,585,000)      (9,261,000)     (16,409,000)
                                  ------------   --------------   --------------   --------------
          Net income............  $  5,484,000   $    6,978,000   $   15,111,000   $   19,264,000
                                  ============   ==============   ==============   ==============
Basic
  Net income per share..........  $       0.22   $         0.23   $         0.61   $         0.72
                                  ============   ==============   ==============   ==============
  Weighted average shares
     outstanding................    24,714,000       29,913,000       24,674,000       26,697,000
                                  ============   ==============   ==============   ==============
Diluted
  Net income per share..........  $       0.20   $         0.16   $         0.54   $         0.58
                                  ============   ==============   ==============   ==============
  Weighted average shares
     outstanding................    27,657,000       44,507,000       27,868,000       33,305,000
                                  ============   ==============   ==============   ==============

                See accompanying notes to financial statements.

                          ADVANCEPCS AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                              NINE MONTHS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                  1999            2000
                                                              ------------   ---------------
                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $ 15,111,000   $    19,264,000
  Adjustments to reconcile net income to net cash provided
     by operating activities --
     Depreciation and amortization..........................     6,528,000        28,358,000
     Provision for doubtful accounts........................        18,000         2,912,000
  Change in certain assets and liabilities --
     Accounts receivable....................................   (70,064,000)     (240,301,000)
     Inventories............................................    (2,782,000)        2,765,000
     Prepaid expenses and other assets......................    (2,662,000)     (404,693,000)
     Accounts payable, accrued expenses and other noncurrent
       liabilities..........................................    76,236,000       711,482,000
                                                              ------------   ---------------
          Net cash provided by operating activities.........    22,385,000       119,787,000
                                                              ------------   ---------------
Cash flows from investing activities:
  Purchase of property and equipment........................   (14,601,000)      (23,232,000)
  Purchase of subsidiaries, net of cash acquired............            --    (1,047,045,000)
                                                              ------------   ---------------
          Net cash used in investing activities.............   (14,601,000)   (1,070,277,000)
                                                              ------------   ---------------
Cash flows from financing activities:
  Distribution to FFI owners................................            --        (3,970,000)
  Net proceeds from issuance of common stock................       836,000         5,567,000
  Stock issued to fund acquisition..........................            --       275,000,000
  Debt issued to fund acquisition...........................            --       820,000,000
  Proceeds from long-term obligations.......................    18,000,000        87,000,000
  Payments on long-term obligations.........................   (18,000,000)     (147,000,000)
                                                              ------------   ---------------
          Net cash provided by financing activities.........       836,000     1,036,597,000
                                                              ------------   ---------------
Increase in cash............................................     8,620,000        86,107,000
Cash and cash equivalents, beginning of period..............    45,895,000        55,243,000
                                                              ------------   ---------------
Cash and cash equivalents, end of period....................  $ 54,515,000   $   141,350,000
                                                              ============   ===============

                See accompanying notes to financial statements.

                          ADVANCEPCS AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying unaudited condensed consolidated financial statements have been prepared by AdvancePCS in accordance with generally accepted accounting principles for interim financial information in the form prescribed by the Securities and Exchange Commission, or Commission, in instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of AdvancePCS's management, the December 31, 2000 and 1999 unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of results for this interim period. In the opinion of AdvancePCS's management, the disclosures contained in this prospectus are adequate to make the information presented not misleading when read in conjunction with the Notes to Consolidated Financial Statements included in Form 10-K of AdvancePCS for the year ended March 31, 2000 and the Form 8-K subsequently filed December 14, 2000. The results of operations for the three month and nine month periods ended December 31, 2000 are not necessarily indicative of the results to be expected for the full year or for any future period.

     The accompanying condensed consolidated financial statements have been restated, in accordance with APB Opinion No. 16, to give retroactive effect, for all periods presented, to the combination of AdvancePCS and First Florida International Holdings, Inc. and its affiliated companies on July 5, 2000, which has been accounted for as a pooling of interests. See Note 3.

     In June 1998, Financial Accounting Standards Board Statement 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS 133 requires all derivatives to be recognized as either assets or liabilities in the statement of financial position and measured at fair value. In addition, SFAS 133 specifies the accounting for changes in the fair value of a derivative based on the intended use of the derivative and the resulting designation. SFAS 133, as amended by SFAS 137 and SFAS 138, is effective beginning in fiscal year March 31, 2002. We have entered into interest rate protection agreements that have fixed the LIBOR rate as of November 7, 2000 at 6.60% for $400 million of our variable rate debt under our credit facility. The notional amount drops to $300 million in October 2001 and to $200 million in October 2002. We will declare these agreements hedges in accordance with SFAS 133, as amended, and will recognize the fair value of these financial instruments on the balance sheet effective April 1, 2001 upon adoption of SFAS 133. These instruments will be marked to market at each reporting date with the adjustment recognized as a component of other comprehensive income (loss) in stockholders' equity.

  Changes in Revenue Recognition

     We purchased PCS Holding Corporation, or PCS, on October 2, 2000 and have included this business in our consolidated results of operations since that time. We made changes in our revenue recognition presentation to conform the different policies used by us and PCS. These changes are reflected in all periods presented. These changes are as follows.

     The historical PCS amounts have been reclassified to reflect the change in presentation of data services revenues. In cases in which we have assumed an independent obligation to pay our network pharmacy providers, we include payments from our plan sponsors for these benefits as revenues and payments to our pharmacy providers as cost of revenues (i.e. gross reporting). Historically, PCS recorded only claims processing fees as revenues (i.e. net reporting). The change results in higher revenues and an equal increase in cost of revenues. This change had no effect on gross profit or operating income.

     In addition, the historical financial statements of AdvancePCS have been revised to reflect a change in recognition of clinical and other services revenues. We receive funds from pharmaceutical manufacturers for formulary rebate programs that we administer on behalf of our health plan sponsors. We record

                          ADVANCEPCS AND SUBSIDIARIES
revenues in the amount of the administration fees we charge for our services (i.e. net reporting) and include the cost of such services in cost of revenues. Previously, we recognized the entire amount of the rebate, including our administration fee, in revenues and the portion of the rebate paid to our client in cost of revenues (i.e. gross reporting). This revision resulted in lower revenues and an equal decrease in cost of revenues. This change had no effect on gross profit or operating income.

     In December 1999, the Commission staff issued SAB 101 "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. In addition, the Emerging Issues Task Force ("EITF") issued a consensus in EITF 99-19 "Reporting Gross Revenue as a Principal vs. Net as an agent. SAB 101 and the EITF are effective in our fourth fiscal quarter of 2001. In connection with our recent acquisitions and the issuance of these pronouncements, we are evaluating certain aspects of SAB 101 and the EITF, including gross versus net reporting of data and clinical revenues. We can provide no assurance that we may not need to report on a net basis in future periods. Net reporting of these revenues would have no effect on gross profit or operating income. If we had reported our data services revenues using net reporting, revenues and cost of revenues would have decreased by $435 million and $2.5 billion, respectively, for the three months ended December 31, 1999 and 2000 and $1.1 billion and $3.4 billion, respectively, for the nine months ended December 31, 1999 and 2000.

     The EITF also has issued EITF 00-22 "Accounting for Other Volume Based Sales Incentive Offers." This pronouncement provides accounting guidance for certain volume rebate programs. We are currently evaluating the impact, if any, of this EITF. This pronouncement is expected to be effective in our fourth quarter of 2001.

  Use of Estimates

     Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. As of December 31, 2000 and the three month and nine month periods then ended the Company had made significant estimates of the purchase price, fair market value of the assets acquired and liabilities assumed in the PCS acquisition and the value of its senior subordinated notes. The Company continually evaluates the appropriateness of the amounts recorded and revises these estimates regularly. Actual results could differ from those estimates.

2. PCS ACQUISITION

     Effective October 2, 2000, we acquired all of the equity of PCS. The aggregate purchase price paid by us was approximately $1.0 billion, of which we paid Rite Aid Corporation, or Rite Aid, the seller, $675 million in cash, and issued to Rite Aid $200 million in senior subordinated notes and $125 million in our convertible preferred stock. The cash portion of the purchase price was financed with the proceeds of an $825 million senior secured credit facility and $150 million in equity financing committed by Joseph Littlejohn & Levy Fund III, L.P. and certain other investors, collectively referred to as JLL. The acquisition of PCS has been accounted for using the purchase method of accounting.

                          ADVANCEPCS AND SUBSIDIARIES

     The preliminary allocation of the net purchase price is as follows (in thousands):

Assets.................................................   $   667,274
Goodwill and intangibles...............................     1,740,661
Liabilities assumed....................................    (1,030,935)
Deferred income tax liability..........................      (377,000)
                                                          -----------
          Net purchase price...........................   $ 1,000,000
                                                          ===========

     The excess of the purchase price paid over the net identifiable assets and liabilities of PCS has been recorded as goodwill in intangible assets. The purchase price allocated to the assets and liabilities assumed is preliminary and subject to revision following the results of an appraisal and further identification of intangible assets. This revision is expected to be reflected in our financial results for the quarter ended March 31, 2001. Total identifiable intangible assets and goodwill are being amortized over approximately 30 years.

     The following unaudited pro forma information presents our results of operations as if the PCS acquisition had taken place at the beginning of the periods presented:

                                                                  NINE MONTHS ENDED
                                      THREE MONTHS ENDED            DECEMBER 31,
                                         DECEMBER 31,      -------------------------------
                                             1999               1999             2000
                                      ------------------   --------------   --------------
Revenues............................    $2,633,168,000     $7,439,269,000   $8,320,548,000
Net income (loss)...................        (9,116,000)       (19,808,000)      (2,910,000)
Net income (loss) per share:
  Basic.............................    $        (0.32)    $        (0.69)  $        (0.10)
  Diluted...........................                (1)                (1)              (1)

---------------

(1) Potential dilutive securities were not included in the computation of fully diluted earnings per share. Inclusion of such securities would have been anti-dilutive, therefore, fully diluted earnings per share is equal to basic earnings per share.

     In the three months ended December 31, 2000 we recorded a pre-tax, non-recurring charge of $680,000 ($415,000 after taxes or $0.01 per share) for severance of certain management employees that were terminated or resigned, in connection with the PCS acquisition. All of these severance costs were paid prior to December 31, 2000. We expect to consolidate certain operations in connection with the integration of PCS, which will result in additional non-recurring charges consisting primarily of facility closure costs and severance costs in the three months ended March 31, 2001.

3. MERGER WITH FIRST FLORIDA INTERNATIONAL HOLDINGS, INC.

     On July 5, 2000, we completed a merger with First Florida International Holdings, Inc., which is a privately-held health benefit management and direct-to-consumer pharmaceutical marketing services company. First Florida International Holdings, Inc. includes the operations of its affiliated companies, Phoenix Communications International, Inc., Innovative Pharmaceutical Strategies, Inc., HMN Health Services, Inc. and Mature Rx Plus of Nevada, Inc., collectively referred to as FFI. FFI, based in Cleveland, Ohio, offers several pharmacy-related product lines marketed under the names AvidaRx(TM), femScript(R), MatureRx(R) and MatureRx Plus(TM) to under-insured or uninsured individuals, women, and senior citizens. In addition, FFI provides prescription benefit management services to employees and third party administrators. We issued 3.5 million shares of our common stock in exchange for all the outstanding shares of FFI.

                          ADVANCEPCS AND SUBSIDIARIES

     The merger constituted a tax-free reorganization and has been accounted for as a pooling of interests under APB No.16. Total combination related costs and provisions are estimated to be approximately $1,200,000 and are reflected as an expense in the post-combination accounting period, the three-month period ended September 30, 2000.

     The table below presents a reconciliation of revenues and net income, as reported in the consolidated statements of operations, with those previously reported by us. The references to AdvancePCS in this table are to our historical operating results prior to the merger with FFI.

                                                    THREE MONTHS ENDED   NINE MONTHS ENDED
                                                       DECEMBER 31,        DECEMBER 31,
                                                           1999                1999
                                                    ------------------   -----------------
Revenues:
  AdvancePCS......................................     $491,539,000       $1,256,202,000
  FFI.............................................       28,319,000           56,679,000
                                                       ------------       --------------
          Total supplemental consolidated
            revenues..............................     $519,858,000       $1,312,881,000
                                                       ============       ==============
Net income:
  AdvancePCS......................................     $  5,317,000       $   14,944,000
  FFI.............................................          167,000              167,000
                                                       ------------       --------------
          Total supplemental consolidated net
            income................................     $  5,484,000       $   15,111,000
                                                       ============       ==============

4. NET INCOME PER SHARE

     Basic net income per share is computed using the weighted average number of common shares (including both Class A common stock and Class B common stock) outstanding during the periods presented. Diluted net income per share is computed in the same manner as basic net income per share but includes the number of additional common shares that would have been outstanding for the period if the other dilutive securities had been issued. The difference between the number of weighted average shares used in the basic and diluted calculation for all periods are outstanding stock options and stock warrants, all calculated under the "treasury stock" method in accordance with Financial Accounting Standards Board Statement No. 128 "Earnings Per Share." In addition, in the quarter ended December 31, 2000, our preferred stock is convertible at the discretion of the holders into 9,543,000 shares of Class A common stock and are included in the diluted weighted average share calculation.

5. INCOME TAXES

     In the three months and nine months ended December 31, 1999, we recorded income tax expense approximated an effective tax rate of 38%. In the three months and nine months ended December 31, 2000, our effective tax rate was 55% and 46%. The higher rate in 2000 resulted from non-deductible amortization relating to our acquisition of PCS. In connection with the acquisition of PCS we recognized a significant deferred tax liability representing the future tax deductions attributable to the identifiable intangible assets. The realization of this deferred tax liability was recognized, in goodwill, as a cost of the acquisition.

6. DEBT

     In conjunction with our acquisition of PCS, we obtained an $825 million senior secured credit facility that includes a $175.0 million revolving credit facility, $100 million interim revolving credit facility, and two term notes totaling $550.0 million. The revolving credit facility expires on October 2, 2005. The term notes are due on October 2, 2005 and October 2, 2007. The $175 million revolving credit facility accrues interest at LIBOR plus 3%. As of December 31, 2000, $60 million was outstanding under this facility. The

                          ADVANCEPCS AND SUBSIDIARIES
term notes accrue interest at LIBOR plus 3% and LIBOR plus 3.5%. We have entered into interest rate protection agreements that have fixed the LIBOR rate as of November 7, 2000 at 6.60% for $400 million of our variable rate debt under our credit facility. The notional amount drops to $300 million in October 2001 and to $200 million in October 2002.

     We intend to refinance the $100 million interim revolving credit facility with a collateralized accounts receivable facility prior to April 1, 2001. The secured credit facility replaced the $75.0 million, three year revolving credit facility. The senior secured credit facility contains covenants that are typical for this type of document. The senior subordinated notes have been unconditionally guaranteed, jointly or severally, by all of our subsidiaries, which are all 100% owned. There are no restrictions on the ability of the guarantors to pay dividends, make loans or advances to the parent. In addition, we issued to Rite Aid $200 million in senior subordinated notes that accrue interest at 11% through April 2002, 12% from April 2002 to October 2002 and 13% thereafter.

7. EQUITY

     In connection with our acquisition of PCS we issued Rite Aid 125,000 shares of Series A-2 convertible preferred stock that is convertible into Class B-2 common stock for $125 million. In addition, we issued JLL 4,207,300 shares of Class B-1 common stock and 65,854 shares of Series A-1 preferred convertible stock for $150 million. In connection with the issuance of the senior subordinated notes described in Note 6 above, we issued Rite Aid warrants to purchase 780,000 shares of our Class A common stock. The warrants are not exercisable until October 2, 2002 and will terminate if we repay the senior subordinated notes.

     The Series A-1 and Series A-2 convertible preferred stock is convertible into Class B-1 and Class B-2 common stock, respectively, at a conversion ratio of 1:50. The Class B common stock carries certain voting rights to vote as a separate class. The Class B common stock is convertible into Class A common stock at a conversion ratio of 1:1.

     On October 12, 1999, we announced a two-for-one stock split, effected in the form of a stock dividend of our common stock. The record date was November 11, 1999 and the date of payment was November 30, 1999. Financial information and stock prices contained throughout the Form 10-Q have been retroactively adjusted to reflect the impact of the stock split in all periods presented.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Advance Paradigm, Inc.:

     We have audited the accompanying consolidated balance sheets of Advance Paradigm, Inc. (a Delaware corporation) and subsidiaries as of March 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advance Paradigm, Inc. and subsidiaries as of March 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas,
  October 19, 2000

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                       MARCH 31,
                                                              ---------------------------
                                                                  1999           2000
                                                              ------------   ------------
                                         ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 45,895,000   $ 55,243,000
  Accounts receivable, net of allowance for doubtful
     accounts of $371,000 and $1,248,000, respectively......   130,642,000    200,288,000
  Inventories...............................................     4,015,000      5,965,000
  Prepaid expenses and other................................     1,701,000      3,241,000
                                                              ------------   ------------
          Total current assets..............................   182,253,000    264,737,000
Property and equipment, net of accumulated depreciation and
  amortization of $8,942,000 and $14,311,000,
  respectively..............................................    15,794,000     33,107,000
Intangible assets, net of accumulated amortization of
  $2,191,000 and $6,078,000, respectively...................   105,041,000    101,154,000
Other assets................................................       928,000      7,740,000
                                                              ------------   ------------
          Total assets......................................  $304,016,000   $406,738,000
                                                              ============   ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $174,332,000   $242,440,000
  Accrued salaries and benefits.............................     3,780,000      5,386,000
  Other accrued expenses....................................     3,940,000      4,803,000
                                                              ------------   ------------
          Total current liabilities.........................   182,052,000    252,629,000
Noncurrent liabilities:
  Long-term debt............................................    50,000,000     50,000,000
  Deferred income taxes.....................................     2,597,000      3,904,000
  Other noncurrent liabilities..............................       594,000      2,161,000
                                                              ------------   ------------
          Total liabilities.................................   235,243,000    308,694,000
                                                              ------------   ------------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value; 4,995,000 shares
     authorized, none issued and outstanding................            --             --
  Series B convertible preferred stock, $.01 par value;
     5,000 shares authorized, no shares issued and
     outstanding............................................            --             --
  Common stock, $.01 par value; 50,000,000 shares
     authorized, 24,556,898 and 25,017,154, shares issued
     and outstanding at March 31, 1999 and 2000,
     respectively...........................................       246,000        250,000
  Additional paid-in capital................................    48,795,000     58,927,000
  Treasury stock............................................            --             --
  Accumulated earnings......................................    19,732,000     38,867,000
                                                              ------------   ------------
          Total stockholders' equity........................    68,773,000     98,044,000
                                                              ------------   ------------
          Total liabilities and stockholders' equity........  $304,016,000   $406,738,000
                                                              ============   ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEAR ENDED MARCH 31,
                                                   --------------------------------------------
                                                       1998           1999            2000
                                                   ------------   ------------   --------------
Revenues.........................................  $473,761,000   $757,259,000   $1,833,888,000
                                                   ------------   ------------   --------------
Cost of operations:
  Cost of revenues...............................   443,955,000    716,300,000    1,758,386,000
  Selling, general, and administrative
     expenses....................................    18,955,000     21,006,000       38,793,000
                                                   ------------   ------------   --------------
          Total cost of operations...............   462,910,000    737,306,000    1,797,179,000
                                                   ------------   ------------   --------------
  Operating income...............................    10,851,000     19,953,000       36,709,000
Interest income..................................     2,950,000      2,860,000        1,064,000
Loss on disposal of asset........................            --             --         (160,000)
Interest expense.................................       (67,000)            --       (3,943,000)
Merger costs.....................................      (689,000)            --               --
                                                   ------------   ------------   --------------
Income before income taxes.......................    13,045,000     22,813,000       33,670,000
Provision for income taxes.......................     4,957,000      8,669,000       12,794,000
                                                   ------------   ------------   --------------
Net income.......................................  $  8,088,000   $ 14,144,000   $   20,876,000
                                                   ============   ============   ==============
Basic:
  Net income available to common stockholders....  $  7,888,000   $ 14,144,000   $   20,876,000
  Net income per share...........................  $       0.38   $       0.59   $         0.84
  Weighted average shares outstanding............    21,011,508     24,004,290       24,760,163
Diluted:
  Net income available to common stockholders....  $  8,088,000   $ 14,144,000   $   20,876,000
  Net income per share...........................  $       0.31   $       0.53   $         0.75
  Weighted average shares outstanding............    26,201,838     26,876,202       27,737,216

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED MARCH 31, 1998, 1999, AND 2000

                                                            SERIES B
                                     COMMON STOCK        PREFERRED STOCK
                                 ---------------------   ---------------
                                   NUMBER                NUMBER            ADDITIONAL    ACCUMULATED
                                     OF                    OF                PAID-IN      EARNINGS
                                   SHARES      AMOUNT    SHARES   AMOUNT     CAPITAL      (DEFICIT)       TOTAL
                                 ----------   --------   ------   ------   -----------   -----------   -----------
Balance, March 31, 1997
  Giving Effect to the merger
    with FFI...................  20,853,790   $209,000    4,444    $--     $42,788,000   $  (743,000)  $42,254,000
  Comprehensive income and Net
    income.....................          --         --       --     --              --     8,088,000     8,088,000
  Distributions to owners......          --         --       --     --              --       (56,000)      (56,000)
  Issuance of Common Stock in
    connection with the
    exercise of stock options
    and
    warrants...................     455,154      5,000       --     --         251,000            --       256,000
  Dividends on Series B
    Preferred Stock............          --         --       --     --              --      (200,000)     (200,000)
                                 ----------   --------   ------    ---     -----------   -----------   -----------
Balance, March 31, 1998........  21,308,944    214,000    4,444     --      43,039,000     7,089,000    50,342,000
  Comprehensive income and Net
    income.....................          --         --       --     --              --    14,144,000    14,144,000
  Distributions to owners......          --         --       --     --              --    (1,266,000)   (1,266,000)
  Issuance of Common Stock in
    connection with the
    conversion of Series B
    Preferred Stock............   2,222,222     22,000   (4,444)    --         (22,000)           --            --
  Issuance of Common Stock in
    connection with the
    exercise of stock options
    and
    warrants...................   1,025,732     10,000       --     --       2,415,000            --     2,425,000
  Purchase of treasury stock...          --         --       --     --         (14,000)     (236,000)     (250,000)
  Tax benefit relating to
    exercise of employee stock
    options and other..........          --         --       --     --         877,000         1,000       878,000
  Issuance of warrants.........          --         --       --     --       2,500,000            --     2,500,000
                                 ----------   --------   ------    ---     -----------   -----------   -----------
Balance, March 31, 1999........  24,556,898    246,000       --     --      48,795,000    19,732,000    68,773,000
  FFI activity during the
    unreported period (see Note
    2)--
  Comprehensive income and Net
    income.....................          --         --       --     --              --       509,000       509,000
  Distributions to owners......          --         --       --     --              --      (300,000)     (300,000)
                                 ----------   --------   ------    ---     -----------   -----------   -----------
Adjusted balance, March 31,
  1999.........................  24,556,898    246,000       --     --      48,795,000    19,941,000    68,982,000
  Comprehensive income and Net
    income.....................          --         --       --     --              --    20,876,000    20,876,000
  Distributions to owners......          --         --       --     --              --    (1,950,000)   (1,950,000)
  Issuance of Common Stock in
    connection with the
    exercise of stock options
    and
    warrants...................     228,372      2,000       --     --       1,567,000            --     1,569,000
  Tax benefit relating to
    exercise of employee stock
    options and other..........          --         --       --     --       3,323,000            --     3,323,000
  Investment in CHI............     231,884      2,000       --     --       4,998,000            --     5,000,000
  Issuance of common stock in
    connection with the
    creation of Mature Rx and
    HMN........................          --         --       --     --         244,000            --       244,000
                                 ----------   --------   ------    ---     -----------   -----------   -----------
Balance, March 31, 2000........  25,017,154   $250,000       --    $--     $58,927,000   $38,867,000   $98,044,000
                                 ==========   ========   ======    ===     ===========   ===========   ===========

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED MARCH 31,
                                                     ------------------------------------------
                                                         1998           1999           2000
                                                     ------------   ------------   ------------
Cash flows from operating activities:
  Net income.......................................  $  8,088,000   $ 14,144,000   $ 20,876,000
  Adjustments to reconcile net income to net cash
     provided by operating activities --
     Depreciation and amortization.................     2,469,000      3,836,000      9,110,000
     Loss on disposal of assets....................            --             --        160,000
     Provision for doubtful accounts...............        74,000         24,000        484,000
     Deferred income taxes.........................       441,000      1,312,000      1,307,000
     Change in certain assets and liabilities --
       Accounts receivable.........................   (38,106,000)   (42,973,000)   (75,611,000)
       Inventories.................................    (1,028,000)    (1,128,000)    (1,950,000)
       Prepaid expenses and other assets...........    (1,606,000)      (953,000)      (588,000)
       Accounts payable, accrued expenses and other
          noncurrent liabilities...................    46,930,000     55,298,000     77,401,000
                                                     ------------   ------------   ------------
          Net cash provided by operating
            activities.............................    17,262,000     29,560,000     31,189,000
                                                     ------------   ------------   ------------
Cash flows from investing activities:
  Purchases of property and equipment..............    (6,795,000)    (7,860,000)   (22,807,000)
  Purchase of subsidiaries, net of cash acquired...            --    (89,701,000)            --
                                                     ------------   ------------   ------------
          Net cash used in investing activities....    (6,795,000)   (97,561,000)   (22,807,000)
                                                     ------------   ------------   ------------
Cash flows from financing activities:
  Net proceeds from issuance of Common Stock.......       256,000      2,425,000      1,811,000
  Proceeds from borrowings.........................       709,000     50,000,000     37,000,000
  Payments on long-term obligations................    (1,608,000)       (10,000)   (37,000,000)
  Capital lease obligations........................        36,000        (21,000)        22,000
  Distributions to owners..........................       (56,000)    (1,266,000)    (1,950,000)
  Purchase of treasury shares......................            --       (250,000)            --
  Payment of preferred stock dividend..............      (200,000)            --             --
                                                     ------------   ------------   ------------
          Net cash provided by (used in) financing
            activities.............................      (863,000)    50,878,000       (117,000)
                                                     ------------   ------------   ------------
Net increase in cash during unreported period (see
  Note 2)..........................................            --             --      1,083,000
Net increase (decrease) in cash and cash
  equivalents......................................     9,604,000    (17,123,000)     9,348,000
Cash and cash equivalents, beginning of year.......    53,414,000     63,018,000     45,895,000
                                                     ------------   ------------   ------------
Cash and cash equivalents, end of year.............  $ 63,018,000   $ 45,895,000   $ 55,243,000
                                                     ============   ============   ============
Supplementary information:
  Cash paid for interest...........................  $     67,000   $         --   $  3,943,000
  Cash paid for income taxes.......................  $  5,100,000   $  5,900,000   $  7,000,000

  The accompanying notes are an integral part of these consolidated financial statements.

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

     Advance Paradigm, Inc. and Subsidiaries (the "Company" or "API"), a Delaware corporation, is a leading independent provider of health benefit management services, providing integrated pharmacy benefit management, disease management, clinical trials and research and web-based marketing support and other health related programs. The Company markets its services to managed care organizations, third-party health plan administrators, insurance companies, government agencies, employer groups and labor union-based trusts. In addition, the Company transacts business with pharmaceutical manufacturers as both suppliers and customers. During the year ended March 31, 1999, the Company purchased two companies for cash. Foundation Health Pharmaceutical Services, Inc. ("FHPS") was acquired on March 31, 1999, for $70 million. FHPS was the pharmacy benefit management business of Foundation Health Systems, Inc. ("FHS"). On December 1, 1998, Baumel-Eisner Neuromedical Institute ("Baumel-Eisner") was acquired for $25 million. Baumel-Eisner was a privately held clinical trials company based in South Florida. (See Note 3)

     FFI Health Services, acquired on July 5, 2000, is a privately held health benefit management and direct-to-consumer pharmaceutical marketing services company. FFI Health Services includes the operations of the affiliated companies, First Florida International Holdings, Inc., Phoenix Communications International, Inc., Innovative Pharmaceutical Strategies, Inc., HMN Health Services, and Mature Rx Plus of Nevada, Inc. (collectively "FFI"). FFI, based in Cleveland, Ohio, offers several pharmacy-related product lines marketed under the names AvidaRx(TM), femScript(R), MatureRx(R) and MatureRx Plus(TM) to under-insured or uninsured individuals, women, and senior citizens. In addition, FFI provides prescription benefit management services to employees and third party administrators.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying consolidated financial statements give retroactive effect, for all periods presented, to the combination of API and FFI on July 5, 2000, which has been accounted for as a pooling of interests.

     The consolidated balance sheets include API's historical balance sheets as of March 31, 1999 and 2000, and the corresponding FFI balance sheets at December 31, 1998 and March 31, 2000.

     The consolidated statements of operations, stockholders' equity and cash flows include API's historical statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2000, and the corresponding historical statements of operations, stockholders' equity, and cash flows of FFI for each of the two years in the period ended December 31, 1998 and the historical statements for the fiscal year ended March 31, 2000. The three month period from January 1, 1999 through March 31, 1999, (the "unreported period"), including $13,330,000 and $509,000 in revenues and net income of FFI, respectively, is not reported in the consolidated financial statements. In accordance with APB Opinion No. 16, "Accounting for Business Combinations," the unreported period is included in the beginning retained earnings of the consolidated balance sheet as of March 31, 2000, to conform the year ends of API and FFI. The consolidated statements of stockholders' equity reflect the exchange of all outstanding FFI common shares for the 3.5 million shares of API Common Stock as if such exchange happened at April 1, 1998. (see Note 3).

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES
financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     Cash and cash equivalents include overnight investments, money market accounts, and high-grade commercial paper with original maturities of three months or less.

  Inventories

     Inventories consist of purchased pharmaceuticals stated at the lower of cost or market under the first-in, first-out method.

  Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over estimated useful lives ranging from three to twenty years. Amortization of leasehold improvements is computed over the lives of the assets or the lease terms, whichever is shorter. Major renewals and betterments are added to the property and equipment accounts while costs of repairs and maintenance are charged to operating expenses in the period incurred. The cost of assets retired, sold, or otherwise disposed of and the applicable accumulated depreciation are removed from the accounts, and the resultant gain or loss, if any, is reflected in the statement of operations.

  Intangible Assets

     Intangible assets consist of goodwill, customer contracts acquired, and noncompete agreements. Goodwill represents the excess of cost over the estimated fair value of tangible net assets acquired. Goodwill is amortized on a straight-line basis over periods from 25 to 40 years with a weighted average of 29 years. Customer contracts and noncompete agreements are amortized over 10 to 15 years. Amortization expense was approximately $346,000, $691,000 and $3,887,000 in the years ended March 31, 1998, 1999, and 2000, respectively, and is included in selling, general and administrative expenses.

  Other Assets

     In the year ended March 31, 2000, the Company issued 231,884 shares of its Common Stock to acquire a 19 percent interest in Consumer Health Interactive, Inc. ("CHI"). The $5,000,000 investment is reflected in other assets.

  Impairment of Long-Lived Assets

     The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets, including goodwill, may warrant revision or that the remaining balance of an asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying amount of the asset from expected future cash flows on an undiscounted basis. If the assessment indicates that the carrying amount of the asset exceeds the undiscounted cash flows, an impairment has occurred. The impairment is calculated as the total by which the carrying amount of the asset exceeds its fair value. The fair value of long-lived assets and goodwill is estimated based on quoted market prices, if available, or the expected total value of the cash flows on a discounted basis. The Company recorded no impairment charges in fiscal 1998, 1999, or 2000.

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES

  Fair Value of Financial Instruments

     The carrying values of cash, receivables, payables, and accrued liabilities approximate the fair values of these instruments because of their short-term maturities. The fair value of the Company's bank debt, which approximates the carrying value, was estimated at current rates for similar debt with similar maturity.

  Other Noncurrent Liabilities

     Other liabilities is comprised of deposits from certain customers in connection with pharmacy benefit contracts.

  Revenue Recognition

     Revenues from the dispensing of pharmaceuticals from the Company's mail service pharmacy are recognized when each prescription is shipped. Revenues from sales of prescription drugs by pharmacies in the Company's nationwide network and claims processing fees are recognized when the claims are adjudicated. At the point-of-sale, the pharmacy claims are adjudicated using the Company's on-line claims processing system. When the Company has an independent obligation to pay its network pharmacy providers, the Company includes payments from plan sponsors for these benefits as revenues and payments to its pharmacy providers (i.e., assumes risk and acts as a principal) as cost of revenues. If the Company is only administering plan sponsors' network pharmacy contracts, the Company records the claims processing service fees as revenues. Rebate revenues are recognized as they are earned in accordance with contractual agreements. Certain of these revenues are based on estimates which are subject to final settlement with the contract party. These estimates are reviewed and revised as settled. Revenues from certain disease management and health benefit management products are reimbursed at predetermined contractual rates based on the achievement of certain milestones.

     The historical financial statements of the Company have been revised to reflect a change in recognition of clinical and other services revenues. We receive funds from pharmaceutical manufacturers for formulary rebate programs that we administer on behalf of our health plan sponsors. We record revenues in the amount of the administration fees we charge for our services (i.e. net reporting) and include the cost of such services in cost of revenues. Previously, we recognized the entire amount of the rebate, including our administration fee, in revenues and the portion of the rebate paid to our client in cost of revenues (i.e. gross reporting). This revision resulted in lower revenues and an equal decrease in cost of revenues. This change had no effect on gross profit or operating income.

  Cost of Revenues

     Cost of revenues includes product costs, pharmacy claims payments, and other direct costs associated with the sale and dispensing of prescriptions. Certain of these expenses are recognized based on estimates which are subject to final settlement with the contract party. These estimates are reviewed and revised as settled.

  Stock Split

     On October 12, 1999, the Company announced a two-for-one stock split, effected in the form of a stock dividend of the Company's common stock. The record date was November 11, 1999, and the date of payment was November 30, 1999. Financial information and stock prices contained throughout the Form 10-K have been retroactively adjusted to reflect the impact of the stock split in all periods presented.

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES

  Net Income Per Share

     Net income per share is computed using the weighted average number of common and dilutive shares outstanding during the period. A reconciliation of the numerators and denominators of the basic and diluted per-share computations follows:

                                                         YEAR ENDED MARCH 31,
                                                ---------------------------------------
                                                   1998          1999          2000
                                                -----------   -----------   -----------
Basic
  Numerator:
     Net income...............................  $ 8,088,000   $14,144,000   $20,876,000
     Preferred stock dividends................      200,000            --            --
                                                -----------   -----------   -----------
                                                $ 7,888,000   $14,144,000   $20,876,000
                                                ===========   ===========   ===========
  Denominator:
     Weighted average common stock
       outstanding............................   21,011,508    24,004,290    24,760,163
                                                ===========   ===========   ===========
          Net income per share................  $      0.38   $      0.59   $      0.84
                                                ===========   ===========   ===========
Diluted
  Numerator:
     Net income...............................  $ 8,088,000   $14,144,000   $20,876,000
                                                ===========   ===========   ===========
  Denominator:
     Weighted average common stock
       outstanding............................   21,011,508    24,004,290    24,760,163
  Other Dilutive Securities:
     Series B preferred stock.................    2,222,222        73,260            --
     Options and warrants using the treasury
       stock method...........................    2,968,108     2,798,652     2,977,053
                                                -----------   -----------   -----------
     Weighted average shares outstanding......   26,201,838    26,876,202    27,737,216
                                                ===========   ===========   ===========
          Net income per share................  $      0.31   $      0.53   $      0.75
                                                ===========   ===========   ===========

  Reclassification

     Certain prior year amounts have been reclassified to conform with current year presentation.

  Recent Accounting Pronouncements

     The Company has adopted SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," effective April 1, 1998. This pronouncement changes the requirements under which public businesses must report segment information. The objective of the pronouncement is to provide information about a company's different types of business activities and different economic environments. SFAS 131 requires companies to select segments based on their internal reporting system. The Company provides integrated health benefit management services to our customers, and these services account for substantially all of the Company's revenues. Such services are typically negotiated under one contract with the customer; therefore, the Company's operations will continue to be reported in one segment.

     In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS 133 requires all derivatives to be recognized as either assets or liabilities in the statement of financial position and measured at fair value. In addition, SFAS 133 specifies the accounting for changes in the fair value of a derivative based on the intended use of the derivative and the resulting designation. The Company does not have any derivatives and SFAS 133 does not have a material impact on the

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES

Company's financial position or disclosures. SFAS 133, as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of Effective Date -- an Amendment of FASB Statement No. 133," and SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging
Activities -- an Amendment of FASB Statement No. 133," is effective beginning in fiscal year March 31, 2002.

     In December 1999, the Commission staff issued SAB 101 "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. In addition, the Emerging Issues Task Force ("EITF") issued a consensus in EITF 99-19 "Reporting Gross Revenue as a Principal vs. Net as an agent." SAB 101 and the EITF are effective in our fourth fiscal quarter of 2001. In connection with our recent acquisitions and the issuance of these pronouncements, we are evaluating certain aspects of SAB 101 and the EITF, including gross versus net reporting of data and clinical revenues. We can provide no assurance that we may not need to report on a net basis in future periods. Net reporting of these revenues would have no effect on gross profit or operating income. If we had reported our data services revenues using net reporting, revenues and cost of revenues would have decreased by $304,876,000, $503,247,000 and $1,516,621,000 respectively, for the years ended March 31,1998, 1999 and 2000.

     The EITF also has issued EITF 00-22 "Accounting for ... Other Volume Based Sales Incentive Offers." This pronouncement provides accounting guidance for certain volume rebate programs. We are currently evaluating the impact, if any, of this EITF. This pronouncement is expected to be effective in our fourth quarter of 2001.

3. ACQUISITIONS

     Effective October 1, 2000, Advance Paradigm, Inc. ("API") acquired all of the equity of PCS Health Systems, Inc. ("PCS"). The aggregate purchase price paid by API was $1.0 billion, of which API paid Rite Aid Corporation ("Rite Aid"), the seller, $675 million in cash, and issued to Rite Aid $200 million in senior subordinated notes and $125 million in API convertible preferred stock. The senior subordinated notes issued to Rite Aid have been guaranteed by all of the subsidiaries of API. Each subsidiary guarantor is 100% owned. The guarantees are full, unconditional, joint and several. There are no restrictions on the ability of the subsidiary guarantors to pay dividends, make loans or advances to the parent. The cash portion of the purchase price was financed with the proceeds of an $825 million senior secured credit facility and $150 million in equity financing committed by Joseph, Littlejohn & Levy, Inc. ("JLL"). The acquisition of PCS will be accounted for using the purchase method of accounting. The excess of the purchase price paid over the net identifiable assets and liabilities of PCS will be recorded as goodwill. The portion of the purchase price allocated to the net identifiable assets and goodwill is preliminary and subject to revision following the results of an appraisal and further identification of intangible assets.

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES

     The following unaudited pro forma information presents the results of operations of the Company as if the PCS acquisition had taken place at the beginning of the period presented (in thousands, except per share amounts):

                                                              2000
                                                           ----------
Revenues................................................   $9,960,119
Net income (loss).......................................       (8,060)
Net income (loss) per share:
  Basic.................................................   $    (0.28)
  Diluted...............................................   $    (0.28)
Weight average shares outstanding:
  Basic.................................................       28,967
  Diluted...............................................       28,967

     Pro forma information for fiscal years 1998 and 1999 would indicate a significant loss due to the amortization and interest expense and the size of API during that year. Management has concluded that such information provides little relevance to the historical and ongoing operating results of API.

     On March 31, 1999, the Company acquired the outstanding stock of FHPS for $70 million in cash and warrants to purchase 400,000 shares of its $0.01 par value common stock ("Common Stock"). The Company valued such warrants at fair market value based upon the Black-Scholes valuation model. Such warrants are valued at $2.5 million. The acquisition has been accounted for using the purchase method of accounting. The purchase price was allocated to goodwill, certain customer contracts, and other intangible assets. Goodwill was valued at approximately $61.3 million and is being amortized on a straight-line basis over 30 years. Customer contracts were valued at $7.0 million and are being amortized over 15 years.

     The following unaudited pro forma information presents the results of operations of the Company as if the FHPS acquisition had taken place at the beginning of the periods presented (in thousands, except net income per share amounts):

                                                                1998       1999
                                                              --------   --------
Revenues....................................................  $527,113   $838,247
Net income..................................................  $  4,210   $ 14,000
Net income per share:
  Basic.....................................................  $   0.20   $   0.58
  Diluted...................................................  $   0.16   $   0.52
Weighted average shares outstanding:
  Basic.....................................................    21,011     24,004
  Diluted...................................................    26,202     26,876

     In December 1998, the Company acquired the outstanding stock of Baumel-Eisner for $25 million in cash. The acquisition has been accounted for using the purchase method of accounting. Baumel-Eisner's results have been included in the Company's consolidated statements of operations since December 1998. The purchase price was allocated to the net assets acquired, primarily goodwill, based on their estimated fair values. The excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $24.2 million and is being amortized on a straight-line basis over 25 years.

     In February 1998, the Company completed a merger with Innovative Medical Research, Inc. ("IMR"), a privately held clinical trial and survey research firm based in Towson, Maryland. The Company issued 1,752,156 shares and options to purchase 47,844 shares of its Common Stock in exchange for all the outstanding shares and options of IMR. The merger constituted a tax-free reorganization and

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES
has been accounted for as a pooling of interests under Accounting Principles Board Opinion No. 16 ("APB 16"). Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position, and cash flows of IMR as though it had always been a part of the Company.

     The results of operations for the separate companies and the combined amounts presented in the consolidated financial statements follow.

                                                           YEAR ENDED
                                                         MARCH 31, 1998
                                                         --------------
Revenues:
  API..................................................   $465,384,000
  IMR..................................................      8,377,000
                                                          ------------
          Combined.....................................   $473,761,000
                                                          ============
Net income:
  API..................................................   $  7,322,000
  IMR..................................................        766,000
                                                          ------------
          Combined.....................................   $  8,088,000
                                                          ============

     In connection with the merger, the Company recorded in the fourth quarter of fiscal 1998 a charge to operating expenses of $689,000 ($427,000 after taxes, or $.02 per common share on a dilutive basis) for professional fees and other merger-related costs pertaining to the transaction.

     On July 5, 2000, API completed a merger with FFI (the "Combination"). The Company issued 3.5 million shares of its Common Stock in exchange for all the outstanding shares of FFI. The merger constituted a tax-free reorganization and has been accounted for as a pooling of interests under APB 16. Total Combination related costs and provisions are estimated to be approximately $1,000,000 and will be reflected as an expense in the first post-combination accounting period.

     The table below presents a reconciliation of revenues and net income, as reported in the consolidated statements of operations with those previously reported by the Company. The references to API in this table are to the Company's historical operating results prior to the merger with FFI.

                                                        FISCAL YEARS ENDED
                                           --------------------------------------------
                                               1998           1999            2000
                                           ------------   ------------   --------------
Revenues:
  API....................................  $426,900,000   $692,873,000   $1,773,557,000
  FFI....................................    46,861,000     64,386,000       60,331,000
                                           ------------   ------------   --------------
          Total consolidated revenues....  $473,761,000   $757,259,000   $1,833,888,000
                                           ============   ============   ==============
Net income:
  API....................................  $  7,931,000   $ 12,694,000   $   20,555,000
  FFI....................................       157,000      1,450,000          321,000
                                           ------------   ------------   --------------
          Total consolidated net
            income.......................  $  8,088,000   $ 14,144,000   $   20,876,000
                                           ============   ============   ==============

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES

4. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                                    MARCH 31,
                                                            --------------------------
                                                               1999           2000
                                                            -----------   ------------
Machinery and equipment...................................  $ 4,208,000   $  6,332,000
Computer equipment and software...........................   13,391,000     29,468,000
Furniture and equipment...................................    2,676,000      4,915,000
Leasehold improvements....................................    2,903,000      5,029,000
Land and buildings........................................    1,558,000      1,674,000
                                                            -----------   ------------
                                                             24,736,000     47,418,000
Less -- Accumulated depreciation and amortization.........   (8,942,000)   (14,311,000)
                                                            -----------   ------------
                                                            $15,794,000   $ 33,107,000
                                                            ===========   ============

5. DEBT

     On March 31, 1999, the Company entered into a senior credit facility with a group of lenders. The credit facility consists of a $75 million, 3-year revolving credit facility. On March 31, 1999, the Company borrowed $50 million under the credit facility to fund the acquisition of FHPS. As of March 31, 2000, $50 million is outstanding under the credit facility. Outstanding borrowings will mature on March 31, 2002. Each of the Company's subsidiaries has guaranteed the credit facility. The lenders received a first priority security interest in the subsidiaries' capital stock and negative pledges on accounts receivable and other assets.

     Interest on the credit facility accrues at a specified margin above the London Interbank Offered Rate, or "LIBOR," or an alternate base rate. The alternate base rate is the bank's prime rate or the federal funds rate plus 0.5%. For LIBOR loans the applicable margin is 1.375% per annum as of March 31, 2000, and the effective interest rate is 7.435%.

     The credit facility contains usual and customary affirmative and negative covenants, including limitations on liens, debts, dividends, capital expenditures, mergers, acquisitions, and sale of assets. Covenants also include a specified minimum net worth, maximum leverage ratio, and a minimum interest coverage ratio. In fiscal 2000, the Company exceeded the limit for capital expenditures as required by covenant. The Company received a waiver from the lenders for this covenant violation.

     In conjunction with the API acquisition of PCS the Company obtained an $825 million senior secured credit facility which includes a $175.0 million revolving credit facility, $100 million interim revolving credit facility, and two term notes totaling $550.0 million. The term notes are due on October 2, 2005 and October 2, 2007. The $175 million revolving credit facility accrues interest at LIBOR plus 3%. The term notes accrue interest at LIBOR plus 3% and LIBOR plus 3.5%. The Company intends to refinance the $100 million interim revolving credit facility with a collateralized accounts receivable facility by January 2001. The secured credit facility replaced the $75.0 million, three year revolving credit facility. The senior secured credit facility contains covenants which are typical for this type of document. In addition, API issued to Rite Aid $200 million in senior subordinated notes that accrue interest at 11% through April 2002, 12% from April 2002 to October 2002 and 13% thereafter. The senior subordinated notes issued to Rite Aid have been guaranteed by all of the subsidiaries of API. Each subsidiary guarantor is 100% owned. The guarantees are full, unconditional, joint and several. There are no restrictions on the ability of the subsidiary guarantors to pay dividends, make loans or advances to the parent. API also issued Rite Aid $125 million in convertible preferred stock, convertible into a class B common stock. In addition, API issued $150 million in common stock and preferred convertible stock to JLL.

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES

6. LEASES

     The Company leases office and dispensing facility space, equipment, and automobiles under various operating leases. The Company was obligated to make future minimum payments under noncancelable operating lease agreements as of March 31, 2000, as follows:

Years Ending March 31,
  2001..................................................  $ 7,541,000
  2002..................................................    7,106,000
  2003..................................................    5,645,000
  2004..................................................    4,558,000
  2005..................................................    3,831,000
                                                          -----------
          Total minimum lease payments..................  $28,681,000
                                                          ===========

     Total rent expense incurred in the years ended March 31, 1998, 1999, and 2000 was approximately $3,518,000, $4,435,000, and $6,302,000, respectively.

7. COMMITMENTS AND CONTINGENCIES

     The Company is a party to routine legal and administrative proceedings arising in the ordinary course of its business. The proceedings currently pending are not, in management's opinion, material either individually or in the aggregate.

     The Company has entered into long-term employment and noncompete agreements with certain management employees. These employment agreements provide for certain minimum payments should the agreements be terminated.

     Various aspects of the Company's businesses are governed by federal and state laws and regulations and compliance is a significant operational requirement for the Company. Management believes that the Company is in substantial compliance with all existing legal requirements material to the operation of its business; however, the application of complex standards to the detailed operation of the business always creates areas of uncertainty. Moreover, regulation of the field is in a state of flux. Numerous health care laws and regulations have been proposed at the state and federal level, many of which could affect the Company's business. Management cannot predict what additional federal or state legislation or regulatory initiatives may be enacted in the future regarding health care, or the business of pharmacy benefit management. It is possible that federal or state governments might impose additional restrictions or adopt interpretations of existing laws that could have a material adverse affect on the Company's business or financial position.

8. CONCENTRATION OF BUSINESS:

     A significant portion of the Company's revenues result from contracts with customers. These contracts normally have terms from one to ten years with renewal options.

     Effective April 1, 1999, the Company entered into a Pharmacy Benefit Services Agreement with FHS. Under the terms of this ten-year Service Agreement the Company provides pharmacy services to FHS' affiliated health plans. FHS accounted for 41% of the Company's revenues for the year ended March 31, 2000. Another customer of the Company accounted for approximately 21%, 18%, and 8% of the Company's revenues for the years ended March 31, 1998, 1999, and 2000, respectively. Another customer accounted for approximately 15% of the Company's revenues for the year ended March 31, 1998, but revenues from this customer did not exceed 10% of the Company's revenues for the year ended March 31,

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES

1999, or 2000. No other customer accounted for over 10% of the Company's revenues in fiscal years 1998, 1999, or 2000.

9. STOCK TRANSACTIONS

  Series B Preferred Stock

     On June 25, 1996, the Company issued a total of 4,444 shares of $.01 par value, Series B convertible preferred stock ("Series B Preferred Stock") to a customer at a price of $2,250 per share. Shares of the Series B Preferred Stock could be converted by the holder into 500 fully paid and non-assessable shares of Common Stock. On April 13, 1998, the holder of the Series B Preferred Stock converted all of the shares into 2,222,222 shares of Common Stock.

  Common Stock

     On October 7, 1996, the Company amended and restated its Certificate of Incorporation to, among other things, increase the number of authorized shares of its $.01 par value Common Stock to 25,000,000 and the number of shares of its preferred stock to 5,000,000, of which 5,000 shares are designated as Series B Preferred Stock. On October 8, 1996, the Company effected a 250-for-one stock split of the Company's Common Stock. Accordingly, all share and per share amounts have been adjusted to reflect the stock split as though it had occurred at the beginning of the initial period presented.

     At the 1999 Annual Meeting of Stockholders, the Company amended and restated the Certificate of Incorporation to increase the number of authorized shares of its Common Stock to 50,000,000.

     On October 12, 1999, the Company announced a two-for-one stock split, effected in the form of a stock dividend of our Common Stock. The record date was November 11, 1999, and the date of payment was November 30, 1999. Financial information and stock prices contained throughout the financial statements have been adjusted to retroactively reflect the impact of the stock split.

     On October 8, 1996, the Company completed the offering ("Offering") of its Common Stock. The Company sold 4,794,134 shares of its Common Stock at a price of $4.50 per share, prior to underwriting discount and other offering expenses. In connection with the Offering, the Company's redeemable Series A cumulative convertible preferred stock ("Series A Preferred Stock") automatically converted into 5,000,000 shares of Common Stock.

     In connection with the IMR merger, the Company issued 1,752,156 shares of its Common Stock in exchange for all the outstanding shares of IMR. Under the provisions of APB 16, the shares are reflected as outstanding as though IMR had always been a part of the Company.

     On December 8, 1999 the Company issued 231,884 shares of its Common Stock to acquire a 19 percent interest in CHI.

     In connection with the FFI merger, the Company issued 3,500,000 shares of its Common Stock in exchange for all the outstanding shares of FFI. Under the provisions of APB 16, the shares are reflected as outstanding as though FFI had always been a part of the Company.

  Warrants to Purchase Common Stock

     The Company has issued warrants to four of our key health plan sponsor customers representing the right to purchase up to a total of 691,610 shares of our Common Stock at prices per share ranging from $16.31 to $21.13. The right to exercise each warrant vests in equal installments on the first five anniversaries of the date of grant so long as the customer's service agreement remains in effect. In addition, during the year ended March 31, 1997, the Company agreed to issue warrants to purchase

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES

562,500 shares of its Common Stock to one customer contingent upon future expansion of member lives. As of March 31, 2000, none of these warrants have been earned or issued.

     Prior to November of 1997, the Company accounted for these warrant agreements under the provisions of SFAS 123 and the related Emerging Issues Task Force ("EITF") 96-3. These pronouncements require that all stock issued to nonemployees be accounted for based on the fair value of the consideration received or the fair value of equity instruments issued. In addition, they require that the fair value be measured on the date the parties come to a "mutual understanding of the terms of the arrangement and agree to a binding contract" (i.e. the grant date). If the number of equity instruments is contingent upon the outcome of future events, the number of instruments that should be accounted for when determining the fair value of the transaction should be based on the best available estimate of the number of instruments expected to be issued. In management's opinion, the fair value of the warrants at the date of the agreements was not material.

     Subsequent to November 20, 1997, the Company follows the guidance of EITF 96-18, under which the measurement date is the earlier of the performance commitment date or completed performance date. The Company chose not to retroactively apply EITF 96-18 to the eligible warrants, but chose to apply this EITF prospectively to new arrangements and any modifications of existing arrangements.

     The Company has reserved shares of Common Stock at March 31, 2000, for the following:

Exercise of stock options.................................  6,164,658
Exercise of warrants......................................  1,254,110
                                                            ---------
                                                            7,418,768
                                                            =========

10. STOCK OPTION PLAN

     At March 31, 2000, the Company has three stock-based compensation plans:
Incentive Stock Option Plan, Amended and Restated Incentive Stock Option Plan, and the 1997 Nonstatutory Stock Option Plan (the "Plans"). The Plans provide for the granting of qualified stock options and incentive options to officers, directors, advisors and employees of the Company. The options must be granted with exercise prices which equal or exceed the market value of the Common Stock at the date of grant. As of March 31, 2000, the number of shares of Common Stock issuable under the Plans may not exceed 7,675,500 shares. The Plans are administered by a compensation committee appointed by the Board of Directors of the Company.

     The stock options generally vest over 5-year periods. In the event of the sale or merger with an outside corporation gaining 50% or greater ownership, options granted to certain employees become 100% vested. The options are exercisable for a period not to exceed 10 years from the date of grant. As of March 31, 2000, 2,488,092 options were vested at exercise prices of $0.49 to $20.68 per share.

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES

     SFAS 123 establishes a fair value-based method of accounting for stock-based compensation. The Company has elected to adopt SFAS 123 through disclosure with respect to employee stock-based compensation. The following table summarizes the Company's stock option activity.

                                         1998                          1999                          2000
                              ---------------------------   ---------------------------   ---------------------------
                                                WTD. AVG.                     WTD. AVG.                     WTD. AVG.
                                  SHARES        EX. PRICE       SHARES        EX. PRICE       SHARES        EX. PRICE
                              ---------------   ---------   ---------------   ---------   ---------------   ---------
Outstanding at beginning of
  year......................        2,887,500    $ 3.01           4,123,490    $ 5.27           4,553,276    $ 8.61
  Granted...................        1,304,750     10.63           1,392,300     15.71           1,418,200     20.98
  Transferred from IMR......           47,844      0.59                  --        --                  --        --
  Exercised.................          (86,104)     2.63            (726,644)     3.40            (177,734)     6.23
  Canceled..................          (30,500)     4.89            (235,870)    14.51            (233,990)    14.82
                              ---------------    ------     ---------------    ------     ---------------    ------
Outstanding at end of
  year......................        4,123,490    $ 5.27           4,553,276    $ 8.61           5,559,752    $11.58
                              ===============    ======     ===============    ======     ===============    ======
Exercisable at end of
  year......................        1,758,764    $ 2.20           1,815,200    $ 3.34           2,488,092    $ 5.42
Price range.................  $0.33 to $16.57               $0.33 to $20.69               $0.49 to $29.08
Weighted average fair value
  of options granted........   $         3.97                $         7.32                $        10.58

     The following table reflects the weighted average exercise price and weighted average contractual life of various exercise price ranges of the 5,559,752 options outstanding as of March 31, 2000.

                                               OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                     ---------------------------------------   -------------------------
                                                   WEIGHTED       WTD. AVG.                  WEIGHTED
                                                 AVG. EXERCISE   CONTRACTUAL               AVG. EXERCISE
EXERCISE PRICE RANGE                  SHARES         PRICE       LIFE (YRS.)    SHARES         PRICE
--------------------                 ---------   -------------   -----------   ---------   -------------
$ 0.49 to $ 4.50...................  1,631,272      $ 2.16           3.9       1,437,272      $ 1.84
$ 5.40 to $ 9.38...................    846,100        6.17           6.4         593,500        6.10
$10.38 to $14.69...................    804,800       14.29           8.2         178,000       14.20
$15.44 to $19.50...................  1,630,880       17.63           9.1         266,320       16.63
$20.16 to $24.25...................    375,000       22.43           9.1          13,000       20.68
$25.38 to $29.08...................    271,700       25.70           9.4              --          --
------   ------                      ---------      ------           ---       ---------      ------
$ 0.49 to $29.08                     5,559,752      $11.58           7.0       2,488,092      $ 5.42

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average ranges of assumptions for the years ended March 31, 1998, 1999, and 2000, respectively: risk-free interest rates of 4.8% to 6.3%; expected lives of three to five years; expected volatility of 30% to 60%. The Company continues to account for stock based compensation under APB 25, "Accounting for Stock Issued to Employees," as allowed by SFAS 123. Had compensation cost for these plans been determined consistent with SFAS 123, the Company's net income and net income per share would have been reduced to the following pro forma amounts:

                                                    1998         1999          2000
                                                 ----------   -----------   -----------
Net income:
  As reported..................................  $8,088,000   $14,144,000   $20,876,000
  Pro forma....................................  $7,539,000   $12,571,000   $17,349,000
Basic net income per share:
  As reported..................................  $     0.38   $      0.59   $      0.84
  Pro forma....................................  $     0.36   $      0.52   $      0.70
Diluted net income per share:
  As reported..................................  $     0.31   $      0.53   $      0.75
  Pro forma....................................  $     0.29   $      0.47   $      0.63

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES

Because SFAS 123 method of accounting has not been applied to options granted prior to April 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     On July 5, 2000, API granted 180,000 options to purchase shares of the Company's common stock to certain individuals who became employees of the Company in connection with the merger with FFI.

11. RELATED PARTY TRANSACTIONS

     In fiscal 1998, the Company entered into an agreement with Advance Capital Markets ("ACM") pursuant to which ACM agreed to act as financial advisor for the Company. In exchange for these professional services, the Company paid ACM a fee of $150,000 in 1998 in connection with the IMR transaction and $85,000 in connection with the Baumel-Eisner transaction. The fees paid are equivalent to or less than similar fees incurred in arm's-length transactions. The Managing Director of ACM is also a Director of the Company. Also in fiscal 1998, the Company paid approximately $671,000 in consulting fees to FFMC. In fiscal 1999, the Company made rebate payments of approximately $1,529,000 to Health Horizons.

12. RETIREMENT PLAN BENEFITS

     The Company sponsors a retirement plan for all eligible employees, as defined in the plan document. The plan is qualified under Section 401(k) of the Internal Revenue Code. The Company is required to contribute at least 50% of the first 6% of salary deferral contributed by each participant. The Company's contributions to the plan amounted to approximately $177,000, $268,000, and $623,000 for the years ended March 31, 1998, 1999, and 2000, respectively.

13. INCOME TAXES

     The provision for income taxes for the years ended March 31, 1998, 1999, and 2000, differed from the amounts computed by applying the U.S. federal tax rate of 34 percent in 1998 and 1999 and 35 percent in 2000 to pretax earnings as a result of the following:

                                                     1998         1999         2000
                                                  ----------   ----------   -----------
Tax at U.S. federal income tax rate.............  $4,445,000   $7,756,000   $11,800,000
State taxes.....................................     457,000      666,000       540,000
Other, net......................................      55,000      247,000       454,000
                                                  ----------   ----------   -----------
Provision for income taxes......................  $4,957,000   $8,669,000   $12,794,000
                                                  ==========   ==========   ===========

                                                     1998         1999         2000
                                                  ----------   ----------   -----------
Current.........................................  $4,516,000   $7,357,000   $11,487,000
Deferred........................................     441,000    1,312,000     1,307,000
                                                  ----------   ----------   -----------
                                                  $4,957,000   $8,669,000   $12,794,000
                                                  ==========   ==========   ===========

                    ADVANCE PARADIGM, INC. AND SUBSIDIARIES

     Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting bases and the potential benefits of certain tax carryforwards. The significant deferred tax assets and liabilities and the changes in those assets and liabilities are as follows:

                                                 MARCH 31,                   MARCH 31,
                                                   1999         CHANGES        2000
                                                -----------   -----------   -----------
Gross deferred tax assets:
  Accruals....................................  $   153,000   $   168,000   $   321,000
  Other.......................................      126,000        14,000       140,000
                                                -----------   -----------   -----------
                                                    279,000       182,000       461,000
                                                -----------   -----------   -----------
Gross deferred tax liabilities:
  Amortization of goodwill....................   (1,047,000)   (1,118,000)   (2,165,000)
  Depreciation................................     (700,000)     (773,000)   (1,473,000)
  Conversion from cash basis of acquired
     entities.................................   (1,129,000)      402,000      (727,000)
                                                -----------   -----------   -----------
                                                 (2,876,000)   (1,489,000)   (4,365,000)
                                                -----------   -----------   -----------
          Net deferred tax liability..........  $(2,597,000)  $(1,307,000)  $(3,904,000)
                                                ===========   ===========   ===========

                                   ADVANCEPCS

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION

     Effective October 2, 2000, Advance Paradigm, Inc. ("API") acquired all of the equity of PCS Health Systems, Inc. ("PCS"). The aggregate purchase price paid by API was $1.0 billion, of which API paid Rite Aid Corporation ("Rite Aid"), the seller, $675 million in cash, and issued to Rite Aid $200 million in senior subordinated notes and $125 million in API convertible preferred stock. The cash portion of the purchase price was financed with the proceeds of an $825 million senior secured credit facility and $150 million in equity financing committed by Joseph, Littlejohn & Levy, Inc. ("JLL"). The acquisition of PCS will be accounted for using the purchase method of accounting. The excess of the purchase price paid over the net identifiable assets and liabilities of PCS will be recorded as goodwill. The portion of the purchase price allocated to the net identifiable assets and goodwill is preliminary and subject to revision following the results of an appraisal and further identification of intangible assets.

     The Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended March 31, 2000 and the nine-month period ended December 31, 2000, give effect to the Combinations as if they occurred on April 1, 1999 and 2000, respectively. The historical financial statements of API are for the year ended March 31, 2000, giving effect for the merger with First Florida International Holdings, Inc., and nine months ended December 31, 2000. The historical financial statements of PCS are for the year ended February 26, 2000, the most recent fiscal year for PCS and six months ended September 23, 2000. The accompanying pro forma adjustments include: (i) the acquisition of PCS; (ii) the establishment by API of a new credit facility; (iii) the payment of certain fees and expenses associated with the PCS acquisitions; (iv) the issuance of equity to JLL; and (v) the reduction of assets to reflect PCS assets not acquired by API.

     API usually implements significant changes to the operations of the entities that it acquires to enhance profitability. In addition, API will consolidate certain operations of PCS and API which is expected to result in costs to exit activities during the fourth quarter of the fiscal year ended March 31, 2001. The expected benefits and cost reductions anticipated by API have not been reflected in the following Unaudited Pro forma Condensed Consolidated Financial Statements because their realization cannot be assured. Accordingly, these Unaudited Condensed Consolidated Pro Forma Financial Statements are not necessarily indicative of the operating results that would have been achieved had the Combinations occurred on April 1, 1999 and 2000, respectively.

     The Unaudited Condensed Consolidated Pro Forma Financial information is based on the historical financial statements of API and the historical financial statements of PCS. The pro forma adjustments are based upon available information. While the pro forma adjustments are based upon certain assumptions that API considers reasonable in the circumstances, final amounts will differ from those set forth. These adjustments are directly attributable to the transactions referenced above and are expected to have a continuing impact on the API business, results of operations, and financial position.

STATEMENT OF OPERATIONS FOR THE FISCAL YEAR ENDED MARCH 31, 2000 (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following tables present selected unaudited pro forma consolidated statement of operations data of AdvancePCS for the periods and dates indicated. The pro forma statement of operations data gives effect to our acquisition of PCS as if it had been consummated at the beginning of the periods presented. The summary unaudited pro forma financial data set forth below is presented for illustrative purposes only and is not necessary indicative of what our actual results of operations would have been had the acquisition been consummated at the beginning of such periods. The summary unaudited pro forma financial data does not purport to be indicative of our results of operations for any future period. Historical revenues for AdvancePCS and PCS have been revised to reflect adoption of consistent revenue recognition policies as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Changes in Revenue Recognition."

     Historical revenues for AdvancePCS and PCS have been revised to reflect adoption of consistent revenue recognition policies as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Changes in Revenue Recognition."

                                         YEAR ENDED        YEAR ENDED
                                       MARCH 31, 2000   FEBRUARY 26, 2000    PURCHASE
                                         HISTORICAL        HISTORICAL        PRO FORMA      ADVANCEPCS/PCS
                                       ADVANCEPCS(1)         PCS(1)         ADJUSTMENTS       PRO FORMA
                                       --------------   -----------------   -----------     --------------
Revenues.............................    $1,833,888        $1,264,694       $6,861,537(9)     $9,960,119
Gross profit.........................        75,502           207,281               --           282,783
Selling, general and administrative
  expenses...........................        38,793           154,116           (1,388)(2)       191,521
Operating income.....................        36,709            53,165            1,388            91,262
Interest income......................         1,064             7,875           (7,875)(3)         1,064
Interest expense.....................        (3,943)           (2,008)         (81,426)(4)       (87,377)
Loss on asset disposal...............          (160)               --               --              (160)
                                         ----------        ----------       ----------        ----------
Income (loss) before income taxes....        33,670            59,032          (87,913)            4,789
Provision for income taxes...........       (12,794)          (37,536)          37,481(5)        (12,849)
                                         ----------        ----------       ----------        ----------
Net income (loss)....................    $   20,876        $   21,496       $  (50,432)       $   (8,060)
                                         ==========        ==========       ==========        ==========
P/S dividends........................            --                --               --                --
Net income (loss) available to common
  shareholders.......................    $   20,876                                               (8,060)
Basic:
  Net income (loss) per share........    $     0.84                                           $    (0.28)
  Weighted average shares
     outstanding.....................        24,760                              4,207(6)         28,967
Diluted:
  Net income (loss) per share........    $     0.75                                                     (7)
  Weighted average shares
     outstanding.....................        27,737                             13,750(6)               (7)
EBITDA...............................    $   45,819        $  125,382       $   (4,200)(8)    $  167,001

STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Historical revenues for AdvancePCS and PCS have been revised to reflect adoption of consistent revenue recognition policies as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Changes in Revenue Recognition."

                                    NINE MONTHS
                                       ENDED
                                 DECEMBER 31, 2000    SIX MONTHS ENDED      PURCHASE
                                    HISTORICAL       SEPTEMBER 23, 2000     PRO FORMA      ADVANCEPCS/PCS
                                   ADVANCEPCS(1)      HISTORICAL PCS(1)    ADJUSTMENTS       PRO FORMA
                                 -----------------   -------------------   -----------     --------------
Revenues.......................     $4,032,904            $651,205         $3,636,439(9)     $8,320,548
Gross profit...................        135,074             110,298                 --           245,372
Selling, general and
  administrative expenses......         75,568              90,440              2,929(2)        168,937
Non-recurring charges..........            680                  --                 --               680
Operating income...............         58,826              19,858             (2,929)           75,755
Interest income................          2,297               6,780             (6,780)(3)         2,297
Interest expense...............        (24,250)             (1,056)           (40,497)(4)       (65,803)
Other income (expense).........         (1,200)                 --                 --            (1,200)
                                    ----------            --------         ----------        ----------
Income before income taxes.....         35,673              25,582            (50,206)           11,049
Provision for income taxes.....        (16,409)            (16,741)            19,191(5)        (13,959)
                                    ----------            --------         ----------        ----------
Net income.....................     $   19,264            $  8,841         $  (31,015)       $   (2,910)
                                    ==========            ========         ==========        ==========
P/S dividends..................             --                  --                 --                --
Net income (loss) available to
  common shareholders..........     $   19,263                                               $   (2,910)
Basic:
  Net income (loss) per
     share.....................     $     0.72                                               $    (0.10)
  Weighted average shares
     outstanding...............         26,697                                  2,805(6)         29,502
Diluted:
  Net income (loss) per
     share.....................     $     0.58                                                         (7)
  Weighted average shares
     outstanding...............         33,305                                  9,167(6)               (7)
EBITDA.........................     $   87,863            $ 57,231         $   (1,050)(8)    $  144,044

                          ADVANCEPCS AND SUBSIDIARIES

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

DETERMINATION AND ALLOCATION OF PCS PURCHASE PRICE

     At the date of the PCS acquisition, all of the equity of PCS was purchased for $1 billion. The PCS acquisition will be accounted for using the purchase method of accounting for business combinations. The preliminary allocation of the pro forma purchase price is as follows:

                                                        APRIL 1, 1999    APRIL 1, 2000
                                                        --------------   --------------
PCS purchase price....................................  $1,000,000,000   $1,000,000,000
Transaction Costs.....................................       8,700,000        8,700,000
                                                        --------------   --------------
Pro forma purchase price..............................   1,008,700,000    1,008,700,000
Net liabilities assumed (the liabilities assumed
  exceeded the net identifiable assets acquired)......     243,989,000      429,963,000
                                                        --------------   --------------
Excess purchase price.................................  $1,252,689,000   $1,438,663,000
                                                        ==============   ==============
Allocation of excess purchase price:
  Goodwill............................................  $1,091,389,000   $1,251,363,000
  Intangible assets...................................     445,000,000      511,000,000
  Deferred income tax liabilities.....................    (273,000,000)    (313,000,000)
  Accrued liabilities.................................     (10,700,000)     (10,700,000)
                                                        --------------   --------------
Excess purchase price.................................  $1,252,689,000   $1,438,663,000
                                                        ==============   ==============

---------------

(1) Reflects the audited historical combined statement of operations of API for the year ended March 31, 2000, and the unaudited consolidated statement of operations of API for the nine-month period ended December 31, 2000, which includes PCS data since the acquisition on October 2, 2000.

     The historical PCS column reflects the audited historical consolidated statement of operations of PCS for the year ended February 26, 2000, and the unaudited consolidated statement of operations of PCS for the six-month period ended September 23, 2000.

(2) The pro forma adjustment to increase selling, general and administrative expenses results from (i) the elimination of historical PCS amortization of goodwill and intangible assets; (ii) the addition of pro forma goodwill and intangible asset amortization resulting from the preliminary allocation of $1,091,389,000 and $1,251,363,000 at March 31, 1999 and 2000, respectively, to goodwill and $445,000,000 and $511,000,000 at March 31, 1999 and 2000,
     respectively, to intangible assets; (iii) the elimination of historical PCS depreciation expense on the PCS land and building not acquired; and (iv) the addition of lease expense resulting from the lease of land and buildings for the PCS operations. Goodwill is expected to be amortized over 30 years and the intangible assets will be amortized over their estimated useful lives of 5-40 years. These adjustments are as follows:

                                                 MARCH 31, 2000   DECEMBER 31, 2000
                                                 --------------   -----------------
Elimination of historical PCS goodwill
  amortization.................................   $(32,064,000)     $(16,044,000)
Elimination of historical PCS intangible asset
  amortization.................................    (29,653,000)      (14,826,000)
Pro forma goodwill amortization................     36,380,000        21,157,000
Pro forma intangible asset amortization........     21,248,750        11,292,000
Elimination of historical PCS depreciation
  expense......................................     (1,500,000)         (750,000)
Pro forma lease expense........................      4,200,000         2,100,000
                                                  ------------      ------------
Pro forma adjustment...........................   $ (1,388,250)     $  2,929,000
                                                  ============      ============

---------------

(3) Reflects the elimination of PCS affiliate interest income earned on a receivable from Rite Aid.

(4) Reflects pro forma interest expense (at assumed rates of interest) for the year ended March 31, 2000, and for the nine months ended December 31, 2000, resulting from pro forma borrowings and the amortization of deferred financing costs paid to obtain the Senior Secured Credit Facility and the elimination of historical interest expense of API and PCS. These adjustments are as follows:

                                                 MARCH 31, 2000   DECEMBER 31, 2000
                                                 --------------   -----------------
Revolver, $70,000,000 @ 9.8%...................   $ 6,860,000        $ 3,430,000
Term Note A, $150,000,000 @ 9.8%...............    14,700,000          7,350,000
Term Note B, $400,000,000 @ 10.3%..............    41,200,000         20,600,000
Senior Subordinate Notes, $200,000,000 @ 11%...    22,000,000         11,000,000
Deferred financing costs (amortized over 5-7
  years).......................................     2,616,667          1,309,000
Less API historical interest expense...........    (3,943,000)        (2,136,000)
Less PCS historical interest expense...........    (2,008,000)*       (1,056,000)**
                                                  -----------        -----------
Pro forma adjustment...........................   $81,425,667        $40,497,000
                                                  ===========        ===========
 * for the year ended February 26, 2000
** for the six months ended September 23, 2000

---------------

(5) The tax effects of pro forma adjustments were calculated using statutory rates in effect during the year ended March 31, 2000, and for the nine months ended December 31, 2000. The amortization of goodwill and intangible assets are not deductible for income tax purposes. In addition, a portion of the acquisition costs are nondeductible.

(6) Reflects the issuance of 4,207,300 shares of common stock and 3,292,700 shares of convertible Preferred Stock to JLL and 6,250,000 of Convertible Preferred Stock to Rite Aid.

                                                 MARCH 31, 2000   DECEMBER 31, 2000
                                                 --------------   -----------------
Reflects the issuance of Common Shares of
  JLL..........................................      4,207              2,805
Reflects the issuance of Convertible Preferred
  Stock to JLL.................................      3,293              2,195
Reflects the issuance of Convertible Preferred
  Stock to Rite Aid............................      6,250              4,167

(7) Potential dilutive securities were not included in the computation of fully diluted earnings per share. Inclusion of such securities would have been anti-dilutive, therefore, fully diluted earnings per share is equal to basic earnings per share.

(8) Includes pro forma adjustment of $1,050,000 per quarter for additional lease expense for PCS land and building.

(9) Amount reflects the "gross-up" in PCS data services revenues to reflect payments from plan sponsors as revenue and payments to their network pharmacy providers as cost of revenues. The purpose of this adjustment is to conform the PCS revenue policy to the API policy.

SUPPLEMENTAL INFORMATION

     API will consolidate certain operations of PCS and API which is expected to result in costs to exit activities during the fourth quarter of the fiscal year ended March 31, 2001. The consolidation is expected to include a facility closure and other synergistic activities. These events are expected to result in a pretax charge of approximately $18 million to operations.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
PCS Holding Corporation

     We have audited the accompanying consolidated balance sheets of PCS Holding Corporation and Subsidiaries (the Company) as of February 27, 1999 and February 26, 2000, and the related consolidated statements of operations, shareholder's equity, and cash flows for the thirty-six days ended February 27, 1999 and the year ended February 26, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PCS Holding Corporation and Subsidiaries at February 27, 1999 and February 26, 2000, and the consolidated results of their operations and their cash flows for the thirty-six days ended February 27, 1999 and the year ended February 26, 2000, in conformity with accounting principles generally accepted in the United States.

                                                  /s/ ERNST & YOUNG LLP

April 21, 2000, except for Note 12
  for which the date is June 15, 2000

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT PAR VALUES)

                                                              FEBRUARY 27,   FEBRUARY 26,
                                                                  1999           2000
                                                              ------------   ------------
                                         ASSETS

Current assets:
  Cash and cash equivalents.................................   $    1,955     $    3,585
  Accounts receivable, less allowances of $9,746 in 1999 and
     $5,494 in 2000.........................................      531,017        613,933
  Other receivables.........................................          674          1,391
  Inventories...............................................       32,464         37,952
  Prepaid expenses..........................................        2,718          4,742
  Deferred income taxes.....................................       10,156             46
                                                               ----------     ----------
          Total current assets..............................      578,984        661,649
Goodwill, net of amortization of $3,171 in 1999 and $35,235
  in 2000...................................................    1,282,918      1,250,854
Other intangibles, net......................................      618,005        607,792
Property and equipment, net.................................       76,882         94,734
                                                               ----------     ----------
          Total assets......................................   $2,556,789     $2,615,029
                                                               ==========     ==========

                          LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:
  Claims and rebates payable................................   $  469,497     $  518,246
  Checks outstanding in excess of bank balances.............       93,987        367,419
  Due to Rite Aid Corporation...............................       97,420             --
  Other.....................................................      126,881        185,408
                                                               ----------     ----------
          Total current liabilities.........................      787,785      1,071,073
Noncurrent liabilities:
  Deferred income taxes.....................................      238,127        232,525
  Other liabilities.........................................       11,978         15,181
Shareholder's equity:
  Class A voting common stock, $1 par value; 1,000 shares
     authorized; 565 shares outstanding.....................            1              1
Additional paid-in capital..................................    1,518,472      1,274,327
Retained earnings...........................................          426         21,922
                                                               ----------     ----------
          Total shareholder's equity........................    1,518,899      1,296,250
                                                               ----------     ----------
          Total liabilities and shareholder's equity........   $2,556,789     $2,615,029
                                                               ==========     ==========

                            See accompanying notes.

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                               THIRTY-SIX
                                                               DAYS ENDED     YEAR ENDED
                                                              FEBRUARY 27,   FEBRUARY 26,
                                                                  1999           2000
                                                              ------------   ------------
Revenue
  Mail order programs.......................................    $ 67,368      $  753,125
  Manufacturer programs.....................................      17,797         235,101
  Claims processing.........................................      12,996         199,946
  Other.....................................................       6,165          76,522
                                                                --------      ----------
                                                                 104,326       1,264,694
Expenses
  Cost of goods and services................................      86,599       1,057,413
  Selling, general and administrative.......................      10,967         122,052
  Amortization of goodwill..................................       3,171          32,064
  Interest expense (income), net............................         262          (5,867)
                                                                --------      ----------
                                                                 100,999       1,205,662
                                                                --------      ----------
Income before income taxes..................................       3,327          59,032
Income tax expense..........................................       2,901          37,536
                                                                --------      ----------
          Net income........................................    $    426      $   21,496
                                                                ========      ==========

                            See accompanying notes.

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                             (DOLLARS IN THOUSANDS)

                                              CLASS A STOCK
                                            -----------------   ADDITIONAL
                                            NUMBER OF    PAR     PAID-IN     RETAINED
                                             SHARES     VALUE    CAPITAL     EARNINGS     TOTAL
                                            ---------   -----   ----------   --------   ----------
Initial capitalization on January 23, 1999
  through purchase of Class A shares by
  Rite Aid Corporation....................     565       $ 1    $1,518,472   $    --    $1,518,473
Net income................................      --        --            --       426           426
                                               ---       ---    ----------   -------    ----------
Balance at February 27, 1999..............     565         1     1,518,472       426     1,518,899
  Net income..............................      --        --            --    21,496        21,496
  Due from Rite Aid Corporation...........      --        --      (244,145)       --      (244,145)
                                               ---       ---    ----------   -------    ----------
Balance at February 26, 2000..............     565       $ 1    $1,274,327   $21,922    $1,296,250
                                               ===       ===    ==========   =======    ==========

                            See accompanying notes.

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                              THIRTY-SIX DAYS
                                                                   ENDED         YEAR ENDED
                                                               FEBRUARY 27,     FEBRUARY 26,
                                                                   1999             2000
                                                              ---------------   ------------
Operating activities
  Net income................................................     $     426       $  21,496
  Adjustments to reconcile net income to net cash (used in)
     provided by operating activities:
     Depreciation and amortization..........................         7,064          72,217
     Loss on asset disposal.................................            --             230
     Provision for losses on receivables and other
      allowances............................................         1,591          11,291
     Changes in deferred taxes..............................        (4,627)          4,508
     Changes in operating assets and liabilities:
       Receivables..........................................      (146,518)        (84,771)
       Inventories..........................................        (5,731)         (5,488)
       Prepaid expenses.....................................        (1,346)         (2,024)
       Claims and rebates payable...........................       121,333          48,749
       Checks outstanding in excess of bank balances........      (208,983)        273,432
       Accrued and other liabilities........................        21,863          51,577
                                                                 ---------       ---------
          Net cash (used in) provided by operating
            activities......................................      (214,928)        391,217
Investing activities
  Additions to property and equipment, net..................        (1,555)        (28,581)
  Additions to other intangibles............................        (2,650)        (19,441)
                                                                 ---------       ---------
          Net cash used in investing activities.............        (4,205)        (48,022)
Financing activities
  Change in due to (from) Rite Aid Corporation..............       217,133        (341,565)
                                                                 ---------       ---------
          Net cash provided by (used in) financing
            activities......................................       217,133        (341,565)
                                                                 ---------       ---------
Net (decrease) increase in cash.............................        (2,000)          1,630
Cash at beginning of period.................................         3,955           1,955
                                                                 ---------       ---------
Cash at end of period.......................................     $   1,955       $   3,585
                                                                 =========       =========
Supplemental cash flow information
  Cash paid for interest....................................     $     370       $   1,612
                                                                 =========       =========
  Cash paid for income taxes................................     $      --       $   2,272
                                                                 =========       =========

                            See accompanying notes.

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

1. DESCRIPTION OF BUSINESS

     PCS Holding Corporation and Subsidiaries (the "Company") is an information-driven health solutions company operating in the United States. The Company provides managed pharmaceutical-related programs and services that can directly and positively improve the health of patients, and help reduce health care costs.

     Prior to January 23, 1999, the Company was a wholly owned subsidiary of Eli Lilly and Company ("Lilly"). On January 23, 1999, Rite Aid Corporation ("Rite Aid") purchased all outstanding shares of the Company's stock for $1.5 billion (accounted for under the purchase method), and at February 26, 2000 continues to own all outstanding shares of the Company's stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying consolidated financial statements of the Company include PCS Holding Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

     Rite Aid's purchase of the Company has been accounted for under the purchase method of accounting, with the purchase price and related fees of the acquisition allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. The excess of cost over the fair value of net assets acquired of approximately $1,868,589 was first allocated to identifiable intangible assets, and then to goodwill.

     Management believes that the consolidated statements of operations include an appropriate allocation of all material costs incurred by Rite Aid on the Company's behalf. These consolidated financial statements, however, may not be indicative of the Company's financial position and operations if it were a stand alone company.

  Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures at the date of the consolidated financial statements and during the reporting period. Actual results could differ from those estimates.

  Concentrations of Credit Risk

     Financial instruments that subject the Company to credit risk consist principally of (i) claims reimbursement receivables and claim fees receivable and (ii) the Company's portion of manufacturer program receivables. The Company monitors the credit worthiness of the customers to which it grants credit terms in the normal course of business and takes deposits from customers when considered necessary to collateralize its position. Concentrations of credit risk associated with these receivables are considered minimal due to a diverse, geographically dispersed customer base, contracts with whom are subject to periodic renewal.

     Manufacturer program receivables (included in accounts receivable) are concentrated in the drug manufacturing industry and had a net balance of $82,717 at February 27, 1999 and $99,356 at February 26, 2000.

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

  Cash and Cash Equivalents

     Cash and cash equivalents include all highly liquid financial instruments purchased with a maturity of three months or less, and the carrying value approximates fair value.

  Accounts Receivable and Claims and Rebates Payable

     Accounts receivable consists primarily of claims reimbursement receivables, claims processing fees receivable and manufacturer program receivables. Because these items are short-term in nature, their carrying amounts approximate fair value.

     Claims reimbursement receivables and claims payables arise from the adjudication of pharmacy claims. These amounts, along with the related claim fees receivable, are recorded when a reimbursement request is received by the Company. Reimbursements for claim payments are not included in revenue, and payments to member pharmacies are not included in expenses, unless they are part of a capitated program for which the Company takes the risk for the pharmaceutical cost. Checks outstanding are classified as liabilities because they are drawn on zero balance accounts.

     Manufacturers' rebates receivable and rebates payable arise from manufacturers' rebate programs and are recorded when a claim eligible for rebate is adjudicated by the Company. Rebates are paid to customers upon collection from manufacturers, and are either contractually limited to actual collections from manufacturers or are, in certain limited circumstances, guaranteed for a certain rebate per claim. The Company generally is paid a portion of rebates collected as a rebate processing fee. The customer portion of rebates collected is not included in revenue, and correspondingly payments of rebates to customers are not included in expenses.

     The Company participates in Rite Aid's accounts receivable securitization program, whereby Rite Aid and certain of its subsidiaries sell, on an ongoing basis, a pool of receivables to a wholly owned bankruptcy-remote special purpose funding subsidiary of Rite Aid. Under the securitization program, new receivables are sold as collections reduce previously sold accounts receivable. The Company services, administers and collects the receivables on behalf of the purchaser. The Company had accounts receivable of approximately $-0- at February 27, 1999 and $1,534 at February 26, 2000 which it was servicing but which had been sold under the securitization program (and the proceeds from the sale are included in the balance due from Rite Aid Corporation).

  Due from Rite Aid Corporation

     The Company participates in the daily cash management program of Rite Aid, through which it invests excess cash and has access to short-term borrowings. Under the program, the Company pays or receives interest on its balances in the program at approximately 5.5 percent.

     The due from Rite Aid Corporation balance at February 26, 2000 is reflected as a reduction of additional paid-in capital as it is Rite Aid's intention not to repay the balance to the Company, except to the extent funds are needed for the Company's current operations. The balance due to Rite Aid at February 27, 1999, however, is included in current liabilities as it was repaid to Rite Aid.

  Inventories

     Inventories consist primarily of pharmaceutical products for mail order programs. Inventories are recorded at the lower of cost or market. Cost is determined using the first-in, first-out method.

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

  Deferred Income Taxes

     Deferred income taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates.

  Goodwill

     Goodwill represents the amount of the purchase price of the Company's stock paid by Rite Aid in excess of the identifiable net assets acquired, and is amortized on a straight-line basis over 40 years.

     On a periodic basis, the Company estimates the future undiscounted cash flows of its business to which goodwill relates to assure that the carrying value of goodwill has not been impaired.

  Other Intangibles

     Other intangibles consist of those intangible assets identified at the time of Rite Aid's purchase of the Company's stock. Provisions for amortization are computed by the straight-line method based on the estimated useful lives of the underlying assets as follows:

Trade name..............................................      40 years
Customer base...........................................      30 years
Pharmacy network........................................      30 years
Assembled work force....................................       6 years
Internally developed software...........................       5 years
Capitalized software costs..............................  2 to 8 years

     On a periodic basis, the Company estimates the future undiscounted cash flows of its business to which the other intangibles relate to assure that the carrying value of the other intangibles has not been impaired.

  Property and Equipment

     Property and equipment is stated at cost, less accumulated depreciation. Provisions for depreciation are generally computed by the straight-line method based on the estimated useful lives of the underlying assets as follows:

Buildings and improvements.............................  8 to 30 years
Equipment..............................................   3 to 5 years
Furniture and fixtures.................................       10 years

     When property or equipment is retired or sold, its cost and related accumulated depreciation are written off and the resulting gain or loss is included in net income.

  Revenue

     Revenue includes claims processing fees which are accrued when the related claim is adjudicated and approved for payment. Certain of the Company's agreements require its customers to pay a fee per covered member rather than a fee per claim. The Company records these fees monthly based upon member counts provided by its customers. Revenue from manufacturer programs is recognized when services are performed. Mail order program revenue is recognized when prescriptions are shipped. Other revenue is generally recognized as the related services are performed.

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

3. OTHER INTANGIBLES

     Other intangibles consist of the following:

                                                              FEBRUARY 27,   FEBRUARY 26,
                                                                  1999           2000
                                                              ------------   ------------
Customer base...............................................    $357,400       $357,400
Trade name..................................................     113,100        113,100
Capitalized software costs..................................      38,299         57,739
Internally developed software...............................      21,900         21,900
Pharmacy network............................................      76,700         76,700
Assembled work force........................................      13,400         13,400
                                                                --------       --------
                                                                 620,799        640,239
Accumulated amortization....................................      (2,794)       (32,447)
                                                                --------       --------
                                                                $618,005       $607,792
                                                                ========       ========

     In connection with Rite Aid's acquisition of the Company, intangible assets were identified with an estimated fair value of $582,500. Capitalized software costs represent cash expenditures by the Company.

     Accumulated amortization on the capitalized software costs portion of other intangibles was $436 at February 27, 1999 and $6,244 at February 26, 2000. Amortization expense for other intangibles was $2,794 during the thirty-six days ended February 27, 1999 and $29,653 during the year ended February 26, 2000 (which includes $436 during the thirty-six days ended February 27, 1999 and $5,808 during the year ended February 26, 2000 for capitalized software costs).

4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                              FEBRUARY 27,   FEBRUARY 26,
                                                                  1999           2000
                                                              ------------   ------------
Land........................................................    $36,220        $ 36,444
Buildings and improvements..................................     20,094          31,557
Equipment...................................................     10,230          18,777
Furniture and fixtures......................................      6,780          15,135
Construction in progress....................................      4,657           4,419
                                                                -------        --------
                                                                 77,981         106,332
Accumulated depreciation....................................     (1,099)        (11,598)
                                                                -------        --------
                                                                $76,882        $ 94,734
                                                                =======        ========

     Depreciation expense was $1,099 during the thirty-six days ended February 27, 1999 and $10,499 during the year ended February 26, 2000.

5. INCOME TAXES

     The Company is included in Rite Aid's consolidated federal income tax filings, and participates in Rite Aid's tax sharing arrangement. Rite Aid's tax sharing arrangement contemplates each subsidiary computing its federal income tax payable or receivable as if it were filing its own separate federal tax return, and then the subsidiary either owes or is owed the computed amount by Rite Aid (included in the net due to/from Rite Aid Corporation balance). Under Rite Aid's tax sharing arrangement, a subsidiary

                    PCS HOLDING CORPORATION AND SUBSIDIARIES will only receive a benefit for a net operating loss carryforward to the extent it can be utilized in Rite Aid's consolidated tax filing.

     The Company's income tax expense has been computed as if the Company filed separate income tax returns for all periods. However, due to the tax sharing arrangement with Rite Aid, the Company is unable to use any of its net operating loss carryforwards for the year ending February 26, 2000. Instead, the Company is utilizing current year losses generated by Rite Aid and, therefore, must compensate Rite Aid for the use of these losses.

     Following is the composition of income tax expense:

                                                               THIRTY-SIX
                                                               DAYS ENDED     YEAR ENDED
                                                              FEBRUARY 27,   FEBRUARY 26,
                                                                  1999           2000
                                                              ------------   ------------
Current:
  Federal...................................................    $ 9,993        $25,922
  State.....................................................         --          7,102
                                                                -------        -------
                                                                  9,993         33,024
Deferred:
  Federal...................................................     (7,814)         3,538
  State.....................................................        722            974
                                                                -------        -------
                                                                 (7,092)         4,512
                                                                -------        -------
                                                                $ 2,901        $37,536
                                                                =======        =======

     Income tax expense differs from the amount computed by applying the federal statutory rate to the income before income taxes as follows:

                                                               THIRTY-SIX
                                                               DAYS ENDED     YEAR ENDED
                                                              FEBRUARY 27,   FEBRUARY 26,
                                                                  1999           2000
                                                              ------------   ------------
Income tax expense computed at federal statutory rate.......     $1,164        $20,661
State income taxes, net of federal benefit..................        469          5,249
Amortization of goodwill....................................      1,110         11,223
Other, net..................................................        158            403
                                                                 ------        -------
                                                                 $2,901        $37,536
                                                                 ======        =======

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities are as follows:

                                                              FEBRUARY 27,   FEBRUARY 26,
                                                                  1999           2000
                                                              ------------   ------------
Current deferred income tax assets (liabilities):
  Risk reserves.............................................   $   7,134      $   5,804
  Allowances................................................       7,283          5,980
  Deferred revenue..........................................      (6,722)       (12,852)
  Deferred compensation.....................................         908          1,073
  Other.....................................................       1,553             41
                                                               ---------      ---------
          Net current deferred income tax assets............   $  10,156      $      46
                                                               =========      =========
Long-term deferred income tax assets (liabilities):
  Postemployment plan.......................................   $   1,991      $   2,956
  Deferred compensation.....................................       4,483          4,572
  Net operating loss carryforwards..........................      19,540         19,540
  Other intangible assets...................................    (236,045)      (226,343)
  Capitalized software......................................     (11,174)       (16,935)
  Accelerated depreciation..................................      (6,148)        (6,843)
  Other.....................................................         280          1,582
  Valuation allowance.......................................     (11,054)       (11,054)
                                                               ---------      ---------
          Net long-term deferred income tax liabilities.....   $(238,127)     $(232,525)
                                                               =========      =========

     At February 26, 2000, the Company has federal net operating loss carryforwards of approximately $51,779 which begin to expire in the year 2018. The utilization of these net operating losses could be limited by specific sections of the Internal Revenue Code related to stock ownership changes. The Company has a valuation allowance at February 27, 1999 and February 26, 2000 as it is uncertain, at present, that it will realize the full benefit of the net operating loss carryforwards under Rite Aid's tax sharing arrangement. A valuation allowance has not been established for a portion of the net operating loss carryforwards as it relates to a liability associated with a tax benefit due to Lilly upon being recognized.

6. OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following:

                                                              FEBRUARY 27,   FEBRUARY 26,
                                                                  1999           2000
                                                              ------------   ------------
Accounts payable and accrued expenses.......................    $ 52,452       $ 95,764
Employee compensation.......................................      12,635         23,407
Deposits....................................................      14,713         12,894
Unearned revenue............................................       6,118         22,612
Other.......................................................      40,963         30,731
                                                                --------       --------
                                                                $126,881       $185,408
                                                                ========       ========

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

7. LEASES

     Future minimum operating lease payments for facilities and equipment at February 26, 2000 are as follows:

Fiscal years ended:
  2001....................................................   $11,672
  2002....................................................     9,184
  2003....................................................     5,363
  2004....................................................     1,334
  2005....................................................       555
  Thereafter..............................................       593
                                                             -------
                                                             $28,701
                                                             =======

     Rent expense was $1,343 during the thirty-six days ended February 27, 1999 and $17,045 during the year ended February 26, 2000.

8. COMMITMENTS AND CONTINGENCIES

     The Company enters into risk contracts with certain customers in the ordinary course of business. These contracts provide that the Company assume varying percentages of the risk associated with claims experience differing from fixed fee arrangements under managed care programs. In addition, the Company, in certain limited circumstances, guarantees a specific amount of savings for certain customers. Included in other current liabilities in the accompanying consolidated balance sheets are management's estimates of the amounts required to cover losses incurred under such contracts.

     The Company is subject to various claims, including possible legal actions brought by plan sponsors for alleged errors or omissions arising out of the ordinary course of business. Management believes that it has a combination of adequate insurance coverage and reserves against potential losses and that the outcome of such claims will not have a material adverse effect on the Company's consolidated financial position or results of operations.

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

9. RETIREMENT BENEFITS

     The funded status and amounts recognized in the consolidated balance sheets at February 27, 1999 and February 26, 2000 for the Company's defined benefit pension and retiree health benefit plans, as well as changes in the benefit obligation and plan assets during fiscal 2000, were as follows:

                                                           DEFINED BENEFIT       RETIREE
                                                            PENSION PLAN     HEALTH BENEFITS
                                                           ---------------   ---------------
Change in benefit obligation:
  Benefit obligation at February 27, 1999................      $23,271           $ 3,756
  Service cost...........................................        3,740               693
  Interest cost..........................................        1,567               252
  Actuarial gain.........................................       (4,158)             (706)
  Benefits paid..........................................         (187)              (66)
                                                               -------           -------
          Benefit obligation at February 26, 2000........       24,233             3,929
Change in plan assets:
  Fair value of plan assets at February 27, 1999.........       21,680                --
  Actual return on plan assets...........................        3,595                --
  Employer contribution..................................        2,380                66
  Benefits paid..........................................         (187)              (66)
                                                               -------           -------
          Fair value of plan assets at February 26,
            2000.........................................       27,468                --
Funded status............................................        3,235            (3,929)
Unrecognized net actuarial gain..........................       (5,509)             (383)
                                                               -------           -------
          Net amount recognized..........................      $(2,274)          $(4,312)
                                                               =======           =======
Amounts recognized in consolidated balance sheet
  consisted of:
  Accrued benefit liability..............................      $ 2,274           $ 4,312
                                                               -------           -------
Net amount recognized....................................      $ 2,274           $ 4,312
                                                               =======           =======
Weighted-average assumptions as of February 26, 2000:
  Discount rate..........................................          7.8%              7.8%
  Expected return on plan assets.........................          9.0                --
  Rate of compensation increase..........................          5.9                --

     Health care cost trend rates were assumed to increase at an annual rate of
6.5 percent in 2001 for participants under age 65, and decrease one-half percent per year to 5.5 percent in 2002 and thereafter. For participants over age 65, the annual rate was assumed to be 5.5 percent.

     Net pension and retiree health benefit expense were not computed for the thirty-six days ended February 27, 1999. The amounts for the year ended February 26, 2000 included the following components:

                                                           DEFINED BENEFIT       RETIREE
                                                            PENSION PLAN     HEALTH BENEFITS
                                                           ---------------   ---------------
Components of net periodic benefit cost:
  Service cost...........................................      $ 3,740            $693
  Interest cost..........................................        1,567             252
  Expected return on plan assets.........................       (1,873)             --
                                                               -------            ----
          Net periodic benefit cost......................      $ 3,434            $945
                                                               =======            ====

     The assumed health care cost trend rates have a significant effect on the retiree health benefits amounts reported. If these trend rates were to be increased by one percentage point each future year, the

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

February 26, 2000 accumulated postretirement benefit obligation would increase by 13.4 percent, and the aggregate of the service cost and interest cost components of 2000 annual expense would increase by 17.6 percent. A one percentage point decrease in these rates would decrease the February 26, 2000 accumulated postretirement benefit obligation by 11.7 percent, and the aggregate of the 1999 service cost and interest cost by 14.9 percent.

     The Company also has a defined contribution savings plan that covers its eligible employees. The purpose of the defined contribution plan is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plan are based on employee contributions and the level of Company match. Expenses under the plan totaled $439 during the thirty-six days ended February 27, 1999 and $5,440 during the year ended February 26, 2000.

     The Company provides certain other postemployment benefits, primarily related to disability benefits, and accrues for the related cost over the service lives of the employees. Expenses associated with these benefit plans during the years ended February 27, 1999 and February 26, 2000 were not significant.

10. RELATED PARTY TRANSACTIONS

  Officer Retention Bonuses

     At the time Rite Aid purchased the Company, certain of the Company's officers were provided with a financial incentive to remain at the Company. Under this retention incentive program, and by remaining at the Company, the participating officers vest annually in the financial benefits through January 22, 2002. The value of the benefits is determined based upon the Rite Aid stock price during the vesting period, but is not to be less than an established floor value. The Company recognized compensation expense under this program of $706 during the thirty-six days ended February 27, 1999 and $7,137 during the year ended February 26, 2000.

     In the event of a change in control of the Company, the participating officers immediately become fully vested in the program's benefits. The occurrence of such an event at February 26, 2000 would have caused approximately $5,178 of additional compensation costs to be recognized during the year ended February 26, 2000.

  Other

     Certain expenses, principally employee benefits and general liability and workers' compensation insurance premiums, are paid on behalf of and charged to the Company by Rite Aid. In addition, the Company has used certain resources and administrative staff of Rite Aid, including financial, legal, tax, internal audit, accounting advice, and other personnel and employee benefit services. Management believes that the consolidated statements of operations include an appropriate allocation of all material costs incurred by Rite Aid during thirty-six days ended February 27, 1999 and the year ended February 26, 2000 on the Company's behalf.

     The Company has not recognized any revenue in connection with transactions with Rite Aid during the thirty-six days ended February 27, 1999 or the year ended February 26, 2000.

     Rite Aid employees have received health insurance coverage from some of the Company's health plan customers. The impact of this on the Company's revenue is not material to the consolidated financial statements.

     The Company recognized net interest income under its cash management programs with Rite Aid of $0 during the thirty-six days ended February 27, 1999 and $7,875 during the year ended February 26, 2000.

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

11. YEAR 2000 (UNAUDITED)

     The Company was required to modify or replace certain portions of its software, hardware and equipment so that its systems and equipment would function properly with respect to dates in the year 2000 and thereafter. The Company utilized both internal and external resources to reprogram or replace, and test the software and equipment for year 2000 readiness. The majority of the Company's business is performed with third parties via interfaced systems. As a result, the Company's Year 2000 project included a review of the third parties to determine the extent the Company would be affected by third party failures to mitigate their own Year 2000 issues.

     For its assessment and efforts on its Year 2000 project, the Company incurred approximately $10.4 million ($10.1 million expensed and $.3 million capitalized for new systems and equipment) through February 27, 1999, and $12.9 million ($12.6 million expensed and $.3 million capitalized for new systems and equipment) through February 26, 2000.

12. SUBSEQUENT EVENTS

     Rite Aid has entered into an agreement with an outside party to sell certain of the Company's real property assets with a book value at February 26, 2000 of approximately $17,995 (primarily including 53.4 acres of land located in Scottsdale, Arizona). It is planned that, subsequent to February 26, 2000, the Company will transfer these real property assets to Rite Aid.

     In June 2000, Rite Aid entered into a new senior credit facility agreement with an outside lender under which all of the assets of the Company are pledged as security.

                         REPORT OF INDEPENDENT AUDITORS

Shareholders
PCS Holding Corporation and Subsidiaries

     We have audited the accompanying consolidated balance sheets of PCS Holding Corporation and Subsidiaries (the Company) as of December 31, 1997 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PCS Holding Corporation and Subsidiaries at December 31, 1997 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                            /s/ ERNST & YOUNG LLP

January 14, 1999

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT PAR VALUES)

                                                                     DECEMBER 31
                                                              -------------------------
                                                                 1997          1998
                                                              -----------   -----------
                                        ASSETS

Current assets:
  Cash and cash equivalents.................................  $     2,157   $     2,956
  Accounts receivable, less allowances of $12,995 in 1997
     and $10,174
     in 1998................................................      374,853       492,416
  Due from Parent...........................................      158,948       256,446
  Other receivables.........................................        1,225           650
  Inventories...............................................       12,146        16,673
  Prepaid expenses..........................................        1,948         2,050
  Deferred income taxes.....................................       16,570        13,965
                                                              -----------   -----------
          Total current assets..............................      567,847       785,156
Goodwill, net of amortization of $279,170 in 1997 and
  $318,102 in 1998..........................................    1,436,289     1,397,357
Property and equipment, net.................................       96,200       105,038
Deferred income taxes.......................................        2,896            --
                                                              -----------   -----------
          Total assets......................................  $ 2,103,232   $ 2,287,551
                                                              ===========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Claims and rebates payable................................  $   354,341   $   435,196
  Checks outstanding in excess of bank balances.............      234,131       317,851
  Deposits..................................................       22,713        20,125
  Other.....................................................      103,550       113,118
                                                              -----------   -----------
          Total current liabilities.........................      714,735       886,290
Noncurrent liabilities:
  Deferred income taxes.....................................           --         5,863
  Other liabilities.........................................       14,163        13,061
Shareholders' equity:
  Class A voting common stock, $1 par value; 1,000 shares
     authorized; 565 shares outstanding at December 31, 1997
     and 1998...............................................            1             1
  Class B voting convertible preferred stock, $1 par value;
     160 and 0 shares authorized and outstanding at December
     31, 1997 and 1998,
     respectively...........................................           --            --
                                                              -----------   -----------
Additional paid-in capital..................................    3,953,036     3,957,368
Accumulated deficit.........................................   (2,578,703)   (2,575,032)
                                                              -----------   -----------
          Total shareholders' equity........................    1,374,334     1,382,337
                                                              -----------   -----------
          Total liabilities and shareholders' equity........  $ 2,103,232   $ 2,287,551
                                                              ===========   ===========

                            See accompanying notes.

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31
                                                            ----------------------------------
                                                              1996         1997         1998
                                                            ---------   -----------   --------
Revenue
  Claims processing.......................................  $ 146,929   $   171,371   $141,096
  Manufacturer programs...................................     63,666       119,289    183,758
  Mail order programs.....................................    111,090       224,094    467,202
  Other...................................................     32,814        32,671     48,648
                                                            ---------   -----------   --------
                                                              354,499       547,425    840,704
Expenses
  Cost of goods and services..............................    248,015       428,705    660,305
  Selling, general and administrative.....................    103,822        98,972     95,293
  Goodwill amortization...................................    101,518        65,010     38,933
  Asset impairment........................................         --     2,345,244         --
  Interest, net...........................................      1,164        (1,202)    (2,417)
                                                            ---------   -----------   --------
                                                              454,519     2,936,729    792,114
                                                            ---------   -----------   --------
(Loss) income before income taxes.........................   (100,020)   (2,389,304)    48,590
Income tax expense........................................      6,213         6,264     31,956
                                                            ---------   -----------   --------
          Net (loss) income...............................  $(106,233)  $(2,395,568)  $ 16,634
                                                            =========   ===========   ========

                            See accompanying notes.

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            YEARS ENDED DECEMBER 31
                             (DOLLARS IN THOUSANDS)

                                            CLASS A STOCK    CLASS B STOCK
                          COMMON STOCK      --------------   --------------
                        -----------------   NUMBER           NUMBER           ADDITIONAL
                        NUMBER OF    PAR      OF      PAR      OF      PAR     PAID-IN     ACCUMULATED
                         SHARES     VALUE   SHARES   VALUE   SHARES   VALUE    CAPITAL       DEFICIT        TOTAL
                        ---------   -----   ------   -----   ------   -----   ----------   -----------   -----------
Balance at January 1,
  1996................     100       $--      --      $--       --     $--    $3,953,037   $   (74,847)  $ 3,878,190
Net loss..............      --        --      --       --       --      --            --      (106,233)     (106,233)
                          ----       ---     ---      ---     ----     ---    ----------   -----------   -----------
Balance at December
  31, 1996............     100        --      --       --       --      --     3,953,037      (181,080)    3,771,957
Net loss..............      --        --      --       --       --      --            --    (2,395,568)   (2,395,568)
Recapitalization, on
  October 7, 1997.....    (100)       --     565        1      160      --            (1)           --            --
Dividends to Class B
  shareholder.........      --        --      --       --       --      --            --        (2,055)       (2,055)
                          ----       ---     ---      ---     ----     ---    ----------   -----------   -----------
Balance at December
  31, 1997............      --        --     565        1      160      --     3,953,036    (2,578,703)    1,374,334
Net income............      --        --      --       --       --      --            --        16,634        16,634
Capital contribution
  from Parent.........      --        --      --       --       --      --       177,120            --       177,120
Dividends to Class B
  shareholder.........      --        --      --       --       --      --            --       (12,963)      (12,963)
Repurchase of Class B
  shares..............      --        --      --       --     (160)     --      (172,660)           --      (172,660)
Other equity
  transfers...........      --        --      --       --       --      --          (128)           --          (128)
                          ----       ---     ---      ---     ----     ---    ----------   -----------   -----------
Balance at December
  31, 1998............      --       $--     565      $ 1       --     $--    $3,957,368   $(2,575,032)  $ 1,382,337
                          ====       ===     ===      ===     ====     ===    ==========   ===========   ===========

                            See accompanying notes.

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31
                                                           -----------------------------------
                                                             1996         1997         1998
                                                           ---------   -----------   ---------
Operating Activities
Net (loss) income........................................  $(106,233)  $(2,395,568)  $  16,634
Adjustments to reconcile net (loss) income to net cash
  provided by operating activities:
     Depreciation and amortization.......................    118,163        82,694      55,351
     Loss on asset disposal..............................         --            --       2,967
     Asset impairment....................................         --     2,345,244          --
     Provision for losses on receivables and other
       allowances........................................     13,525        12,091       1,265
     Deferred income tax expense.........................      8,558         5,703      11,364
     Changes in operating assets and liabilities:
       Receivables.......................................    117,619        (9,236)   (110,800)
       Inventories.......................................     (3,649)       (7,468)     (4,527)
       Prepaid expenses..................................        410           353        (102)
       Claims and rebates payable........................    (56,002)       12,789      80,855
       Checks outstanding in excess of bank balances.....    (93,356)       60,712      83,720
       Accrued and other liabilities.....................     (4,946)       14,840      (1,575)
                                                           ---------   -----------   ---------
          Net cash (used in) provided by operating
            activities...................................     (5,911)      122,154     135,152
Investing Activities
  Additions to property and equipment....................    (30,599)      (15,490)    (28,224)
                                                           ---------   -----------   ---------
          Net cash used in investing activities..........    (30,599)      (15,490)    (28,224)
Financing Activities
  Change in due from Parent..............................     36,061      (104,477)    (97,498)
  Dividends to Class B shareholder.......................         --        (2,055)    (12,963)
  Capital contribution from Parent.......................         --            --     177,120
  Repurchase of Class B shares...........................         --            --    (172,660)
  Other equity transfers.................................         --            --        (128)
                                                           ---------   -----------   ---------
          Net cash provided by (used in) financing
            activities...................................     36,061      (106,532)   (106,129)
                                                           ---------   -----------   ---------
Net (decrease) increase in cash..........................       (449)          132         799
Cash at beginning of year................................      2,474         2,025       2,157
                                                           ---------   -----------   ---------
Cash at end of year......................................  $   2,025   $     2,157   $   2,956
                                                           =========   ===========   =========
Supplemental Cash Flow Information
  Cash paid for interest.................................  $     363   $       566   $     622
                                                           =========   ===========   =========
  Cash paid for income taxes.............................  $     645   $     1,706   $  19,366
                                                           =========   ===========   =========

                            See accompanying notes.

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

1. DESCRIPTION OF BUSINESS

     PCS Holding Corporation and Subsidiaries (the "Company") is an information-driven health solutions company operating in the United States. The Company provides managed pharmaceutical-related programs and services that can directly and positively improve the health of patients, and help reduce health care costs.

     On November 21, 1994, the Company was acquired by Eli Lilly and Company (the "Parent") for approximately $4.1 billion. The acquisition was accounted for as a purchase by its Parent, and the resulting goodwill was pushed down to the Company's consolidated balance sheet (see Asset Impairment note). In November 1998, the Parent entered into an agreement with Rite Aid Corporation (Rite Aid) whereby Rite Aid will purchase all outstanding shares of the Company's stock (see Sale of the Company note).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying consolidated financial statements of the Company include PCS Holding Corporation and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

     Management believes that the consolidated statements of operations include an appropriate allocation of all material costs incurred by the Parent on the Company's behalf.

  Reclassifications

     Certain reclassifications have been made to the 1996 and 1997 consolidated financial statements to conform with the classifications of the 1998 consolidated financial statements.

  Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the consolidated financial statements and during the reporting period. Actual results could differ from those estimates.

  New Financial Accounting Standard

     In December 1997, Statement of Financial Accounting Standard (SFAS) No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, was issued and, as required, was adopted by the Company in 1998. The statement revises current disclosure requirements for employers' pensions and other retiree benefits. Implementation of this disclosure standard did not affect the Company's consolidated financial position or results of operations.

  Concentrations of Credit Risk

     Financial instruments that subject the Company to credit risk consist principally of (i) claims reimbursement receivables and claim fees receivable and (ii) the Company's portion of manufacturer program receivables. The Company monitors the credit worthiness of the customers to which it grants credit terms in the normal course of business and takes deposits from customers when considered necessary to collateralize its position. Concentrations of credit risk associated with these trade receivables are considered minimal due to a diverse, geographically dispersed customer base.

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

     Manufacturer program receivables (included in accounts receivable) are concentrated in the drug manufacturing industry and had a net balance of $55,053 in 1997 and $78,455 in 1998.

  Cash and Cash Equivalents

     Cash and cash equivalents include all highly liquid financial instruments purchased with a maturity of three months or less, and the carrying value approximates fair value.

  Accounts Receivable and Claims and Rebates Payable

     Accounts receivable consists primarily of claims reimbursement receivables, claims processing fees receivable and manufacturer program receivables. Because these items are short-term in nature, their carrying amounts approximate fair value.

     Claims reimbursement receivables and claims payables arise from the adjudication of pharmacy claims. These amounts, along with the related claims processing fees receivable, are recorded when a reimbursement request is received by the Company. Reimbursements for claim payments are not included in revenues, and payments to member pharmacies are not included in expenses. Checks outstanding are classified as liabilities because they are drawn on zero balance accounts.

     Manufacturers' rebates receivable and rebates payable arise from manufacturers' rebate programs and are recorded when a claim eligible for rebate is processed by the Company. Rebates are paid to customers upon collection from manufacturers and are either contractually limited to actual collections from manufacturers or are guaranteed for a certain rebate per claim. Liabilities associated with the guarantees per claim are included in other liabilities. The Company generally retains a portion of rebates collected as a processing fee. The remainder of rebates collected is not included in revenues, and payments of rebates to customers are not included in expenses.

  Due from Parent

     The Company participates in the daily cash management program of its Parent through which it invests excess cash and has access to short-term borrowings. The Company pays or receives interest on its balances in the program at the per annum interest rate of 90-day dealer placed commercial paper.

  Inventories

     Inventories consist primarily of pharmaceutical products for mail order programs. Inventories are recorded at the lower of cost or market. Cost is determined using the first-in, first-out method.

  Deferred Income Taxes

     Deferred income taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates.

  Goodwill

     Goodwill represents the amount of the purchase price paid in excess of the net tangible assets acquired and is being amortized on a straight-line basis over 40 years. On a periodic basis, the Company estimates the future undiscounted cash flows of its business to which goodwill relates to assure that the carrying value of goodwill has not been impaired (see Asset Impairment note).

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

  Property and Equipment

     Property and equipment is stated at cost, less accumulated depreciation. Provisions for depreciation are generally computed by the straight-line method at rates based on the estimated useful lives of the underlying assets as follows:

Buildings and improvements.............................  5 to 20 years
Equipment..............................................   3 to 5 years
Furniture and fixtures.................................       10 years
Capitalized software...................................   2 to 8 years

     When property or equipment is retired or sold, its cost and related accumulated depreciation are written off and the resulting gain or loss is included in net earnings.

  Revenues

     Revenues include claims processing fees which are accrued when the related claim is processed and approved for payment. Certain of the Company's agreements require its customers to pay a fee per covered member rather than a fee per claim processed. The Company records these fees monthly based upon member counts provided by its customers. Revenues from manufacturer programs are recognized when services are performed. Mail order program revenue is recognized when prescriptions are shipped. Other revenues are generally recognized as the related services are performed.

     Total revenue from unaffiliated customers, all of which are generated in the United States, were approximately $347,000 in 1996, $527,000 in 1997 and $810,000 in 1998.

3. SALE OF THE COMPANY

     In November 1998, the Parent entered into an agreement with Rite Aid whereby Rite Aid will purchase from the Parent all shares of the Company's Class A stock for approximately $1.5 billion, with the Parent retaining $100 million of additional cash. In connection with this transaction, the Company bought back all outstanding Class B shares for $172,660. In addition to dividends paid for first three quarters of 1998 of $7,292, Class B dividends of $5,671 were paid at the time of the buy back of the Class B shares. The buy back of the Class B shares and the payment of the dividends were primarily funded by a $177,120 capital contribution from the Parent.

     The terms of the sale agreement support the future benefit of the Company's carrying value of goodwill and net deferred tax assets. The Company is not aware of any plans or intentions, in connection with the proposed sale, to terminate any of the Company's pension or other postretirement employee benefit plans.

4. ASSET IMPAIRMENT

     The Parent purchased the Company for approximately $4.1 billion in November 1994. Substantially all of the purchase price was allocated to goodwill.

     During 1997, pursuant to SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, the Parent evaluated the recoverability of long-lived assets, including intangibles, of the Company's health-care-management businesses. While revenues and profits had grown since acquisition and new capabilities were being developed at the Company, the rapidly changing, competitive and highly regulated environment in which the Company operates had prevented the Company from significantly increasing its operating profits from levels that existed prior to the acquisition. In addition, since the acquisition, the healthcare-industry trend toward increased managed care had been

                    PCS HOLDING CORPORATION AND SUBSIDIARIES slower than originally expected and the possibility of selling a portion of the Company's equity to a strategic partner had not been realized. In the second quarter of 1997, concurrent with the Company's annual planning process, the Parent determined that the Company's estimated future undiscounted cash flows were below the carrying value of the Company's long-lived assets. Accordingly, the carrying value of the Company's long-lived assets, primarily goodwill, was adjusted to their estimated fair value of approximately $1.5 billion, resulting in a noncash impairment loss of approximately $2.3 billion during 1997. The estimated fair value was based on anticipated future cash flows discounted at a rate commensurate with the risk involved.

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31:

                                                                1997       1998
                                                              --------   ---------
Land........................................................  $ 29,329   $  29,329
Buildings and improvements..................................    31,905      37,592
Equipment...................................................    86,362      79,036
Furniture and fixtures......................................    14,689      15,219
Capitalized software........................................    21,391      43,901
Construction in progress....................................     4,077       4,248
                                                              --------   ---------
                                                               187,753     209,325
Accumulated depreciation....................................   (91,553)   (104,287)
                                                              --------   ---------
                                                              $ 96,200   $ 105,038
                                                              ========   =========

     Depreciation expense during was $16,645 in 1996, $17,692 in 1997 and $16,414 in 1998.

6. INCOME TAXES

     The Company was included in its Parent's consolidated federal income tax returns for periods from January 1, 1995 through October 15, 1997. For the period from October 16, 1997 through December 31, 1997, and for the twelve month period ended December 31, 1998, the Company filed its own separate federal tax returns (see Stockholders' Equity note). The Company's income tax expense has been computed as if the Company filed separate income tax returns for all years.

     Following is the composition of income tax expense for the years ended December 31:

                                                            1996      1997     1998
                                                           -------   ------   -------
Current:
  Federal................................................  $(3,498)  $ (400)  $20,101
  State..................................................    1,153      961       491
                                                           -------   ------   -------
                                                            (2,345)     561    20,592
Deferred:
  Federal................................................    1,523    5,440    11,944
  State..................................................    7,035      263      (580)
                                                           -------   ------   -------
                                                             8,558    5,703    11,364
                                                           -------   ------   -------
                                                           $ 6,213   $6,264   $31,956
                                                           =======   ======   =======

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

     Income tax expense differs from the amount computed by applying the federal statutory rate to the (loss) income before income taxes for the years ended December 31 as follows:

                                                         1996       1997       1998
                                                       --------   ---------   -------
Income tax benefit computed at federal statutory
  rate...............................................  $(35,007)  $(836,975)  $12,469
State income taxes, net of federal benefit...........     5,342         385       319
Amortization of goodwill.............................    35,531      22,754    13,626
Asset impairment.....................................        --     820,835        --
Dividends paid to minority owner.....................        --          --     4,537
Other, net...........................................       347        (735)    1,005
                                                       --------   ---------   -------
                                                       $  6,213   $   6,264   $31,956
                                                       ========   =========   =======

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities at December 31 are as follows:

                                                               1997      1998
                                                              -------   -------
Current deferred income tax assets:
  Risk reserves.............................................  $12,614   $ 8,823
  Allowances................................................    3,634     4,831
  Deferred compensation.....................................      136        --
  Other.....................................................      186       311
                                                              -------   -------
          Net current deferred income tax assets............  $16,570   $13,965
                                                              =======   =======
Long-term deferred income tax assets (liabilities):
  Risk reserves.............................................  $   206   $    --
  Postretirement plan.......................................    1,894     1,484
  Deferred compensation.....................................    2,747     3,845
  Net operating loss carryforward...........................    1,360        --
  Capitalized software......................................   (1,136)   (8,532)
  Accelerated depreciation..................................   (4,324)   (3,129)
  Other.....................................................    2,149       469
                                                              -------   -------
          Net long-term deferred income tax assets
             (liabilities)..................................  $ 2,896   $(5,863)
                                                              =======   =======

     The benefit of the Company's federal net operating loss carryforward for the period ended December 31, 1997 is expected to be realized in connection with the filing of the 1998 federal tax return.

7. OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following at December 31:

                                                                1997       1998
                                                              --------   --------
Accounts payable............................................  $ 31,778   $ 29,763
Employee compensation.......................................    24,905     39,500
Other.......................................................    46,867     43,855
                                                              --------   --------
                                                              $103,550   $113,118
                                                              ========   ========

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

8. LEASES

     Future minimum operating lease payments for facilities and equipment at December 31, 1998 are as follows:

1999......................................................   $ 8,264
2000......................................................     4,203
2001......................................................     3,545
2002......................................................     2,922
2003......................................................     1,236
Thereafter................................................       635
                                                             -------
                                                             $20,805
                                                             =======

     Rent expense was $12,556 in 1996, $14,287 in 1997 and $17,059 in 1998,
respectively.

9. COMMITMENTS AND CONTINGENCIES

     The Company enters into risk contracts with certain customers in the ordinary course of business. These contracts provide that the Company assume varying percentages of the risk associated with claims experience differing from fixed fee arrangements under managed care programs. In addition, the Company guarantees a specific amount of savings for certain customers. Included in other liabilities in the accompanying consolidated balance sheets are management's estimates of the amounts required to cover losses incurred under such contracts.

     The Company is subject to various claims, including possible legal actions brought by plan sponsors for alleged errors or omissions arising out of the ordinary course of business. Management believes that it has a combination of adequate insurance coverage and reserves against potential losses and that the outcome of such claims will not have a material adverse effect on the Company's consolidated financial position or results of operations.

10. SHAREHOLDERS' EQUITY

     At January 1, 1996, the Company's capital structure included one cent par value preferred stock; 10,000,000 shares authorized; no shares outstanding, and one cent par value common stock; 1,000 shares authorized; 100 shares outstanding.

     On October 7, 1997, the Certificate of Incorporation for PCS Holding Corporation was restated. Upon filing the Restated Certificate of Incorporation, the shares of Common Stock of PCS Holding Corporation then outstanding were recapitalized into the aggregate of 565 shares of Class A voting common stock and 160 shares of Class B voting convertible preferred stock of PCS Holding Corporation. Under the Restated Certificate of Incorporation, the Company has authority to issue 1,000 shares of Class A stock, 160 shares of Class B Stock, and 1,000 shares of Class C Stock, par value of one dollar per share, issuable in series.

     In connection with the recapitalization in 1997, the Company issued the 565 shares of Class A stock and 160 shares of Class B stock to the Parent, who then sold the Class B stock to an institutional investor. During 1998, the Company bought back all outstanding Class B shares (see sale of the Company note). The Class B stock was convertible preferred stock and paid dividends on a quarterly basis at 25 basis points above the three-month LIBOR rate. The Class B stock was convertible on a one-to-one basis into the Company's Class A stock at the option of the holder at any time.

     No shares of Class C stock have been issued or are outstanding.

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

11. RETIREMENT BENEFITS

     The funded status and amounts recognized in the consolidated balance sheets at December 31, 1997 and 1998 for the Company's defined benefit pension and retiree health benefit plans, as well as changes in the benefit obligation and plan assets during those years, were as follows:

                                               1997                                1998
                                 ---------------------------------   ---------------------------------
                                 DEFINED BENEFIT       RETIREE       DEFINED BENEFIT       RETIREE
                                  PENSION PLAN     HEALTH BENEFITS    PENSION PLAN     HEALTH BENEFITS
                                 ---------------   ---------------   ---------------   ---------------
Change in benefit obligation:
  Benefit obligation at
     beginning of year.........     $  12,397          $ 1,411           $21,969           $ 2,018
  Service cost.................         2,843              344             2,623               519
  Interest cost................           991              113             1,647               150
  Actuarial loss (gain)........         5,760              150            (5,039)              538
  Benefits paid................           (22)              --               (79)              (51)
                                    ---------          -------           -------           -------
Benefit obligation at end of
  year.........................        21,969            2,018            21,121             3,174
Change in plan assets:
  Fair value of plan assets at
     beginning of year.........         8,861               --            13,978                --
  Actual return on plan
     assets....................         1,452               --             1,365                --
  Employer contribution........         3,687               --             5,154                51
  Benefits paid................           (22)              --               (79)              (51)
                                    ---------          -------           -------           -------
Fair value of plan assets at
  end of year..................        13,978               --            20,418                --
Funded status..................        (7,991)          (2,018)             (703)           (3,174)
Unrecognized net actuarial
  loss.........................         4,886               53                 3               591
Unrecognized prior service
  cost.........................            --              139                --                93
                                    ---------          -------           -------           -------
Net amount recognized..........     $  (3,105)         $(1,826)          $   700           $ 2,490
                                    =========          =======           =======           =======
Amounts recognized in
  consolidated balance sheet
  consisted of:
  Prepaid benefit cost.........     $      --          $    --           $    --           $    --
  Accrued benefit liability....        (3,105)          (1,826)             (700)           (2,490)
  Accumulated other
     comprehensive income,
     before income taxes.......            --               --                --                --
                                    ---------          -------           -------           -------
Net amount recognized..........     $  (3,105)         $(1,826)          $  (700)          $(2,490)
                                    =========          =======           =======           =======
Weighted-average assumptions as
  of December 31:
  Discount rate................           7.5%              --               7.5%               --
  Expected return on plan
     assets....................          10.5               --              10.5                --
  Rate of compensation
     increase..................    4.0 to 8.0               --               5.9                --

     Health care cost trend rates were assumed to increase at an annual rate of
6.5 percent in 1999 for participants under age 65, and decrease one-half percent per year to 5.0 percent in 2002 and thereafter. For participants over age 65, the rate was assumed to increase 5.0 percent in 1999 and thereafter.

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

     Net pension and retiree health benefit expense for the years ended December 31, 1996, 1997 and 1998 included the following components:

                                               DEFINED BENEFIT PENSION PLAN   RETIREE HEALTH BENEFITS
                                               ----------------------------   ------------------------
                                                1996      1997       1998      1996     1997     1998
                                               -------   -------   --------   ------   ------   ------
Components of net periodic benefit cost:
  Service cost...............................  $2,497    $2,843    $ 2,623     $292     $344     $519
  Interest cost..............................     837       991      1,647       85      113      150
  Expected return on plan assets.............    (577)     (971)    (1,700)      --       --       --
  Amortization of prior service cost and net
     obligation at January 1, 1986...........      --        --         --       46       46       46
  Recognized actuarial loss..................      58        --        179       --       --       --
                                               ------    ------    -------     ----     ----     ----
          Net periodic benefit cost..........  $2,815    $2,863    $ 2,749     $423     $503     $715
                                               ======    ======    =======     ====     ====     ====

     The assumed health care cost trend rates have a significant effect on the retiree health benefits amounts reported. If these trend rates were to be increased by one percentage point each future year, the December 31, 1998 accumulated postretirement benefit obligation would increase by 15 percent, and the aggregate of the service cost and interest cost components of 1998 annual expense would increase by 18 percent. A one percentage point decrease in these rates would decrease the December 31, 1998, accumulated postretirement benefit obligation by 13 percent, and the aggregate of the 1998 service cost and interest cost by 15 percent.

     The Company also has a defined contribution savings plan that covers its eligible employees. The purpose of the defined contribution plan is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plan are based on employee contributions and the level of Company match. Expenses under the plan totaled $3,019 in 1996, $3,352 in 1997 and $4,483 in 1998.

     The Company provides certain other postemployment benefits, primarily related to disability benefits, and accrues for the related cost over the service lives of the employees. Expenses associated with these benefit plans during the years ended December 31, 1996, 1997 and 1998 were not significant.

12. RELATED PARTY TRANSACTIONS

     Certain expenses, principally employee benefits and general liability and workers' compensation insurance premiums, are paid on behalf of and charged to the Company by the Parent. In addition, the Company uses certain resources and administrative staff of its Parent, including financial, legal, tax, internal audit, accounting advice, and other personnel and employee benefit services. Management believes that the consolidated statements of operations include an appropriate allocation of all material costs incurred by the Parent on the Company's behalf.

     Certain of the Company's employees are periodically granted options by the Parent to purchase the Parent's stock. The exercise price of these options is equal to the market value of the stock at the date of grant.

                    PCS HOLDING CORPORATION AND SUBSIDIARIES

     The Company additionally recognized the following transactions with the Parent in its consolidated statements of operations:

                                                            1996     1997      1998
                                                           ------   -------   -------
Revenue:
  Administration fee revenue.............................  $  825   $ 3,147   $ 4,296
  Outcomes research revenue..............................   3,500     3,720     3,500
  RxReview revenue.......................................   2,700     8,100     7,052
  Clinical consulting....................................      --     1,760    14,152
  Other..................................................      --     3,900     1,500
                                                           ------   -------   -------
          Total revenue..................................  $7,025   $20,627   $30,500
                                                           ======   =======   =======

13. IMPACT OF YEAR 2000 (UNAUDITED)

     The Company has determined that it will be required to modify or replace certain portions of its software, hardware and equipment so that its systems and equipment will function properly with respect to dates in the year 2000 and thereafter. The Company is utilizing both internal and external resources to reprogram, or replace, and test the software and equipment for year 2000 readiness. The majority of the Company's business is performed with third parties via interfaced systems. As a result, the Company's Year 2000 project includes a review of the third parties to determine the extent the company will be affected by third party failures to mitigate their own Year 2000 issues.

     The Company anticipates substantially completing the Year 2000 project by June 1999. The total cost of the Year 2000 project is estimated to be approximately $11.3 million, which includes approximately $.3 million for the purchase of new software and equipment that will be capitalized and $11 million that will be expensed as incurred, and is not expected to have a material effect on the results of operations. The Company has incurred approximately $3.4 million ($3.1 million expensed and $.3 million capitalized for new systems and equipment) through December 31, 1997) and $10.1 million ($9.8 million expensed and $.3 million capitalized for new systems and equipment) through December 31, 1998, related to the assessment of, and preliminary efforts on, its Year 2000 project and the development of a modification plan, purchase of new systems and equipment, and systems modifications.

     The costs for the year 2000 project and the date on which the Company believes it will complete the year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources. In the event that the remediation plans are unsuccessful, the Company is developing a contingency plan for continuing operations. The Company's operating results could be materially impacted if actual costs of the Year 2000 project are significantly higher than management estimates or if the systems and equipment of the Company or those of other companies on which it relies are not compliant in a timely manner.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,434,783 SHARES

                                ADVANCEPCS LOGO

                              CLASS A COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.
                         BANC OF AMERICA SECURITIES LLC
                           CREDIT SUISSE FIRST BOSTON
                                    JPMORGAN
                               CIBC WORLD MARKETS
                               ROBINSON-HUMPHREY

                                 MARCH 8, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                [Alternate Page]               Filed Pursuant to
                                                                  Rule 424(b)(4)
                                            Registration Statement No. 333-55854
PROSPECTUS

                                5,434,783 SHARES

                                ADVANCEPCS LOGO

                              CLASS A COMMON STOCK

                             ----------------------

       Rite Aid Corporation is selling 5,434,783 shares of our Class A common stock. The international managers are offering 1,086,957 shares outside the U.S. and Canada and the U.S. underwriters are offering 4,347,826 shares in the U.S. and Canada. We will not receive any proceeds from the sale of the Class A common stock being offered by this prospectus.

       The shares are quoted on the Nasdaq National Market under the symbol "ADVP." On March 8, 2001, the last sale price of the shares as reported on the Nasdaq National Market was $47 1/2 per share.

       INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 9 OF THIS PROSPECTUS.

                             ----------------------

                                                             PER SHARE      TOTAL
                                                             ---------      -----
Public offering price......................................   $47.375    $257,472,845
Underwriting discount......................................     $1.90     $10,326,088
Proceeds, before expenses, to the selling stockholder......   $45.475    $247,146,757

       The international managers may also purchase up to an additional 163,023 shares from the selling stockholder, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an additional 652,094 shares from the selling stockholder.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The shares will be ready for delivery on or about March 14, 2001.

                             ----------------------

MERRILL LYNCH INTERNATIONAL                BANK OF AMERICA INTERNATIONAL LIMITED

CREDIT SUISSE FIRST BOSTON
                     JPMORGAN
                                         CIBC WORLD MARKETS
                                                        ROBINSON-HUMPHREY

                             ----------------------

                 The date of this prospectus is March 8, 2001.

                                [Alternate Page]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    9
Special Note Regarding Forward-Looking Statements...........   21
Use of Proceeds.............................................   22
Price Range of Class A Common Stock and Dividend Policy.....   22
Capitalization..............................................   23
Selected Historical Financial and Operating Data............   25
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   28
Business....................................................   42
Management..................................................   62
Principal and Selling Stockholders..........................   65
Certain Transactions........................................   68
Description of Capital Stock................................   69
Underwriting................................................   76
United States Federal Tax Considerations for Non-United
  States Holders............................................   80
Legal Matters...............................................   82
Experts.....................................................   82
Where You Can Find More Information.........................   82
Index to Consolidated Financial Statements..................  F-1

     You should rely on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholder is not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, profitability and growth prospects may have changed since that date.

                                [Alternate Page]

                                  UNDERWRITING

     The selling stockholder intends to offer the shares outside the U.S. and Canada through the international managers and in the U.S. and Canada through the U.S. underwriters. Merrill Lynch International, Bank of America International Limited, Credit Suisse First Boston (Europe) Limited, J.P. Morgan Securities Ltd., CIBC World Markets plc and The Robinson-Humphrey Company, LLC are the international managers. Subject to the terms and conditions described in an international purchase agreement among us, the selling stockholder and the international managers, and concurrently with the sale of 4,347,826 shares to the U.S. underwriters, the selling stockholder has agreed to sell to the international managers, and the international managers severally have agreed to purchase from the selling stockholder, the number of shares listed opposite their names below.

                                                               NUMBER OF
                                                                SHARES
INTERNATIONAL MANAGERS                                         ---------
Merrill Lynch International.................................     271,739
Bank of America International Limited.......................     271,739
Credit Suisse First Boston (Europe) Limited.................     217,391
J.P. Morgan Securities Ltd. ................................     163,044
CIBC World Markets plc......................................      81,522
The Robinson-Humphrey Company, LLC..........................      81,522
                                                               ---------
             Total..........................................   1,086,957
                                                               =========

     We and the selling stockholder have also entered into a U.S. purchase agreement with the U.S. underwriters for sale of the shares in the U.S. and Canada for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., CIBC World Markets Corp. and The Robinson-Humphrey Company, LLC are acting as U.S. representatives. Subject to the terms and conditions in the U.S. purchase agreement, and concurrently with the sale of 1,086,957 shares to the international managers pursuant to the international purchase agreement, the selling stockholder has agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase 4,347,826 shares from the selling stockholder. The initial public offering price per share and the total underwriting discount per share are identical under the international purchase agreement and the U.S. purchase agreement.

     The international managers and the U.S. underwriters have agreed to purchase all of the shares sold under the international and U.S. purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the international managers and the U.S. underwriters are conditioned on one another.

     We and the selling stockholder have agreed to indemnify the international managers and the U.S. underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the international managers and the U.S. underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The lead managers have advised us and the selling stockholder that the international managers propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $1.14 per share. The international managers may allow, and the dealers may reallow, a discount not in excess of $.10 per share

                                [Alternate Page]

to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholder. The information assumes either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.

                                                 PER SHARE   WITHOUT OPTION   WITH OPTION
                                                 ---------   --------------   ------------
Public offering price..........................   $47.375     $257,472,845    $296,089,013
Underwriting discount..........................     $1.90      $10,326,088     $11,874,810
Proceeds, before expenses, to the selling
  stockholder..................................   $45.475     $247,146,757    $284,214,203

     The expenses of the offering, not including the underwriting discount, are estimated at $0.7 million and are payable by us.

OVER-ALLOTMENT OPTION

     The selling stockholder has granted an option to the international managers to purchase up to 163,023 additional shares at the public offering price less the underwriting discount. The international managers may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the international managers exercise this option, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that international manager's initial amount reflected in the above table.

     The selling stockholder has also granted an option to the U.S. underwriters, exercisable for 30 days from the date of this prospectus, to purchase up to 652,094 additional shares to cover any over-allotments on terms similar to those granted to the international managers.

INTERSYNDICATE AGREEMENT

     The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international managers and the U.S. underwriters may sell shares to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. persons or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement.

NO SALES OF SIMILAR SECURITIES

     We, the selling stockholder, our executive officers and directors and JLL have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we, the selling stockholder and these other individuals or entities have agreed not to directly or indirectly:

     - offer, pledge, sell or contract to sell any common stock,

     - sell any option or contract to purchase any common stock,

     - purchase any option or contract to sell any common stock,

     - grant any option, right or warrant for the sale of any common stock,

     - lend or otherwise dispose of or transfer any common stock,

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
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     - request or demand that we file a registration statement related to the common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

QUOTATION ON THE NASDAQ NATIONAL MARKET

     The shares are quoted on the Nasdaq National Market under the symbol
"ADVP."

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the common stock is completed, SEC rules may limit the underwriters from bidding for or purchasing our common stock. However, the U.S. representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases that peg, fix or maintain that price.

     The underwriters may purchase and sell the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives or lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

UK SELLING RESTRICTIONS

     Each international manager has agreed that:

     - it has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

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
                                [Alternate Page]

     - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and

     - it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in
       Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

NO PUBLIC OFFERING OUTSIDE THE UNITED STATES

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us, the selling stockholder or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

     Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

PASSIVE MARKET MAKING

     In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the Class A common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of Class A common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

     In September 2000, Merrill Lynch, Pierce, Fenner & Smith Incorporated served as book-runner, syndication agent and lead arranger for our senior secured debt facilities. Banc of America Securities LLC served as joint book-runner and joint lead arranger and Bank of America, N.A., an affiliate of Banc of America Securities LLC, served as administrative and collateral agent for our senior secured debt facilities. Merrill Lynch Capital Corporation, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A., Credit Suisse First Boston Corporation and CIBC World Markets Corp. are lenders under the senior secured credit facilities. In addition, as of February 15, 2001 Credit Suisse Asset Management, an affiliate of Credit Suisse First Boston Corporation, owned 1,541,008 shares of our Class A common stock, or 6.0%.

     Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site relating to this offering is not a part of this prospectus.

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
                                [Alternate Page]

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                                5,434,783 SHARES

                                ADVANCEPCS LOGO

                              CLASS A COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                          MERRILL LYNCH INTERNATIONAL
                     BANK OF AMERICA INTERNATIONAL LIMITED
                           CREDIT SUISSE FIRST BOSTON
                                    JPMORGAN
                               CIBC WORLD MARKETS
                               ROBINSON-HUMPHREY

                                 MARCH 8, 2001

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